This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on October 22, 2019,
and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Goxus Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11th floor, Guanghe Building, No.5 Building,

Lv Di Qi Hang international Part 3, Fangshan District, Beijing

People’s Republic of China

+86-1052878052

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
(212) 530-2206

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 212-530-2206	Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 212-407-4000

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.	☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Ordinary Shares, par value $[●] per share	[●]	[●]	$	[●]	$	[●]
Placement Agent Warrants(2)	—	—		—		—
Ordinary Shares, par value $[●] per share, underlying the Placement Agent Warrants(2)	[●]	[●]	$	[●]	$	[●]
Total	[●]	—	$	[●]	$	[●]

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.

(2)	The Registrant will issue to Network 1 Financial Securities, Inc. (the “Placement Agent”) warrants to purchase a number of Ordinary Shares equal to an aggregate of six percent (6%) of the Ordinary Shares (the “Placement Agent Warrants”) sold in the offering. The exercise price of the Placement Agent Warrants is equal to 120% of the offering price of the Ordinary Shares offered hereby. The Placement Agent Warrants are exercisable within [●] years commencing on [●], at any time, and from time to time, in whole or in part.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [●], 2019

Ordinary Shares

(minimum offering amount)

Ordinary Shares

(maximum offering amount)

Goxus Inc.

Goxus Inc. is offering a minimum of [●] ordinary shares, par value $0.0002 per share, and a maximum of [●] ordinary shares (“Ordinary Shares”). This is an initial public offering of our Ordinary Shares. We expect the initial public offering price will be $[●] per Ordinary Share. The offering is being made on a “best efforts” basis without a firm commitment by Network 1 Financial Securities, Inc., the placement agent, who has no obligation or commitment to purchase any of our Ordinary Shares. The placement agent must sell the minimum number of shares offered ([●] Ordinary Shares), if any are sold, and are only required to use their best efforts to sell the Ordinary Shares offered. See “Plan of Distribution.” Prior to this offering, there has been no public market for our Ordinary Shares. We have reserved the symbol “[●]” for purposes of listing our Ordinary Shares on the Nasdaq Capital Market and plan to apply to list our Ordinary Shares on the Nasdaq Capital Market.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 30 of this prospectus for more information.

	Number of Ordinary Shares	Initial Public Offering Price	Discounts and Commissions(1)(2)	Proceeds to Our Company Before Expenses(3)
Minimum		$	$	$
Maximum		$	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering, payable to the Placement Agent. See “Plan of Distribution” beginning on page [●] of this prospectus for additional information regarding total placement agent compensation.

(2)	We and the placement agent have agreed to pay commissions of seven percent (7% )per share (or $[●] per share) on the gross proceeds of the offering from investors introduced by the Placement Agent, and six percent (6%) per share (or $[●] per share) on the gross proceeds of the offering from investors sourced by us.

(3)	The total estimated expenses related to this offering are set forth in the section entitled “Discounts, Commissions and Expenses.”

We do not intend to close this offering unless we sell at least the minimum number of Ordinary Shares, at the price per Ordinary Share set forth above, to result in sufficient proceeds to list our Ordinary Shares on the Nasdaq Capital Market. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) [180] days from the effective date of the registration statement (the “Termination Date”), unless extended by us and the Placement Agent for an additional [60] days. If we can successfully raise the minimum offering amount prior to the Termination Date, the proceeds from the offering will be released to us after deducting certain escrow fees. The proceeds from the sale of the Ordinary Shares in this offering (limited to funds received on our behalf ) will be payable to “[●], as Escrow Agent,” and will be deposited in a separate non-interest bearing trust bank account until the minimum offering amount is raised. If we do not raise the minimum offering amount of $10,000,000 prior to the Termination Date, we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [●], 2019.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States.

i

About this Prospectus

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We and the Placement Agent have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. We have not taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of the prospectus outside the United States. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Affiliated Entities” are to Goxus’ subsidiaries, and Goxus BJ and its subsidiaries;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Goxus,” “we,” “us,” or the “Company,” are to one or more of Goxus Inc., an exempted company limited by shares formed under Cayman Islands, and its Affiliated Entities, as the case may be;

“Goxus BJ” are to our VIE, Goxus (Beijing) Creative and Cultural Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and SDH;

●	“Goxus BVI” are to “Goxus (BVI) Ltd.,” Goxus wholly-owned subsidiary, a limited company formed under British Virgin Islands law;

●	“Goxus Consulting” or “WFOE” are to Goxus’ wholly foreign owned subsidiary, Beijing Goxus International Management Consulting Ltd, a limited liability company organized under the laws of the PRC;

●	“Goxus HK” are to “Goxus (HK) Cultural Creative Limited”, Goxus’ wholly-owned-subsidiary, a Hong Kong corporation;

●	“Goxus Suqian” are to Goxus BJ’s wholly owned subsidiary, Suqian Goxus Creative and Cultural Ltd, a limited liability company organized under the laws of the PRC;

●	“shares,” “Shares,” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value US$0.0002 per share; and

●	“VIE” are to variable interest entity.

Our business is conducted by Goxus BJ, our VIE in the PRC, and its subsidiary, Goxus Suqian, using Renminbi (“RMB”), the currency of the PRC. Our consolidated financial statements are presented in United States dollars (“US$”). In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in US$) and the value of our assets, including accounts receivable (expressed in US$).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares. This prospectus contains certain estimates and information from an industry report (“Frost & Sullivan Report”) commissioned by us and prepared by Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”), an independent market research firm, regarding our industries and our market positions in China, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Overview

We operate in the Chinese urban-rural design and development market, and provide two main services, (i) urban-rural design services and (ii) comprehensive construction project management consulting services. Urban-rural design and development is the process of designing and shaping the physical features of cities, towns and villages and planning for the provision of municipal services to residents and visitors. Since we started our operations in 2010, we have provided services to over one hundred projects throughout the PRC. Our projects to date covered a broad range of design subjects, including villages, towns, theme parks, neighborhoods, shopping malls and schools. For the majority of our projects, we served as the sub-contractor for construction companies who responded to the government’s request for tender notices and won government contracts through the public bidding process. Approximately 98% and 85% of our revenue for the fiscal years ended March 31, 2018 and 2019, respectively, were generated from serving as sub-contractors to construction companies on projects sponsored by the PRC government, primarily by the regional governments at county level.

According to the International Monetary Fund (“IMF”), the population of the PRC grew from 1.37 billion in 2014 to 1.40 billion in 2018, and is expected to continue to grow and reach 1.41 billion by the end of 2023. The rising population and recent economic expansion of the PRC have contributed to the acceleration of urbanization in the past years. According to the National Bureau of Statistics of China (“NBS”), from 2014 to 2018, the urbanization rate in the PRC, which measures the percentage of urban population, has increased from 54.3% to 59.8%. According to the Frost & Sullivan Report, it is forecasted that the urbanization rate will reach 66.5% in 2023. In 2019, the National Development and Reform Commission released the “Key Tasks of New Type Urbanization,” the official plan for the urbanization development in the PRC, to further support the urbanization process. Additionally, as stated in the 13th Five-Year Plan for Economic and Social Development of the PRC, which covers the years 2016-2020, the PRC government plans to accelerate the development of counties and villages in the rural areas with the aim of turning them into towns and cities. The market size for urban and rural design and development in the PRC has experienced a steady growth from US$54.2 billion in 2015 to US$76.3 billion in 2018, and based on current governmental policies, we expect this trend to continue.

With more than eight years of experience providing urban-rural design services, we have developed our market oriented urban-rural design approach, namely, the “GOXUS Design,” to create high-level strategic and conceptual design schemes for a variety of urban-rural design subjects. Rather than focusing primarily on the functional and aesthetic aspects of a design, our approach strives to bring together what is desirable from a human point of view with what is ecologically feasible and economically sustainable in all our designs. For each of our projects, we first conduct an in-depth feasibility study and create a long-term strategic plan, including brand positioning and future operational planning. To further facilitate the execution and engineering of our designs, we offer ancillary comprehensive construction project management consulting services throughout the construction phase of projects that use our designs.

All of our business is conducted by our VIE, Goxus BJ, and its subsidiary, Goxus Suqian, in the PRC. Since 2018, we have started to employ an asset-light business model, a model in which a company has relatively few capital assets compared to its operations, and kept a lean corporate structure to remain flexible and efficient in our operation. Our strategy is to outsource non-essential tasks that do not require our core-competence, which is our ability to create attractive, functional and sustainable urban-rural designs. Thus, to supplement and enhance our ability to efficiently work on government projects, we have built and maintained a network of external resources, including: (1) construction enterprises that we cooperate with to acquire government-sponsored projects; (2) design companies that serve as our subcontractors providing non-essential design services; and (3) project consulting companies and construction material suppliers that serve as our sub-contractors providing comprehensive construction project management related services.

With our asset-light model, we do not invest capital or human resources on acquiring/maintaining the construction or engineering credentials required for government contractors, instead we cooperate with and serve as subcontractor to qualified construction companies on acquiring and working on government projects. Almost all urban-rural design and development projects require design proposals as part of bidding materials. When a construction company needs design proposals and chooses us as a design service provider for a project, it sends us an invitation to provide designs for their bids. If we accept an invitation, we first enter into a pre-bidding cooperating agreement with the construction company to secure our service as a subcontractor on the project if the proposal wins the bid, prior to providing any design proposal to be incorporated as part of the bidding materials being submitted to the government by the bidding construction company. Our cooperating agreement also specifies whether we will be providing construction project management consulting services based on the needs and specifics of each project. We do not receive any payment for participating in a bid, but will only receive compensation if and when the cooperating construction company we work with wins the bid and get paid as a government contractor, who then pays us for our service as its subcontractor; therefore it is crucial for us to invest in the projects offering us the highest rate of return with the best winning prospect.

We believe in providing innovative solutions for our clients and have a research and development (“R&D”) team that focuses on conducting research on market dynamics and trends in government-sponsored urban-rural design and development, as well as improving our urban-rural design methods and technologies. As of the date of this prospectus, we own one invention and seven utility patents, as well as five software and 15 work copyright registrations. In December 2016, we were awarded the PRC National High Tech Enterprise certification, which afforded us a favorable income tax rate for the duration of three years, and will expire in December 2019. The Company is currently in the process of renewing the certificate.

We are led by an experienced management team that has demonstrated since our inception its ability to drive growth in revenue and profits. Over the last eight years, we have grown our revenue from $Nil for the fiscal year ended March 31, 2011 to $47,175,847 for the fiscal year ended March 31, 2019, reflecting a compound annual growth rate, or CAGR, of 612%. In that same eight year period, our net income increased from a net loss of $2,353 to net income of $7,050,224, reflecting a CAGR of 144%. Our revenue for the fiscal year ended March 31, 2019 grew 69.3% to $47.2 million, from $27.9 million for 2018. The revenues generated from design services were $12,829,364 and $11,274,435, or 46.1% and 23.9% of the total revenues, and from comprehensive construction project management consulting services were $15,030,003 and $35,901,412, or 53.9% and 76.1% of the total revenues for the fiscal years ended March 31, 2018, and 2019, respectively.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Recognition and reputation achieved from our previous success.

●	Innovative approach.

●	Experienced management team.

●	Our asset-light business model.

Growth Strategies

We intend to further grow our business by pursuing the following strategies:

●	Attracting and recruiting highly qualified professionals to join our team.

●	Further strengthening research on market dynamics and trends in government-sponsored urban-rural design and development.

●	Further improving urban-rural design methods.

●	Implementing effective resources management to improve operational efficiency and boost core competency.

Our Challenges

We face challenges, risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to our ability to:

●	Grow our market share in the PRC urban-rural design and development industry.

●	Navigate in the fast-changing regulatory environment.

●	Maintain and improve our relationship with business partners.

●	Recruit and retain qualified personnel.

●	Manage our growth effectively and efficiently.

●	Enhance our brands in a cost-effective manner.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate Information

Our principal executive offices and headquarters are located at 11th floor, Guanghe Building, No.5 Building, Lv Di Qi Hang international Part 3, Fangshan District, Beijing, China and our phone number is +86-1052878052. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. We maintain a corporate website at www.goxus.com.cn. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our initial public offering based on a proposed maximum number of [●] Ordinary Shares being offered:

C Revival Creative Ltd. (British Virgin Islands)
Green Ideo Innovation Ltd. (British Virgin Islands)
Dosigner Culture and Creative Ltd. (British Virgin Islands)
Shanghe Culture Tourism Development Group Co., Ltd. (British Virgin Islands)
Creative Synergies Ltd, Co., (British Virgin Islands)
UNSD Culture and Creative Ltd. (British Virgin Islands)
Other Miority Shareholders
Public Shareholders
36.4%/【】%
16.9%/【】%
10%/【】%
5.5%/【】%
5.95%/【】%
5%/【】%
20.25%/【】%
0/【】%
Pre-IPO%/Post-IPO%
Goxus Inc. (Cayman Islands)
100%
Goxus (BVI) Ltd. (British Virgin Islands)
100%
Goxus (HK) Cultural Creative Limited (Hong kong)
100%
Beijing Goxus International Management Consulting Ltd. (PRC)
Contractual Arrangements
Goxus (Beijing) Creative and Cultural Co. Ltd. (PRC)
100%
Goxus (Suqian) Creative and Cultural Ltd. (PRC)

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, occurred, if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our Ordinary Share held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Ordinary Shares offered by us	A minimum of [●] million and a maximum of [●] million Ordinary Shares.

Price per Ordinary Share	We currently estimate that the initial public offering price will be $[●] per Ordinary Share, with a minimum and maximum offering of $10,000,000 and $25,000,000 respectively.

Best efforts

The Placement Agent is selling our Ordinary Shares on a “best efforts” basis. Accordingly, the Placement Agent has no obligation or commitment to purchase any securities. The Placement Agent is not required to sell any specific number or dollar amount of Ordinary Shares but will use its best efforts to sell the Ordinary Shares offered.

We do not intend to close this offering unless we sell at least the minimum number of Ordinary Shares, at the price per Ordinary Share set forth on the cover page of this prospectus, to result in sufficient proceeds to list our Ordinary Shares on the Nasdaq Capital Market.

Offering period	The Ordinary Shares are being offered for a period of [180] days commencing on the effective date of the registration statement, unless extended by us and the Placement Agent for an additional [60] days. If the minimum offering amount ($10,000,000) is not raised within [180] days (or [240] days if extended) from the effective date of the registration statement, all subscription funds from the escrow account will be returned to investors promptly without interest or deduction of fees. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) [180] days (or [240] days if extended) from the effective date of the registration statement although we retain the right to terminate the offering prior to the expiration of the [180]-day (or [240]-day if extended) period. If we raise the minimum offering amount prior to the Termination Date, the proceeds from the offering will be released to us.

Escrow account	The gross proceeds from the sale of the Ordinary Shares in this offering will be deposited in a non-interest bearing escrow account maintained by the escrow agent, [●], at [●]. All checks will be deposited directly into the escrow account and all wire transfers will be wired directly to the escrow account. The funds will be held in escrow until the escrow bank, [●], has advised us and the escrow agent that it has received a minimum of $[●], the minimum offering, in cleared funds. Unless the offering period is extended by us and the Placement Agent for an additional [60] days, if we do not receive the minimum of $10,000,000 by [●], 2019, all funds will be returned to purchasers in this offering on the next business day after the Termination Date, without charge, deduction or interest. Prior to [●], 2019, in no event will funds be returned to you unless the offering is terminated. You will only be entitled to receive a refund of your subscription price if we do not raise a minimum of $10,000,000 by [●], 2019. No interest will be paid either to us or to you. See “Plan of Distribution—Escrow Agent and Deposit of Offering Proceeds.”

Ordinary Shares outstanding prior to completion of this offering	[●] Ordinary Shares

Ordinary Shares outstanding immediately after this offering

[●] Ordinary Shares if the Ordinary Shares are offered and sold at the minimum offering amount in this offering; or

[●] Ordinary Shares if the Ordinary Shares are offered and sold at the maximum offering amount in this offering.

Listing	We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market.

Nasdaq Capital Market symbol	“[●]”

Transfer Agent	[●]

Use of proceeds	We intend to use the proceeds from this offering for working capital and general corporate purposes, including the expansion of our business. See “Use of Proceeds” on page 32 for more information.

Lock-up

All of our directors and officers and our principal shareholders ([5%] or more shareholders) have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [●] months after the effective date of this registration statement. All of our other shareholders have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [●] months after the effective date of this registration statement. See “Shares Eligible for Future Sale” and “Plan of Distribution” for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 8 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

SUMMARY FINANCIAL DATA

The following tables set forth selected historical statements of operations for the years ended March 31, 2019 and 2018, and balance sheet data as of March 31, 2019 and 2018, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	For the Year Ended March 31,
	2019	2018
Revenue	$47,175,847	$27,859,367
Cost of revenue	34,322,930	15,877,256
Gross Profit	12,852,917	11,982,111
Selling expenses	413,636	398,533
General and administrative expense expenses	3,616,696	3,272,092
Income from operations	8,822,585	8,311,486
Interest income	22,612	9,008
Interest expense	(237,680)	(79,182)
Other income	88,388	357,794
Income before income tax provision	8,695,905	8,599,106
Income tax provision	1,645,681	1,504,023
Net income	$7,050,224	$7,095,083

Cash Flow Data:
Net cash flow provided by operating activities	$1,041,158	$8,724,535
Net cash flow used in investing activities	$(5,956,705)	$(2,794,182)
Net cash flow (used in)/provided by financing activities	$(137,268)	$2,579,269

Selected Balance Sheet Information:

	For the Year Ended March 31,
	2019	2018
Balance Sheet Data:
Cash and cash equivalents	$3,796,748	$9,464,531
Total assets	$24,085,327	$16,033,709
Total liabilities	$7,827,332	$6,185,967
Total equity	$16,257,995	$9,847,742

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

Our business is susceptible to fluctuations in the urban-rural design and development market of China.

As of the date of this prospectus, we conduct all of our business in China. Our business depends substantially on the conditions of the PRC market of urban-rural design and development. Demand for our services in China has grown rapidly in the recent years, but such growth is often coupled with seasonal fluctuations. Fluctuations of demand with respect to urban-rural design and development services in China are caused by economic, social, political and other factors. To the extent fluctuations in the market adversely affect the demand for our services, our financial condition and results of operations may be materially and adversely affected.

Our business depends on our clients (mostly construction companies) acquiring government projects through public bidding process, the results of which can be unpredictable.

Beginning in 2018, we started employing an asset-light model, which allows us to invest and grow our core-competencies, but also requires us to maintain good relationships with our clients, mostly construction companies, in order to serve as their subcontractor on government projects. In China, government projects are awarded through public bidding process, the results of which can be influenced by many factors that are beyond our control, such as the perspectives and preferences of the key decision makers, the competitiveness of competing proposals, changes in the scope of project specifications, and the financial position of our clients who ultimately determine their bid prices. Furthermore, our design services only get compensated if the cooperating construction companies win the bids; therefore, it is essential for us to achieve a high winning ratio on the bids that we participate in. If we fail to maintain good relationships with our clients or achieve a high winning ratio on the bids that we participate in, then our business prospects and profitability could be adversely affected.

Demand for our services is cyclical and may be vulnerable to sudden economic downturns and reductions in government and private industry spending.

The urban-rural design and development services market is related to the construction industry, which is particularly cyclical and is strongly influenced by government policies. In addition, the urban-rural design and development services market is sensitive to business cycles, the macroeconomic environment, government investments and property development. Therefore, demand for our services is cyclical and may be vulnerable to sudden economic downturns, interest rate fluctuations and reductions in government and private industry spending that result in clients delaying, curtailing or canceling proposed and existing projects.

Where economies are weakening, regional governments may face budget deficits that prohibit them from funding proposed and existing projects, and our clients may demand more favorable pricing or other terms while their ability to pay our invoices or to pay them in a timely manner may be adversely affected. If economic conditions are uncertain and/or weaken and/or government spending is reduced, our revenue and profitability could be adversely affected.

A large portion of our annual revenue was generated from a few large projects, therefore if we fail to receive our full contractual amounts from these projects, it would be difficult for us to replace the lost revenue, which could adversely affect our business and operating results.

For the year ended March 31, 2019, our five largest projects generated an aggregate of $35,694,395, which accounted for 75.7% of our total revenue. In particular, our largest project, for which we served as a sub-contractor to Beiwang Construction Group Co., Ltd., accounted for 29.80% of our total revenue for the year ended March 31, 2019. For the year ended March 31, 2018, our three largest projects accounted for 77.3% of our total revenue. In particular, our largest project, for which we served as a sub-contractor to Beijing Zhongnongfutong Co., Ltd., accounted for 44.47% of our total revenue for the year ended March 31, 2018. We expect that due to our relative small size, the same revenue pattern will continue for the foreseeable future. If we fail to receive the full contractual amounts from one or a few of our largest contracts for any reason or cause, the lost revenue would be difficult for us to replace, which could adversely affect our business and operating results.

For the fiscal year ended March 31, 2019, a substantial portion of our revenue was generated from related parties, and because of the unsustainable nature of such businesses, our operating results may be adversely affected if we are not able to acquire new businesses from unrelated parties.

For the fiscal year ended March 31, 2019, we generated a total of $9,240,906 ($5,954,887 for design services and $3,286,019 for construction project management consulting services) from two related parties, both of which are controlled by a relative of our CEO, Mr. Pengxing Zhao. This revenue accounted for almost 20%, a substantial portion of our total revenue. However, services to these related parties are likely to be recurring in the future and our operating results may be adversely affected if we are not able to generate business from other sources.

A severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Our failure to meet contractual schedule or performance requirements that we have guaranteed could adversely affect our operating results.

In some circumstances, we can incur additional costs, liquidated or other damages if we do not achieve project completion by a scheduled date. If we or a sub-contractor of ours subsequently fails to complete the project as scheduled and the matter cannot be satisfactorily resolved with the client, we may be responsible for cost impacts to the client resulting from any delay or the cost to complete the project. Our costs generally increase from schedule delays and/or could exceed our projections for a particular project. In addition, project performance can be affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, labor disruptions and other factors. Material performance problems for existing and future contracts could cause actual results of operations to differ from those anticipated by us and also could cause us to suffer damage to our reputation within our industry and client base.

In conducting our business, we depend on other contractors, subcontractors and equipment and material providers. If these parties fail to satisfy their obligations to us or other parties or if we are unable to maintain these relationships, our revenue, profitability and growth prospects could be adversely affected.

We depend on contractors, subcontractors and equipment and material providers in conducting our business. There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, or our failure to extend existing task orders or issue new task orders under a subcontract. Also, to the extent that we cannot acquire equipment and materials at reasonable costs, or if the amount we are required to pay exceeds our estimates, our ability to complete a project in a timely fashion or at a profit may be impaired. In addition, if any of our subcontractors fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, our ability to fulfill our obligations as a prime contractor may be jeopardized; we could be held responsible for such failures and/or we may be required to purchase the supplies or services from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the supplies or services are needed.

We also rely on relationships with other contractors. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts with us, or if a government agency terminates or reduces these other contractors’ programs, does not award them new contracts or refuses to pay under a contract. In addition, due to “pay when paid” provisions that are common in subcontracts in China, we could experience delays in receiving payment if the prime contractor experiences payment delays.

Our ability to grow and to compete in our industry will be harmed if we do not retain the continued services of our key personnel and identify, hire and retain additional qualified personnel.

The urban-rural design and development industry is a labor-intensive industry and it requires experienced and skilled personnel. Further, given urban-rural design is an inter-disciplinary subject, it is even harder for companies to recruit and retain talent with necessary experience and skills. There is strong competition for qualified personnel in this industry. We may not be able to continue to attract and retain qualified personnel, such as designers, architects and project managers. Our planned growth may place increased demands on our resources and will likely require the addition of key personnel and the development of additional expertise by existing personnel. If we were to lose some or all of these personnel, they would be difficult to replace. Loss of the services of, or failure to recruit, key personnel could limit our ability to complete existing projects successfully and to compete for new projects.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

Our revenue for the fiscal year ended March 31, 2019, was approximately US$47.20 million, an increase of 69.3% from US$27.86 million for the fiscal year ended March 31, 2018. We intend to continue to expand our services and operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified service professionals as well as other administrative and marketing personnel. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

Increasing competition within our industry could have an impact on our business prospects.

The urban-rural design and development market in the PRC is considered both fragmented and highly competitive. Competing companies may have significantly greater financial and other resources than we have and may offer services that are more attractive to prospective clients; increased competition would have a negative impact on both our revenues and our profit margins.

If we were to lose our certification as a National High Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

In December 2016, Goxus BJ was approved as a National High Tech Enterprise. This certification entitles Goxus BJ to a favorable tax rate of 15%, rather than the unified rate of 25% if it was not so certified. The certification is valid for three years and will expire in December 2019. The Company is in the process of applying for renewal of this certificate. In the event Goxus BJ were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

Failure to maintain or enhance our brand or image could have a material and adverse effect on our business and results of operations.

We believe our GOXUS (“光合”) brand is associated with a well-recognized urban-rural design and development service provider in the market that it operates. Our brand is integral to our sales and marketing efforts. We have obtained trademark registrations for our brand GOXUS in the PRC. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to create urban-rural designs that meet the needs of the regional or local governments, as well as our ability to respond to competitive pressures. If we are unable to satisfy clients’ needs or if our public image or reputation were otherwise diminished, our business transactions with our clients may decline, which could in turn adversely affect our results of operations.

Any failure to register our trademarks or protect our copyright, and other intellectual property rights could have a negative impact on our business.

We believe our patents, trademarks, copyright, and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing fraudulent or unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks in the registration process and other intellectual property rights, we may lose these rights and our business may suffer materially.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the U.S. securities laws upon the closing of this offering. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As we are an “emerging growth company,” we are not required to include a management report on our internal controls over financial reporting in our annual report. But we are still required to establish and maintain internal controls over financial reporting, disclosure controls and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the U.S. Securities and Exchange Commission (or the SEC) thereunder. Our management cannot guarantee that our internal controls and disclosure procedures will prevent all possible errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management’s override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We planned to remedy our material weaknesses and other control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Ordinary Shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

Based upon our current and projected income, assets and activities, there can be no assurance that we will not be classified as such in the future. Such classification may have materially adverse tax consequences for our U.S. shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing our U.S. shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to our U.S. shareholders if we are subsequently determined to be a PFIC. You are advised to consult with your own tax advisor regarding the particular tax consequences related to the ownership and disposition of our Ordinary Shares under your own particular factual circumstances.

We are controlled by a small group of our existing shareholders, whose interests may differ from other shareholders.

As of the date of this prospectus, our executive officers, directors and affiliates beneficially own approximately 81.75% of our outstanding Ordinary Shares. Further, our chief executive officer, Mr. Xingpeng Zhao, owns 5,460,000, or approximately 36.4% of the outstanding Ordinary Shares and is our largest single shareholder. These shareholders will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into certain transactions which may be beneficial to our other shareholders. The interests of these shareholders may differ from the interests of the other shareholders.

We may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we may be involved in legal proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, intellectual property matters, tax matters and employment matters. There can be no assurance that such proceedings and claims, should they arise, will not have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

Our corporate structure, in particular our VIE arrangements (the “VIE Arrangements”), are subject to significant risks, as set forth in the following risk factors.

Because we conduct our business through Goxus BJ, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be materially and adversely affected.

We operate our business through Goxus BJ, a VIE, through a series of contractual arrangements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of Goxus BJ are treated as our assets and liabilities and the results of operations of Goxus BJ are treated in all aspects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE and Goxus BJ.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

If WFOE, Goxus BJ, or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or Goxus BJ fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or Goxus BJ;

●	discontinuing or restricting the operations of WFOE or Goxus BJ;

●	imposing conditions or requirements with which we, WFOE, or Goxus BJ may not be able to comply;

●	requiring us, WFOE, or Goxus BJ to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of Goxus BJ;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable, and Goxus BJ will not be treated as a VIE entity and we will not be entitled to treat Goxus BJ’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, liabilities, revenue and net income of Goxus BJ from our balance sheet and statement of income. This would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

We rely on contractual arrangements with Goxus BJ, a VIE entity, and its subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Goxus BJ, its subsidiaries and shareholders to operate our business in China. For a description of these contractual arrangements, see “Business—Corporate History and Structure.” These contractual arrangements may not be as effective in providing us with control over Goxus BJ and its subsidiaries as direct ownership. We have no direct or indirect equity interests in Goxus BJ or any of its subsidiaries.

If we had direct ownership of Goxus BJ and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Goxus BJ and its subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if Goxus BJ or any of its subsidiaries and shareholders fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Goxus BJ were to refuse to transfer their equity interest in Goxus BJ to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

If any of our Affiliated Entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through our contractual arrangements. As part of these arrangements, substantially all of our assets that are significant to the operation of our business are held by our Affiliated Entities. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our Affiliated Entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ordinary shares.

Our shareholders are subject to greater uncertainties because we operate through a VIE structure

Investment in the PRC by foreign investors and foreign-invested enterprises must comply with the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”) (2017 Revision), which was last amended and issued by MOFCOM and NDRC on June 28, 2017 and became effective since July 28, 2017, and the Special Management Measures for Foreign Investment Access (2019version), or the Negative List, which came into effect on July 30, 2019. The Catalogue and the Negative List contain specific provisions guiding market access for foreign capital and stipulate in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. The VIE structure has been adopted by many PRC-based companies, to conduct business in the industries that are currently subject to foreign investment restrictions in China, or are on the Negative List, due to the fact that direct foreign ownership of these companies are prohibited. Any industry not listed in the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. Currently, the urban-rural design and development industry falls within the permitted category in accordance with the Catalogue and the Negative List.

However, the Company opted for a VIE structure instead of direct ownership due to restrictions on certain share transfer under Article 141 of the Company Law of the People’s Republic of China (“the Company Law”), which was promulgated on December 29,1993 and last amended on October 26, 2018. According to Article 141, directors, supervisors and senior management of a “company limited by share” shall not transfer more than 25% of their shares in the company during their term of appointment or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The aforesaid persons also cannot transfer their shares in the company within half a year after leaving their position. Goxus BJ is registered as “a company limited by share” in the PRC, therefore a transfer of shares in Goxus BJ is subject to the limitations under Article 141of the Company Law. Goxus’s shareholders, Xingpeng Zhao, Yanli Bai, Huafeng Yang, Hongtao Zhai, Jinhong Li, and Zhonglei Tian, have served as its directors and/or supervisors since its inception, as such these shareholders cannot transfer more than 25% of their shares in Goxus BJ during their term of appointment. As a result, Goxus Consulting is currently unable to control Goxus BJ through direct ownership but can only exert control over Goxus BJ via the VIE structure. Accordingly, our corporate structure and VIE contractual arrangements may be subject to greater scrutiny and by various PRC government authorities, and subject our shareholders to greater uncertainty with regard to the legality of their share ownership.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Business—Corporate History and Structure.” If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary and VIE, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, the combined amount of offshore capital contributions and loans cannot exceed the FIE’s approved total investment amount. Any capital contributions to our PRC subsidiary must be filed with MOFCOM or its local counterparts, and registered with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (a) any loan provided by us to WFOE, which is a FIE, cannot exceed the difference between its total investment amount and registered capital, and must be registered with SAFE or its local counterparts, and (b) any loan provided by us to our VIE which is a domestic PRC entity, over a certain threshold, must be approved by the relevant government authorities and must be registered with SAFE or its local counterparts. Given that the registered capital and total investment amount of WFOE are currently the same, if we seek to make a capital contribution to WFOE we must first apply to increase both its registered capital and total investment amount, while if we seek to provide a loan to WFOE, we must first increase its total investment amount. Although we currently do not have any immediate plans to utilize the proceeds from this offering to make capital contribution into WFOE or provide any loan to WFOE or to our VIE, if we seek to do so in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the RMB fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and relevant foreign exchange regulatory rules may significantly limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in China by our consolidated affiliates, to invest in or acquire any other PRC companies through our PRC subsidiaries or consolidated affiliates or to establish new consolidated affiliates in the PRC, which may adversely affect our business, financial condition and results of operations.

Because we are a Cayman Islands company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not allow you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

We have identified several significant deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.

Our management may conclude that our internal controls over financial reporting are not effective. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. During the course of preparing our consolidated financial statements as of and for the two years ended March 31, 2018 and 2019 in connection with this offering, we identified a number of control deficiencies, which include significant deficiencies, in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations which stemmed from their audit. However, as noted in their report, their audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. The significant deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; (2) a lack of a formal risk assessment process; (3) a lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements; (4) a lack of regular preparation of U.S. GAAP consolidated management accounts; and (5) the absence of an audit committee. It is important to note that we did not undertake a comprehensive assessment of our internal controls for purposes of identifying and reporting control deficiencies as we will be required to do after we are a public company. Had we undertaken such an assessment, additional significant deficiencies and/or material weaknesses may have been identified.

We plan to take a number of measures to tackle the control deficiencies identified, including: (1) preparing a comprehensive accounting policies and procedures manual that covers U.S. GAAP and ensuring that accounting personnel are familiar with and follow the manual; (2) establishing a risk assessment process that complies with the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, a private sector organization dedicated to improving the quality of financial reporting; (3) hiring additional accounting personnel with external reporting experience, including knowledge of the SEC reporting requirements and U.S. GAAP, and investor relations personnel; (4) developing formal procedures to prepare U.S. GAAP consolidated financial information on a monthly basis; and (5) establishing an audit committee complying with SEC and applicable Nasdaq Global Market requirements.

We plan to remediate these significant deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Ordinary Shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Risks Relating to Doing Business in the PRC

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Although the Chinese economy has grown steadily in the past decade, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

Currently, we conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation that may affect our ability to operate as currently contemplated.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that Goxus is not a resident enterprise for PRC tax purpose. Goxus is not controlled by a PRC enterprise or PRC enterprise group and we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Goxus, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

If we are deemed as a PRC “resident enterprise” by PRC tax authorities, we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary, GMB HK. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our GMB HK, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, VIE and its subsidiaries. We may make loans to our PRC subsidiary, VIE and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, including from the proceeds of our initial public offering and this offering, are subject to PRC regulations. For example, loans to our PRC subsidiary cannot exceed statutory limits and are subject to foreign exchange loan registrations. Our capital contributions to our PRC subsidiary must be registered with the MOFCOM or its local counterpart. For more details, see “Regulation—Regulations Related to Foreign Debt.” and  “Regulation—Regulations Related to Foreign Exchange.”

In light of the various requirements imposed by of PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or our VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals on a timely basis or at all, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosures and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”), and State Administration of Foreign Exchange (“SAFE”), jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Entities by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. These regulations, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules.

Our PRC legal counsel, Grandall Law Firm(NanJing), has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of this offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offering such as this offering contemplated by our Company are subject to the M&A Rules; (ii) the PRC Subsidiary was incorporated as wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our Company’s beneficial owners; and (iii) there is no provision in the M&A Rules that clearly classifies the contractual arrangements as a kind of merger and acquisition transaction falling under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangement between WFOE and Goxus BJ, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective as of July 4, 2014. According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose, in connection with their direct or indirect contribution of domestic assets or interests to offshore companies, known as SPVs. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines or other liabilities.

All of our shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we have no control over any of our beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC residents beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

Our contractual arrangements with Goxus BJ are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Goxus BJ are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and Goxus BJ will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over Goxus BJ. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Goxus BJ, and our ability to conduct our business may be materially and adversely affected.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years, which is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefits of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

We are offering our Ordinary Shares on a best efforts basis and may be unable to sell any shares. Because this is a best efforts offering, there is a possibility that we may not be able to sell the minimum offering amount of Ordinary Shares. In the event that we do not raise the minimum offering amount of Ordinary Shares prior to [●], 2019, all funds raised will be promptly returned to the investors, without interest or deduction. If we successfully raise the minimum offering amount of Ordinary Shares, we will be able to execute our business plan as described.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.  It is a condition to the consummation of this offering that our securities be listed on Nasdaq, or another national securities exchange. If our listing application is denied, we will not consummate this offering.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the Placement Agent, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[●] per share, assuming an initial public offering price of $[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of [●] Ordinary Shares is outstanding before the consummation of this offering and [●] Ordinary Shares will be outstanding immediately after the consummation of this offering if the minimum offering amount is raised, and [●] Ordinary Shares will be outstanding immediately after the consummation of this offering if the maximum offering amount is raised. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the Placement Agent and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our memorandum and articles of association, which will become effective on or before the completion of this offering, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an “Emerging Growth Company.”

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2018 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, In which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. Although the federal income tax law is unclear with regards to the treatment of VIEs, because we control Goxus BJ’s management decisions, and also because we are entitled to the economic benefits associated with Goxus BJ, we are treating Goxus BJ as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the stock by value. Although we do not technically own any stock in Goxus BJ, the control of Goxus BJ’s management decisions, the entitlement to economic benefits associated with Goxus BJ, and the inclusion of Goxus BJ as part of the consolidated group (in accordance with Accounting Standards Codification (ASC) Topic 810, “Consolidation,”) is akin to holding a stock interest in Goxus BJ, and therefore we consider our interest in Goxus BJ as a deemed stock interest. As a result, the income and assets of Goxus BJ should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. We issued a total of [●] Ordinary Shares to our pre-IPO shareholders. Under rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period, as well as the lock-up period required as part of our placement agency agreement with the Placement Agent. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. On March 12, 2019, the EU, as part of this ongoing initiative, announced the results of its assessment of the 2018 implementation efforts by various countries under its review. Cayman Islands was not on the announced list of non-cooperative jurisdictions, but was referenced in the report (along with 33 other jurisdictions) as being among countries requiring adjustments to their legislation to meet the EU concerns by December 31, 2019, to avoid being moved to the list of non-cooperative jurisdictions.

Based on the Substance Law and announced guidance currently in effect, it is anticipated that we will be subject to limited substance requirements applicable to a holding company. At present, it is unclear what we will be expected to do in order to satisfy these requirements, but to the extent we are required to increase our substance in Cayman Islands, it could result in additional costs, which we do not presently expect to be material. Although it is presently anticipated that the Substance Law (including the ongoing EU review of Cayman Islands’ implementation of such law), will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification, adjustment, interpretation and the EU review, it is not currently possible to ascertain the precise impact of these developments on us.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the urban-rural design industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the urban-rural design and development industry in the PRC. These industry data include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The urban-rural design industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the urban-rural design industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hunter Taubman Fischer & Li LLC as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our counsel with respect to the laws of the Cayman Islands, and Grandall Law Firm(NanJing), our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

Grandall Law Firm(NanJing) has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between the PRC and the United States for the mutual recognition and enforcement of court judgments. Grandall Law Firm(NanJing) has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in the PRC difficult.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[●] per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, of approximately $[●] if we sell the minimum number of Ordinary Shares and approximately $[●] if we sell the maximum number of Ordinary Shares.

We plan to use the net proceeds we receive from this offering for the following purposes:

Use of Net Proceeds
	[●] shares Minimum offering amount		[●] shares 25% of maximum offering amount		[●] shares 50% of maximum offering amount		[●] shares 75% of maximum offering amount		[●] shares Maximum offering amount
Marketing and Brand Enhancing 35%	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]
Resource Management Software Development 15%
Research and Development 20%
Personnel Training and Recruitment 30%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Goxus HK.

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to Goxus HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Goxus HK may be considered a non-resident enterprise for tax purposes, so that any dividends our PRC subsidiary pay to Goxus HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Goxus Suqian to Goxus BJ and indirectly to Goxus Consulting, and the distribution of such payments to Goxus HK as dividends from Goxus Consulting. Certain payments from Goxus BJ to Goxus Consulting are subject to PRC taxes, including business taxes and value-added taxes. In addition, if Goxus BJ or its subsidiaries or branches incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiary to its immediate holding company, Goxus HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Goxus HK intends to apply for the tax resident certificate if and when Goxus Consulting plans to declare and pay dividends to Goxus HK. See “Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION

The following table sets forth our capitalization as of [●], 2019:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at both the minimum offering amount and the maximum offering amount at the initial public offering price of $[●] per Ordinary Share, after deducting the estimated commissions to the Placement Agent and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

March 31, 2019
	Actual	As adjusted (Minimum offering amount)	As adjusted (Maximum offering amount)
	$	$	$
Equity
Share capital $0.0002 par value, 250,000,000 Ordinary Shares authorized, 15,000,000 Ordinary Shares issued and outstanding; [●] Ordinary Shares issued and outstanding, as adjusted to reflect the minimum offering, and [●] Ordinary Shares issued and outstanding, as adjusted to reflect the maximum offering
Additional paid-in capital(1)
Subscription receivable
Accumulated deficit
Accumulated other comprehensive income
Total shareholders’ equity
Non-controlling interests
Total capitalization

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting the Placement Agent fees, expense allowance and other expenses. We expect to receive net proceeds of (a) approximately $[●] if minimum offering is raised [●] ($[●] offering, less underwriting fee of $[●] and offering expenses of approximately $[●]) or (b) approximately $[●] if maximum offering is raised ($[●] offering, less underwriting fee of $[●] and offering expenses of approximately $[●]).

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Dilution to New Investors if the Minimum Offering Amount is Sold

Our net tangible book value as of [●], 2019, was $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the Placement Agent and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Ordinary Shares offered in this offering based on the initial public offering price of $[●] per Ordinary Share after deduction of the estimated commissions to the Placement Agent and the estimated offering expenses payable by us, our as adjusted net tangible book value as of [●], 2019, would have been $[●], or $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

Dilution to New Investors if the Maximum Offering Amount is Sold

Our net tangible book value as of [●], 2019, was $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the Placement Agent and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Ordinary Shares offered in this offering based on the initial public offering price of $[●] per Ordinary Share after deduction of the estimated commissions to the Placement Agent and the estimated offering expenses payable by us, our as adjusted net tangible book value as of [●], 2019, would have been $[●], or $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Minimum	Maximum
Initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of [●], 2019	$	$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following table summarizes, on an as adjusted basis as of [●], 2019, the differences between existing shareholders and the new investors with respect to the minimum number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated commissions to the Placement Agent and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Minimum Offering	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Maximum Offering	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The as adjusted information as discussed above is illustrative only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We operate in the Chinese urban-rural design and development market, and provide two main services, (i) urban-rural design services, and (ii) comprehensive construction project management consulting services. Urban-rural design and development is the process of designing and shaping the physical features of cities, towns and villages and planning for the provision of municipal services to residents and visitors. Our projects to date covered a broad range of design subjects, including villages, towns, theme parks, neighborhoods, shopping malls and schools. For a majority of our projects, we served as the sub-contractor for construction companies who responded to a government request for tender notices and won government contracts through a public bidding process.

We report our revenue from two main revenue streams, namely, (i) urban-rural design services, and (ii) comprehensive construction project management consulting services. Our design services create high-level strategic and conceptual design schemes for a variety of urban-rural design subjects; and our comprehensive construction project management consulting services further facilitate and ensure the successful completion of the engineering and construction of a project based on our designs. We consider ourselves successful when our customers are happy with our design and our project management consulting services.

Urban-rural Design Services

Our urban-rural design process consists of pre-bidding and post-bidding periods. During the pre-bidding period, we conduct conceptual and preliminary design in order to prepare the design proposal to be submitted to local government for bidding. During this process, we perform a feasibility study, create a master plan as the design framework, and use the conceptual design work as the basis to create extended preliminary designs, including functional, physical, architectural, spatial designs for buildings, facilities, landscapes, and other structures in the subject area. All work product resulting from the concept and preliminary designs become part of the bidding proposal and are submitted by our cooperating construction company, with other bidding materials to local governments, in response to their request for tender notices. If our proposal fails to win the bid, then our work stops here. Given the contingency and uncertainty of the pre-bidding period, we do not capitalize related contract acquisition costs. Instead, our efforts and associated contract acquisition costs on all bid and proposal are expensed as incurred.

The post-bidding period starts when our proposal is chosen as the winning bid. We enter into a formal design contract with our cooperating construction company, pursuant to which, our performance obligations primarily include preparing the construction drawings to illustrate the planned locations, exterior shape, interior layout, interior and exterior decorations, detailing, fixtures and construction requirements of the designs of the design areas. We may outsource certain construction drawing work to our preapproved third-party design service providers.

We approach each design project as a unique challenge and we always leverage our technical and management expertise to provide innovative design solutions to our customers.

Comprehensive Construction Project Management Consulting Services

In connection with the urban-rural design services provided to the customers, in order to facilitate and ensure the successful completion of the engineering and construction of the projects based on our designs, pursuant to our pre-bidding agreement, we may enter into contracts with certain customers to provide comprehensive construction project management consulting services, which include project material management services and on-site project construction process management consulting services.

For project materials management services, we select materials and equipment to be used for a project, conduct price checks of the required construction materials, negotiate the purchase of materials and equipment as required by the construction company according to the requirements of the design, select suppliers and purchase materials from suppliers on behalf of the construction company, supervise and manage the performance of the procurement contracts; and ensure timely delivery of materials and equipment according to the construction progress.

For on-site construction process management consulting service arrangements, our performance obligations primarily include design related work management, construction scheduling management, contract and sub-contracting management, construction cost management, quality management and materials management. Through such services, we help the customers to optimize the efficiency of the construction phase of a project, ensure the integrity of the implementation of the designs, optimize the use of capital; and timely resolve on-site construction issues based on the designs.

Our Organization

Goxus Inc. (“Goxus”) was established under the laws of the Cayman Islands on November 15, 2018 as a holding company.

Goxus owns 100% equity interest of Goxus (BVI) Ltd. (“Goxus BVI”), a limited liability company formed under the laws of the British Virgin Islands (“BVI”) on November 16, 2018.

Goxus BVI owns 100% of the equity interests of Goxus (HK) Cultural Creative Limited (“Goxus HK”), a company formed under the laws of Hong Kong on November 29, 2018.

On December 18, 2018, Goxus HK established a wholly foreign-owned enterprise (“WOFE”) Beijing Goxus International Management Consulting Co., Ltd (“Goxus Consulting”) in the People’s Republic of China (the “PRC” or “China”).

Goxus, Goxus BVI, Goxus HK and Goxus Consulting are currently not engaging in any active business operations and merely acting as holding companies.

A reorganization of our legal structure (“Reorganization”) was completed on June 14, 2019. Prior to the Reorganization, Mr. Xingpeng Zhao, our Chairman and Board of Directors, was the ultimate controlling shareholder of the following entities: (1) Goxus (Beijing) Creative and Cultural Ltd. (“Goxus BJ”), formed in Beijing on September 25, 2010; and (2) Suqian Goxus Creative and Cultural Ltd. (“Goxus Suqian”), formed in Suqian City, Jiangsu Province, China, on May 20, 2017.

The Reorganization involved the formation of Goxus, Goxus BVI, Goxus HK and Goxus Consulting, and contractual agreements between Goxus Consulting and Goxus BJ. Consequently, Goxus became the ultimate holding company of all other entities mentioned above.

On June 14, 2019, Goxus Consulting entered into a series of contractual arrangements with the owners of Goxus BJ. These agreements include an Exclusive Purchase Agreement, Exclusive Business Cooperation Agreement, Equity Pledge Agreements and Power of Attorneys (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Goxus Consulting has the exclusive right to provide Goxus BJ consulting services related to business operations including technical and management consulting services. All the above contractual arrangements obligate Goxus Consulting to absorb all of the risk of loss and receive all income from business activities of Goxus BJ. In essence, Goxus Consulting has gained effective control over Goxus BJ. Therefore, the Company believes that Goxus BJ should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

The Company together with its wholly-owned subsidiaries, WFOE and its VIE, are effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as an acquisition of entities under common control. The accounts of the Company, its subsidiaries and VIE have been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our revenues increased by $19,316,480, or 69.3%, from $27,859,367 for the fiscal year ended March 31, 2018, to $47,175,847 for the fiscal year ended March 31, 2019. Revenues from our design services accounted for 23.9% and 46.1% of our total revenues for the fiscal years ended March 31, 2019 and 2018, respectively, revenues from our comprehensive project management consulting services (including management of project materials and management of project construction process) accounted for 76.1% and 53.9% of our total revenue for the years ended March 31, 2019 and 2018, respectively.

From time to time, we provide design and project management consulting services to related parties. For the years ended March 31, 2019 and 2018, revenue from providing design and project management consulting services to related parties amounted to $9,240,906 and $Nil, accounted for 19.6% and 0.0% of our total revenue, respectively.

The following table illustrates the amount and percentage of our revenue derived from our different services provided:

	For the years ended March 31,
	2019		2018		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%

Revenue from urban-rural design services	$11,274,435	23.9%	$12,829,364	46.1%	$(1,554,929)	(12.1)%
Revenue from comprehensive construction project management consulting services	$35,901,412	76.1%	$15,030,003	53.9%	$20,871,409	138.9%
Total revenue	$47,175,847	100.0%	$27,859,367	100.0%	$19,316,480	69.3%

The following table illustrates the amount and percentage of our revenue derived from our customer types:

	For the years ended March 31,
	2019		2018		Change
	Amount	% of total revenue	Amount	% of total revenue	Amount	%

Revenue from third-party customers	$37,934,941	80.4%	$27,859,367	100.0%	$10,075,574	36.2%
Revenue from related-party customers	9,240,906	19.6%	-	0.0%	9,240,906	100.0%
Total revenue	$47,175,847	100.0%	$27,859,367	100.0%	$19,316,480	69.3%

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Number of Fixed-Price Contracts with Our Customers

Our revenues primarily consist of design service fees and consulting services fees. Substantially all of our contracts with customers for these services are fixed-price contracts. Demand for our services is cyclical and may be vulnerable to sudden economic downturns and reductions in government and private industry spending, which may result in customers delaying, curtailing or canceling proposed and existing projects. The number of contracts we may obtain from our customers is largely driven by the government’s needs for urban-rural development, the amount of service fees we charge, the effectiveness of our marketing and brand promotion efforts, our ability to maintain the consistency and quality of our design and project management consulting services, as well as our ability to respond to competitive pressures. Our ability to obtain customer contracts for our consulting services directly affects our revenue and profitability.

Our business and operating results could be adversely affected by losses under fixed-price contracts.

Our urban-rural design services and comprehensive construction project management consulting services are performed under fixed-price contracts with our customers. Fixed-price contracts require us to either perform all work under the contracts for a specified lump-sum or to perform an estimated number of units of work at an agreed price per unit, with the total payment determined by the actual number of units performed. For the year ended March 31, 2019 and 2018, substantially all of our revenue was comprised of fixed-price contracts. Fixed-price contracts expose us to a number of risks not inherent in cost-reimbursable contracts, including underestimation of costs, ambiguities in specifications, unforeseen increases in or failures in estimating the cost of raw materials, equipment or labor, problems with new technologies, delays beyond our control, fluctuations in profit margins, failures of subcontractors to perform and economic or other changes that may occur during the contract period. Losses under fixed-price could be substantial and adversely impact our results of operations.

Our failure to meet contractual schedule or performance requirements could adversely affect our operating results.

Our urban-rural design services and comprehensive construction project management consulting services have contracted time schedules, deadlines and performance requirements as specified in the customer contracts. In some circumstances, we can incur liquidated or other damages if we do not achieve project completion by a scheduled date. If we fail to complete the project as scheduled and the matter cannot be satisfactorily resolved with our customers, we may be responsible for cost impacts to the customers resulting from any delay or the cost to complete the project. Our costs generally increase from schedule delays and/or could exceed our projections for a particular project. In addition, project performance can be affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, public opposition, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our customers, industrial accidents, environmental hazards, labor disruptions and other factors. Material performance problems for existing and future contracts could cause actual results of operations to differ from those anticipated by us and also could cause us to suffer damage to our reputation within our industry and client base.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts and our ability to control costs and expenses to improve our operating efficiency. Staffing costs (including payroll and employee benefit expense paid to architectural and engineering designer and project manager) and administrative expenses have a direct impact on our profitability. The expenses relating to compensations of our staff, particularly of the design and project management personnel, generally increase as the number of customer contract and work volume expand, while other expenses, particularly those relating to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. In addition, in performing our design and comprehensive construction project management consulting services, we may outsource certain jobs to third-party design firms and other subcontractors. To the extent that we cannot acquire these subcontractors at reasonable costs, or if the costs we are required to pay exceeds our estimates, our ability to complete a project in a timely fashion or at a profit may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

We are engaged in a highly competitive business. The markets we serve are highly fragmented and we compete with a large number of regional, national and international companies. These competitors may have greater financial and other resources than we do. Others are smaller and more specialized, and concentrate their resources in particular areas of expertise. The extent of our competition varies according to the particular geographic area. The degree and type of competition we face is also influenced by the type and scope of a particular project. Our customers make competitive determinations based upon qualifications, experience, performance, reputation, technology, customer relationships and ability to provide the relevant services in a timely, safe and cost-efficient manner. Increased competition may result in our inability to win bids for future projects and loss of revenue, profitability and market share.

A severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Key Financial Performance Indicators

Our key financial performance indicators consist of the number of fixed-price customer contracts for our urban-rural design services and our comprehensive construction project management consulting services, the service fees we charge our customers and our ability to collect the service fees on a timely manner, and our ability to control costs and improve our operating efficiency over time, which significantly impact our net revenues, cost of revenues and operating expenses, as discussed in greater detail under “Results of Operations” below.

We derived net revenues from our two revenue streams in terms of percentages of our total net revenues from operations as follows in for the fiscal year ended March 31, 2019 and 2018:

	For the years ended March 31,
	2019	2018
	% of total revenue	% of total revenue

Revenue from urban-rural design services	23.9%	46.1%
Revenue from comprehensive construction project management consulting services:
Management of project materials	52.9%	27.7%
Management of onsite construction process	23.2%	26.2%
Total revenue	100.0%	100.0%

Number of design projects	23	15
Number of projects involved with materials management	7	4
Number of projects involved with onsite construction process management	5	4

Revenue

Revenues from our urban-rural design services accounted for 23.9% and 46.1% of our total revenues for the fiscal years ended March 31, 2019 and 2018, respectively. The number of design projects increased from 15 projects in fiscal year ended March 31, 2018 to 23 projects in fiscal year ended March 31, 2019, but the size and complexity of the design projects in terms of work volume decreased as reflected in decreased average service fees for design project from $855,291 per project in fiscal year ended March 31, 2018 to $490,193 per project in fiscal year ended March 31, 2019.

Under our comprehensive construction project management consulting services, we provide two types of consulting services to our customers: (1) management of project materials, and (2) management of onsite construction process.

Revenues from services related to project materials management accounted for 52.9% and 27.7% of our total revenues for the fiscal years ended March 31, 2019 and 2018, respectively. The number of construction projects that we were engaged to provide project materials management services for increased from four projects in fiscal year ended March 31, 2018 to seven projects in fiscal year ended March 31, 2019, which led to increased work volume and increased average amount of service fees from $1,930,603 per project in fiscal year ended March 31, 2018 to $3,563,181 per project in fiscal year ended March 31, 2019.

Revenue from services related to onsite construction process management accounted for 23.2% and 26.2% of our total revenue for the years ended March 31, 2019 and 2018, respectively. We provided onsite construction process management consulting services for five projects in fiscal year ended March 31, 2019 as compared to four projects in fiscal year ended March 31, 2018. However, in fiscal year ended March 31, 2018, two projects were relatively small and accordingly we charged lower amount of consulting service fees. In contrast, the five projects in fiscal year ended March 31, 2019 were relatively large in scale and more complex, for which we put in more effort and accordingly charged higher service fees. As a result, the average project management consulting service revenue increased from $1,826,898 per project in fiscal year ended March 31, 2018 to $2,191,829 per project in fiscal year ended March 31, 2019.

Cost of revenue

Our cost of revenues consists of salary, welfare and insurance costs for our designers and project management personnel associated with providing services to our customers, costs associated with outsourcing certain services to subcontractors, direct material purchases costs and business taxes. Our cost of revenue also includes certain research and development costs associated with research on market dynamics and trends in government-sponsored urban-rural design and development as well as improving urban-rural design methods and related subjects. Our cost of revenue, and fluctuations in such cost, generally correlates directly with project work volumes and revenue. Our cost of revenues accounted for 72.8% and 57.0% of our total revenue for the years ended March 31, 2019 and 2018, respectively. We expect our cost of revenues to increase as we further expand our operations, driven in large part by an expected increase in work volume when the number of design and comprehensive construction project management consulting services contracts with customers increase in the foreseeable future.

Operating expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Our selling expenses primarily include expenses incurred for our brand promotion and advertising, payroll expense paid to our sales and marketing personnel as well as business travel, meals and other expenses related to our sales and marketing activities. As a percentage of revenues, our selling expenses accounted for 0.9% and 1.4% of our total revenue for the years ended March 31, 2019 and 2018, respectively. We expect that our overall sales and marketing expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, will continue to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, business consulting expense, travel and transportation expense for our management team, meals and entertainment expenses, office rental and decoration expense, bad debt reserve on our accounts receivable when the collection becomes remote, depreciation expenses and other office expenses. As a percentage of revenues, general and administrative expenses were 7.7% and 11.7% of our revenue in fiscal year ended March 31, 2019 and 2018, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering.

Results of Operations

The following table summarizes the results of our operations during the fiscal years ended March 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended March 31,
	2019		2018		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%

Revenue	$47,175,847	100.0%	$27,859,367	100.0%	$19,316,480	69.3%
Cost of revenue	34,322,930	72.8%	15,877,256	57.0%	18,445,674	116.2%
Gross profit	12,852,917	27.2%	11,982,111	43.0%	870,806	7.3%

Operating expenses
Selling expenses	413,636	0.9%	398,533	1.4%	15,103	3.8%
General and administrative expenses	3,616,696	7.6%	3,272,092	11.7%	344,604	10.5%
Total operating expenses	4,030,332	8.5%	3,670,625	13.1%	359,707	9.8%

Income from operations	8,822,585	18.7%	8,311,486	29.9%	511,099	6.1%

Other income (expenses)
Interest expense	(237,680)	(0.5)%	(79,182)	(0.3)%	(158,498)	200.2%
Interest income	22,612	0.0%	9,008	0.0%	13,604	151.0%
Subsidy income	88,388	0.2%	357,794	1.3%	(269,406)	(75.3)%
Total other income (expense), net	(126,680)	(0.3)%	287,620	1.0%	(414,300)	(144.0)%

Income before income taxes	8,695,905	18.4%	8,599,106	30.9%	96,799	1.1%

Income tax provision	1,645,681	3.5%	1,504,023	5.4%	141,658	9.4%

Net income	$7,050,224	14.9%	$7,095,083	25.5%	$(44,859)	(0.6)%

Revenues. Total revenues increased by $19,316,480, or 69.3%, to $47,175,847 for the year ended March 31, 2019 from $27,859,367 for the year ended March 31, 2018. The increase in our revenue was due to more project design, project materials management and onsite construction process management consulting services during the year ended March 31, 2019 as compared to the year ended March 31, 2018.

Our revenue by service type is as follows:

	For the years ended March 31,
	2019		2018		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%

Revenue from urban-rural design services	$11,274,435	23.9%	$12,829,364	46.1%	$(1,554,929)	(12.1)%
Revenue from comprehensive construction project management consulting services	$35,901,412	76.1%	$15,030,003	53.9%	$20,871,409	138.9%
Total revenue	$47,175,847	100.0%	$27,859,367	100.0%	$19,316,480	69.3%

Revenue from Urban-rural Design Services

	For the years ended March 31
	2019		2018		Change
Project design service price range	Number of project design completed	Revenue Amount	Number of project design completed	Revenue Amount	Number of project design completed	Amount
$10,000 to $100,000 per design project	6	$393,591	8	$298,872	(2)	$94,719
$100,001 to $500,000 per design project	12	3,562,786	-	-	12	3,562,786
$500,001 to $1,000,000 per design project	3	2,306,937	2	1,857,453	1	449,484
$1,000,001 to $1,500,000 per design project	1	1,243,889	3	3,842,560	(2)	(2,598,671)
$1,500,001 to $2,000,000 per design project	-	-	-	-	-	-
$2,000,000 + plus per design project	1	3,767,232	2	6,830,479	(1)	(3,063,247)
Total	23	$11,274,435	15	$12,829,364	8	$(1,554,929)

Average design service fee per project	23	$490,193	15	$855,291	8	$(365,098)

Our revenues from Urban-rural design services decreased by $1,554,929 or 12.1% from $12,829,364 in fiscal year ended March 31, 2018 to $11,274,435 in fiscal year ended March 31, 2019. Our project design services largely depend on the size, complexity and design scope of each individual project as required by our customers.

In general, we charge higher design service fees on large and more complex design projects than we do on small and simpler design projects, and our design revenue varies due to different project mix for each reporting period. Depending on the different design scope and tasks, it normally takes us one month to complete a less complicated design project, and takes us up to six months to complete the design for larger and more complicated project.

The number of design projects we completed increased from 15 project designs in fiscal year ended March 31, 2018 to 23 project designs in fiscal year ended March 31, 2019. However, in terms of design project mix, we undertook and completed more large-project designs with higher design services fees in fiscal year ended March 31, 2018 than we did in fiscal year ended March 31, 2019. In fiscal year ended March 31, 2018, we completed two comprehensive design projects, one associated with urban ecological city development, and the other associated with community revitalization and construction. These two large projects helped us to generate an aggregate of design service fees of approximately $6.8 million. In contrast, we only undertook and completed one comprehensive design project associated with urban ecological city development or community revitalization and construction in fiscal year ended March 31, 2019, which generated design service fees of approximately $3.8 million. Our other design service projects in fiscal year ended March 31, 2019 and 2018 were for less complicated designs. As a result of changes in design project mix, our average design service fee for fiscal year ended March 31, 2018 amounted to $855,291 per project, and our average design service fee for fiscal year ended March 31, 2109 amounted to $490,193 per project. Although the number of design service project increased from 15 projects in fiscal year ended March 31, 2018 to 23 projects in fiscal year ended March 31, 2019, due to decreased average service fee per project, our total design service fee revenue decreased by $1,554,929 or 12.1%.

For the year ended March 31, 2019, we provided design services to two related-party customers, Jiangsu Paizhen Construction Development Co., Ltd., and Guanghe Jiye Cultural Development Group Co., Ltd. Both entities are controlled by a relative of our Company’s CEO, in the aggregate amount of $5,954,887, accounted for approximately 52.8% of our total design service revenue for the year ended March 31, 2019. There was no design services provided to related-party during the fiscal year ended March 31, 2018.

Revenue from Comprehensive Construction Project Management Consulting Services

Under our comprehensive construction project management consulting services, we provide two types of consulting services to our customers: (1) management of project materials, and (2) management of onsite construction process.

Our revenue from comprehensive construction project management consulting services consists of the following:

	For the years ended March 31,
	2019	2018	Change
	Amount	Amount	Amount	%
Revenue from comprehensive construction project management consulting services:
Management of project materials	$24,942,269	$7,722,410	$17,219,859	223.0%
Management of onsite construction process	10,959,143	7,307,593	3,651,550	50.0%
Total revenue	$35,901,412	$15,030,003	$20,871,409	138.9%

Number of project involved with materials management	7	4	3	75.0%
Number of project involved with onsite construction process management	5	4	1	25.0%

(1)	Revenue from Management of Project Materials

In connection with the urban-rural design services provided to the customers, in order to facilitate and ensure the successful completion of the engineering and construction of the projects based on our designs, we also utilize our relationship with many construction material suppliers and enter into project materials management service contracts with selected construction companies. Our services include selecting materials and equipment to be used for a project, conducting price checks of the required construction materials, negotiating the purchase of materials and equipment as required by the construction company according to the requirements of the design, selecting suppliers and purchase materials from suppliers on behalf of the construction company, supervising and managing the performance of the procurement contracts; and ensuring timely delivery of materials and equipment according to the construction progress.

It normally takes us from one month up to nine months to complete project materials management services, depending on the progress of construction of each individual project.  For the fiscal years ended March 31, 2019 and 2018, we provided design services to 23 and 15 customers, respectively, among which, seven and four customers further engaged us to provide project materials management services, respectively. Revenue from project materials management services increased by $17,219,859 or 223.0%, from $7,722,410 in fiscal year ended March 31, 2018, to $24,942,269 in fiscal year ended March 31, 2019, primarily due to an increase in the number of projects we were engaged to provide project materials management services, from four projects in fiscal year ended March 31, 2018 to seven projects in fiscal year ended March 31, 2019, and increased average amount of service fee from $1,930,603 per project in fiscal year ended March 31, 2018 to $3,563,181 per project in fiscal year ended March 31, 2019.

(2)	Revenue from Management of Onsite Construction Process

In connection with the urban-rural design services provided to the customers, in order to facilitate and ensure the successful completion of the engineering and construction of the projects based on our designs, pursuant to the pre-bidding agreement, we also enter into contracts with selected construction company customers to provide comprehensive onsite construction process management consulting services to them. Our services primarily include design related work management, construction scheduling management, contract and sub-contracting management, construction cost management, quality management and materials management. Through such services, we help the construction company customers optimize the efficiency of the construction phase of a project, ensure the integrity of the implementation of the designs, optimize the use of capital, and timely resolve on-site construction issues based on the designs. Our revenue from onsite construction process management consulting services increased by $3,651,550 or 50.0%, from $7,307,593 in fiscal year ended March 31, 2018 to $10,959,143 for fiscal year ended March 31, 2019. We provided onsite construction process management for five projects in fiscal year ended March 31, 2019 as compared to four projects in fiscal year ended March 31, 2018. However, in fiscal year ended March 31, 2018, two projects were completed in a shorter time frame and accordingly we charged a lower amount of consulting service fees. In contrast, five projects in fiscal year ended March 31, 2019 were of larger scale and longer duration, for which we put in more effort and accordingly charged higher service fees. As a result, the average project management consulting service revenue increased from $1,826,898 per project in fiscal year ended March 31, 2018 to $2,191,829 per project in fiscal year ended March 31, 2019.

For the year ended March 31, 2019, we provided project management consulting services to a related-party, Jiangsu Paizhen Construction Development Co., Ltd., controlled by a relative of our Company’s CEO. Total revenue from such services amounted to $3,286,019, which accounted for 9.2% of our total project management consulting service revenue for fiscal year ended March 31, 2019. There was no related-party service revenue in fiscal year ended March 31, 2018.

Cost of Revenues

	For the years ended March 31,
	2019		2018		Change
	Amount	% of total revenue	Amount	% of total revenue	Amount	%

Cost of revenue associated with urban-rural design services	$5,571,652	11.8%	$6,577,792	23.6%	$(1,006,140)	(15.3)%
Cost of revenue associated with comprehensive construction project management consulting services:
Management of project materials	23,102,251	49.0%	6,838,663	24.6%	16,263,588	237.8%
Management of onsite construction process	5,649,027	12.0%	2,460,801	8.8%	3,188,226	129.6%
Total cost of revenue	$34,322,930	72.8%	$15,877,256	57.0%	$18,445,674	116.2%

Our cost of revenues consists of salary, welfare and insurance cost for our project management personnel, cost associated with outsourcing certain services to subcontractors, direct material purchases costs and business taxes. Our cost of revenue also includes certain research and development costs associated with research on market dynamics and trends in government-sponsored urban-rural design and development as well as improving urban-rural design methods and related subjects. Our cost of revenue, and fluctuations in these costs, generally correlate directly with related project work volumes and revenue. Comparative increases and/or decreases in cost of revenue were generally consistent with corresponding changes in reporting operating revenue.

	For the years ended March 31,
	2019	2018	Change	% of change

Salary, employee benefit and other professional service fee	$2,728,277	$1,152,736	$1,575,541	136.7%
Subcontract costs	31,204,379	14,528,878	16,675,501	114.8%
Research and development costs	199,067	79,057	120,010	151.8%
Business taxes	191,207	116,585	74,622	64.0%
Total cost of revenue	$34,322,930	$15,877,256	$18,445,674	116.2%

Our overall cost of revenue increased by $18,445,674 or 116.2% from $15,877,256 in fiscal year ended March 31, 2018 to $34,322,930 in fiscal year ended March 31, 2019. This included an increase in salary, employee benefit and other professional service fee by $1,575,541, an increase in research and development costs of $120,010 because for post-bidding period projects we increased the research activities associated with analysis of market dynamics and trends in government-sponsored urban-rural design and development as well as improving urban-rural design methods in order to provide customized design and construction project management services to customers, an increase in subcontract costs by $16,675,501, and an increase in business taxes by $74,622, primarily due to increased project work volumes and revenue. The total number of design projects increased from 15 projects to 23 projects, the total number of projects in which we provided project materials management increased from four projects to seven projects, and the number of projects for which we provided construction process management consulting services increased from four to five, when comparing fiscal year ended March 31, 2019 to fiscal year ended March 31, 2018. Our cost of revenue accounted for 72.8% and 57.0% of our total revenue for the years ended March 31, 2019 and 2018, respectively.

Cost of Revenue Associated with Urban-Rural Design Services

	For the years ended March 31,
Cost of revenue associated with design services	2019	2018	Change	% of change
Salary, employee benefit and other professional service fee	$2,437,964	$1,038,505	$1,399,459	134.8%
Subcontract costs	3,102,817	5,483,509	(2,380,692)	(43.4)%
Business taxes	30,871	55,778	(24,907)	(44.7)%
Total cost of revenue associated with design services	$5,571,652	$6,577,792	$(1,006,140)	(15.3)%

The cost of revenues associated with urban-rural design services decreased by $1,006,140 or 15.3% from $6,577,792 in fiscal year ended March 31, 2018 to $5,571,652 in fiscal year ended March 31, 2019, which was consistent with a corresponding decrease in design project work volumes and revenues by 12.1%. As discussed above, the number of design projects increased from 15 projects in fiscal year ended March 31, 2018 to 23 design projects in fiscal year ended March 31, 2019, as a result, we assigned an increased number of designers and professional employees to work on design services, which led to an increase in salary and employee benefit costs of $1,399,459 or 134.8%. On the other hand, subcontract costs decreased by $2,380,692 or 43.4% due to the fact that we used more internal designers and employees to work on design service contracts in fiscal year ended March 31, 2019. In contrast, in fiscal year ended March 31, 2018, we undertook and completed larger project designs with higher design services fee and we outsourced some of construction drawings services to third-party design firms, which led to a higher amount of subcontract costs in fiscal year ended March 31, 2018. The overall decrease in our costs of revenue associated with our design services reflected these combined factors.

Cost of Revenue Associated with comprehensive construction project management consulting services

Under our comprehensive construction project management consulting services, we provide two types of consulting services to our customers: (1) management of project materials, and (2) management of onsite construction process. Our cost of revenue associated with comprehensive construction project management consulting services consists of the following:

(1)	Cost of Revenue Associated with management of project materials

	For the years ended March 31,
Cost of revenue associated with project materials management	2019	2018	Change	% of change
Material costs	$22,969,512	$6,802,693	$16,166,819	237.7%
Business taxes	132,739	35,970	96,769	269.0%
Total cost of revenue associated with project materials management	$23,102,251	$6,838,663	$16,263,588	237.8%

The cost of revenues associated with project materials management services increased by $16,263,588 or 237.8%, from $6,838,663 in fiscal year ended March 31, 2018 to $23,102,251 in fiscal year ended March 31, 2019, which was consistent with a corresponding increase in project materials management work volumes and revenues by 223.0%. As discussed above, for the years ended March 31, 2019 and 2018, seven and four customers engaged us to perform project materials management services, respectively. In addition, our project materials management services included larger and more comprehensive urban ecological town renovation and upgrade projects. Material purchase costs increased by $16,166,819 or 237.7%, and business taxes increased by $96,769.

(2)	Cost of Revenue Associated with management of onsite construction process

	For the years ended March 31,
Cost of revenue associated with onsite construction process management	2019	2018	Change	% of change
Salary, employee benefit and other professional service fee	$489,380	$193,287	$296,093	153.2%
Subcontract costs	5,132,050	2,242,675	2,889,375	128.8%
Business taxes	27,597	24,839	2,758	11.1%
Total cost of revenue associated with onsite construction process management	$5,649,027	$2,460,801	$3,188,226	129.6%

The cost of revenues associated with management of onsite construction process increased by $3,188,226 or 129.6%, from $2,460,801 in fiscal year ended March 31, 2018 to $5,649,027 in fiscal year ended March 31, 2019, which was consistent with a corresponding increase in comprehensive construction project management consulting service work volumes and revenues by 50.0%. As discussed above, in fiscal year ended March 31, 2018, two projects were completed in a shorter timeframe and accordingly we charged a lower amount of project management consulting service fees. In contrast, five projects in fiscal year ended March 31, 2019 were associated with larger scale and longer duration, in which we put more efforts on project management and monitoring. This led to an increase in salary and employee benefit costs of $296,093. In addition, we outsourced some of the project monitoring and management services to third-party consulting firms, which led to increased subcontract costs by $2,889,375.

Gross profit

Our overall gross profit increased by $870,806 or 7.3% from $11,982,111 in fiscal year ended March 31, 2018 to $12,852,917 in fiscal year ended March 31, 2019, while gross profit margin decreased by 15.8% from 43.0% in fiscal year ended March 31, 2018 to 27.2% in fiscal year ended March 31, 2019.

The following provide further breakdown of our gross profit by service types:

	For the years ended March 31,
	2019		2018		Change
	Amount	GP%	Amount	GP%	Amount	GP%
Gross profit associated with design services	$5,702,783	50.6%	$6,251,572	48.7%	$(548,789)	1.9%
Gross profit associated with comprehensive construction project management consulting services:
Management of project materials	1,840,018	7.4%	883,747	11.4%	956,271	(4.0)%
Management of onsite construction process	5,310,116	48.5%	4,846,792	66.3%	463,324	(17.8)%
Total gross profit	$12,852,917	27.2%	$11,982,111	43.0%	$870,806	(15.8)%

Our gross profit associated with urban-rural design services decreased by $548,789, from $6,251,572 in fiscal year ended March 31, 2018 to $5,702,783 in fiscal year ended March 31, 2019, primarily due to decreased revenue and work volume by $1,554,929 or 12.1%. Gross profit margin increased from 48.7% in fiscal year ended March 31, 2018 to 50.6% in fiscal year ended March 31, 2019 primarily due to decreased subcontract costs by 43.4% as discussed above. In general, services outsourced or subcontracted to third parties have higher costs and lower profit margin than services performed in-house or by internal employees. In fiscal year ended March 31, 2019, we hired more qualified employees to perform the design services and reduced our outsourcing or subcontracting, this led to an increase in gross margin associated with our design services.

Our gross profit associated with project materials management services increased by $956,271, from $883,747 in fiscal year ended March 31, 2018 to $1,840,018 in fiscal year ended March 31, 2019, primarily due to increased work volume and revenue associated with fulfillment of the project materials management services. However, due to increased material purchases to meet the desired design concept and requirements, gross profit margin associated with project materials management services decreased from 11.4% in fiscal year ended March 31, 2018 to 7.4% in fiscal year ended March 31, 2019, affected by increased construction material market selling price due to inflation to certain extent.

Our gross profit associated with management of onsite construction process increased by $463,324, from $4,846,792 in fiscal year ended March 31, 2018 to $5,310,116 in fiscal year ended March 31, 2019, which was consistent with corresponding increase in project management consulting service work volumes and revenues. Gross profit margin decreased from 66.3% in fiscal year ended March 31, 2018 to 48.5% in fiscal year ended March 31, 2019 due to increased subcontract costs by 128.8% as discussed above. In general, services outsourced or subcontracted to third parties have higher costs and lower profit margin than services performed in-house or by internal employees. In fiscal year ended March 31, 2019, we increased outsourcing or subcontracting of some of the project management consulting services to third parties, this led to our gross margin associated with onsite construction process management consulting services to decrease.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended March 31, 2019 and 2018:

	For the years ended March 31,
	2019		2018		Change
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$47,175,847	100.0%	$27,859,367	100.0%	$19,316,480	69.3%
Operating expenses:
Selling expenses	413,636	0.9%	398,533	1.4%	15,103	3.8%
General and administrative expenses	3,616,696	7.6%	3,272,092	11.7%	344,604	10.5%
Total operating expenses	$4,030,332	8.5%	$3,670,625	13.1%	$359,707	9.8%

Selling expenses

Our selling expenses primarily include expenses incurred for our brand promotion and advertisings, payroll expense paid to our sales and marketing personnel as well as business travel, meals and other expenses related to our sales and marketing activities.

	For the years ended March 31,
	2019		2018		Change
	Amount	%	Amount	%	Amount	%
Salary expenses to sales and marketing personnel	$343,018	82.9%	$267,632	67.2%	$75,386	28.2%
Advertising expenses	54,155	13.1%	120,793	30.3%	(66,638)	(55.2)%
Travel, meals and other sales and marketing related expenses	16,463	4.0%	10,108	2.5%	6,355	62.9%
Total selling expenses	$413,636	100.0%	$398,533	100.0%	$15,103	3.8%

Total selling expenses increased by $15,103 or 3.8% from $398,533 for the year ended March 31, 2018 to $413,636 for the year ended March 31, 2019. This increase in selling expenses can be attributed primarily to an increase in salary and employee welfare benefit expenses of $75,386 resulting from our hiring of additional sales and marketing personnel to promote our business, an increase in business travel, meals and entertainment expenses for marketing and promotion activities by $6,355, and offset by a decrease in advertising expense of $66,638 resulting from decreased advertising campaigns during the year ended March 31, 2019. As a percentage of revenues, our selling expenses accounted for 0.9% and 1.4% of our total revenue for the years ended March 31, 2019 and 2018, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, research and development expenses incurred on design and construction projects during the pre-bidding periods, business consulting expense, travel and transportation expense for our management team, meals and entertainment expenses, office rental and decoration expense, bad debt reserve on our accounts receivable when the collection becomes remote, depreciation expenses and other office expenses.

	For the years ended March 31,
	2019		2018		Change
	Amount	%	Amount	%	Amount	%
Payroll and employee welfare and insurance expenses	$1,955,584	54.1%	$2,060,945	63.0%	$(105,361)	(5.1)%
Consulting fees	140,935	3.9%	122,043	3.7%	18,892	15.5%
Research and development expense	97,746	2.7%	221,479	6.8%	(123,733)	(55.9)%
Travel and transportation related expenses	143,159	3.9%	114,764	3.5%	28,395	24.7%
Meals and entertainment expenses	97,966	2.7%	48,081	1.5%	49,885	103.8%
Rental expense	169,415	4.7%	308,873	9.4%	(139,458)	(45.2)%
Office decoration expenses	543,498	15.0%	370,394	11.3%	173,104	46.7%
Depreciation and amortization	172,232	4.8%	64,486	2.0%	107,746	167.1%
Bad debt reserve (recovery)	136,654	3.8%	(228,494)	(7.0)%	365,148	(159.8)%
Utility, employee training, conference and other office expenses	159,507	4.4%	189,521	5.8%	(30,014)	(15.8)%
Total general and administrative expenses	$3,616,696	100.0%	$3,272,092	100.0%	$344,604	10.5%

Our general and administrative expenses increased by $344,604 or 10.5% from $3,272,092 for the year ended March 31, 2018 to $3,616,696 for the year ended March 31, 2019, primarily due to (1) an increase in office decoration expense by $173,104 and an increase in depreciation expense of $107,746, because we purchased an office building of 2,355.26 square meters at a purchase price of $5,926,183 (RMB 43.75 million including tax) on August 29, 2018 as our headquarter office in Beijing. As a result, we incurred office decoration expense and increased the depreciation on the purchased building accordingly. In connection with the purchase of our office building, we terminated most of our office lease agreements, which led to a decrease in our rental expense by $139,458 compared to fiscal year ended March 31, 2018; (2) an increase in our bad debt reserve by $365,148, resulted from a bad debt reserve recovery of $228,494 for the year ended March 31, 2018 to a bad debt reserve expense of $136,654 for the year ended March 31, 2019. Our bad debt reserve related to our estimate and judgement on the collectability of our accounts receivable after our performance obligations under the design and comprehensive construction project management consulting services have been satisfied. For the year ended March 31, 2017, we estimated the collection of approximately RMB 1.5 million (or $228,494) accounts receivable became remote and we accrued a bad debt reserve for the year ended March 31, 2017. After our continuous collection effort and follow up with the customers, such amount was collected during the year ended March 31, 2018 and accordingly prior year bad debt reserve was reversed in the same amount in 2018. For the year ended March 31, 2019, based on our management’s assessment of the collectability of our outstanding accounts receivable, we accrued $136,654 bad debt reserve. This led to the fluctuation and change in our bad debt reserve expense when comparing fiscal year ended March 31, 2019 to fiscal year ended March 31, 2018; (3) our travel and transportation expense increased by $28,395 and our meals and entertainment expense increased by $49,885 when comparing fiscal year ended March 31, 2019 to fiscal year ended March 31, 2018 due to our expanded business operation; and (4) on the other hand, our salaries, welfare expenses and insurance expenses decreased by $229,094 or 10.0%. Prior to the office building purchase, we had entered into multiple office lease agreements and each individual office was equipped with employees to perform the same administrative roles and function. After the office building purchase, we consolidated and centralized our offices to cut down the number of administrative employees to improve our work efficiency. This led to decrease in total number of administrative employees and accordingly our salary and employee benefit expenses also decreased for fiscal year ended March 31, 2019. The centralization of our office also helped us to reduce utility and other office expense by $30,014; (5) our research and development expense also decreased by $123,733. In order to provide customized design and construction project management services to customers, we incurred certain costs associated with research and development activities such as feasibility study and economic planning during the project pre-bidding period. Given the contingency and uncertainty of the pre-bidding process, we do not capitalize such contract acquisition costs but record such research and development costs as general and administrative expenses. The overall change in our general and administrative expense comparing fiscal year ended March 31, 2019 to fiscal year ended March 31, 2018 were due to the above factors. General and administrative expenses were 7.6% and 11.7% of our revenue in fiscal year ended March 31, 2019 and 2018, respectively.

Interest Expense

	For the years ended March 31,
	2019	2018	Change	%
Daily weighted average loan balance	$2,571,917	$1,104,235	$1,467,682	132.9%
Interest expense for the year	$237,680	$79,182	$158,498	200.2%

Our interest expense increased by $158,498 or 200.2%, from $79,182 in fiscal year ended March 31, 2018 to $237,680 in fiscal year ended March 31, 2019. The increase in interest expense was primarily because we carried higher average loan balances during fiscal year 2019 compared to fiscal year 2018. From March 31, 2017 to March 20, 2018, we borrowed an aggregate of RMB 17.2 million loans from the banks, net of repayments. We increased bank borrowing of RMB 1 million in April 2017, RMB 1.5 million in June 2017 and an additional RMB 15 million from the bank in March 2018. Although as of March 31, 2018, we carried a total of RMB 17.2 million outstanding bank loans (including short-term bank loans, current portion of long-term bank loan and long-term bank loan of $2,549,699, $73,947 and $122,991, respectively), the weighted average loan balance we carried for the year ended March 31, 2018 was only $1,104,235 (RMB 7,319,056) per day. For the year ended March 31, 2019, we repaid a RMB 1 million bank loan upon maturity on April 26, 2018, and then we borrowed an additional RMB 15 million bank loan in February and March 2019 and repaid RMB 15 million loans upon maturity in February and March 2019 as well. As a result, the weighted average loan balance we carried during fiscal year ended March 31, 2019 amounted to $2,571,917 (RMB 17,260,907) per day. As of March 31, 2019, we carried a total of RMB 15.8 million outstanding bank loans (including short-term bank loans, current portion of long-term bank loan and long-term bank loan of $2,235,017, $83,485 and $31,514, respectively). Based on the above, our higher interest expense for the year ended March 31, 2019 was derived from higher weighted average loan balance we carried during the year which led us to pay higher amount of interest expenses to the banks.

Interest Income

Our interest income increased by $13,604 or 151.0%, from $9,008 in fiscal year ended March 31, 2018 to $22,612 in fiscal year ended March 31, 2019. The increase interest income was because we have maintained higher average daily bank deposit balance with the PRC banks to generate interest income.

Subsidy Income

Our other income primarily includes government subsidies as an incentive to encourage urban-rural development service providers like us to expand their businesses. Total government subsidy amounted to $88,388 and $357,794 for the years ended March 31, 2019 and 2018, respectively.

Provision for Income Taxes

Our provision for income taxes was $1,645,681 in fiscal year ended March 31, 2019, an increase of $141,658 or 9.4% from $1,504,023 in fiscal year ended March 31, 2018 due to our increased taxable income. Our principal business is performed through our VIE, Goxus BJ and its subsidiary Goxus Suqian, in the PRC, and is therefore subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Goxus BJ, the Company’s main operating subsidiary and VIE in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2016, which is valid for three years. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended March 31, 2019 and 2018 were reported at a blended reduced rate as a result of Goxus BJ being approved as a HNTE and enjoying a 15% reduced income tax rate, but Goxus Suqian is subject to a 25% income tax rate. The impact of the tax holiday noted above decreased foreign taxes by $522,707 and $654,408 for the years ended March 31, 2019 and 2018, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.03 and $0.04 for the years ended March 31, 2019 and 2018, respectively.

Net Income

As a result of the foregoing, we reported a net income of $7,050,224 for the fiscal year ended March 31, 2019, representing a $44,859 decrease from a net income of $7,095,083 for the fiscal year ended March 31, 2018.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings and working capital loans from our large shareholders, when necessary. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

As of March 31, 2019, we had $3,796,748 in cash on hand as compared to $9,464,531 as of March 31, 2018. We also had $9,439,942 in third-party accounts receivable and $924,901 in related-party accounts receivable. Our accounts receivable includes balance due from customers when our services have been rendered, our performance obligations have been satisfied, and our fees have been billed but not been collected as of the balance sheet dates.

As of March 31, 2019, approximately 75.8% of our accounts receivable were aged less than 3 months, 22.5% of the accounts receivable were aged between 4 to 6 months, and remaining 1.7% accounts receivable were aged between 7 to 12 months. We have fully collected the March 31, 2018 accounts receivable during fiscal year ended March 31, 2019.  Approximately 75%, or $7.9 million of the March 31, 2019 balance has been subsequently collected as of October 15, 2019. The remaining balance of approximately $1.5 million is expected to be collected by 2020. The collection of our accounts receivable will make cash available for use in our operation as working capital, if necessary.

Allowance for doubtful accounts movement is as follows:

	March 31, 2019	March 31, 2018
Beginning balance	$83,055	$295,512
Additions	136,653	-
Reductions	-	(241,345)
Foreign currency translation adjustments	(5,396)	28,888
Ending balance	$214,312	$83,055

As of March 31, 2019, we also had contract assets of $1,214,809 representing revenue recognized in excess of amounts billed and unbilled receivables. We have an unconditional right to payment subject to the passage of time. Such contract assets will be reclassified to accounts receivable when they are billed under the terms of the contract. In addition, we also had contract liabilities of $933,211 as of March 31, 2019, which represent amounts billed to customers in excess of revenue recognized to date. We anticipate that substantially all incurred costs associated with contract assets as of March 31, 2019 will be billed and collected within one year.

As of March 31, 2019, we had outstanding short-term bank loans of $2,235,017, current portion of long-term loan of $83,485 and long-term bank loan of $31,514. These bank loans will mature between January to June 2020. We expect that we will be able to renew all of the existing bank loans upon their maturity based on past experience and the Company’s good credit history. We believe that we can use our bank borrowings to support our working capital need whenever necessary.

As of March 31, 2019, we had working capital of $8,342,277. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

We believe that our current cash and cash flows provided by operating activities, bank borrowings, loans from our principal shareholders, and the estimated net proceeds from this offering will be sufficient to meet our working capital needs in the next 12 months from the date the audited financial statements were issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2019	2018
Net cash provided by operating activities	$1,041,158	$8,724,535
Net cash used in investing activities	(5,956,705)	(2,794,182)
Net cash provided by (used in) financing activities	(137,268)	2,579,269
Effect of exchange rate change on cash	(614,968)	521,000
Net increase (decrease) in cash	(5,667,783)	9,030,622
Cash, beginning of year	9,464,531	433,909
Cash, end of year	$3,796,748	$9,464,531

Operating Activities

Net cash provided by operating activities was $1,041,158 for the year ended March 31, 2019, primarily consisted of the following:

●	Net income of $7,050,224 for the year;

●	An increase in accounts receivable of $8,229,487 (including accounts receivable of $7,304,578 from third-party customers and $924,909 accounts receivable from a related-party customer) because we provided increased design services and comprehensive construction project management consulting services to customers. Approximately 75%, or $7.9 million of the March 31, 2019 balance has been subsequently collected as of the date of this filing. The remaining balance is expected to be collected by 2020. The collection of our accounts receivable will make cash available use in our operation as working capital, if necessary.

●	An increase in contract assets of $1,070,797 which represents revenue recognized in excess of amounts billed. We have an unconditional right to payment subject only to the passage of time. Such contract assets will be reclassified to accounts receivable when they are billed under the terms of the contract. We anticipate that substantially all incurred cost associated with contract assets as of March 31, 2019 will be billed and collected within one year.

●

A decrease in due from related parties by $453,929. Due from related parties were comprised of cash advances to our principal shareholders and entities controlled by our CEO and controlling shareholder, Mr. Xingpeng Zhao, during our normal course of business. These advances are non-interest bearing and due on demand.  The March 31, 2019 due from related parties balance has been subsequently fully collected as of the date of this Report.

●	An increase of accounts payable by $2,166,793 because we undertook an increased number of project materials management services for customers, we purchased the construction and decoration materials from various suppliers and we have not received the supplier invoices as of the balance sheet date which led to our unsettled outstanding accounts payable to increase; and

●	An increase in taxes payable by $362,655 due to increased taxable income for fiscal year ended March 31, 2019.

Net cash provided by operating activities was $8,724,535 in fiscal year ended March 31, 2018, primarily consisted of:

●	Net income of $7,095,083 for the year;

●	A decrease in accounts receivable of $224,986 due to collection from our customers;

●	An increase in contract assets of $145,829 which represents revenue recognized in excess of amounts billed. We have an unconditional right to payment subject only to the passage of time. Such contract assets will be reclassified to accounts receivable when they are billed under the terms of the contract.

●	A decrease in due from related parties by $867,048 because we have collected back such receivables from related parties. Due from related parties comprised of cash advances to our principal shareholders and entities controlled by our CEO and controlling shareholder, Mr. Xingpeng Zhao, during our normal course of business. These advances are non-interest bearing and due on demand.

●	A decrease in accounts payable by $595,323 because we made the payment to suppliers to settle the payables.

●	An increase in taxes payable by $269,677 due to increased taxable income for fiscal year ended March 31, 2018.

Investing Activities

Net cash used in investing activities amounted to $5,956,705 for the year ended March 31, 2019, primarily consist of:

●

Purchase of property and equipment of $5,949,904. On August 29, 2018, Goxus BJ purchased an office space of 2,355.26 square meters at purchase price of $5,926,183 (RMB 43.75 million including tax), as its headquarter office in Beijing. Prior to the purchase of this office space, Gaunghe Beijing leased the same property from the landlord and incurred significant amount of leaseholder improvement to decorate the office space.

●	Purchase of intangible asset accounting software of $6,801.

Net cash used in investing activities amounted to $2,794,182 for the year ended March 31, 2018, primarily consisting of increased office decoration and leasehold improvement costs incurred on our leased office spaces. Prior to August 29, 2018, Goxus BJ leased office spaces from the landlord as our headquarter offices and we conducted the leasehold improvement to decorate the office spaces. On August 29, 2018, Goxus BJ purchased the office space of 2,355.26 square meters, which was previously leased.

Financing Activities

Net cash used in financing activities amounted to $137,268 for the year ended March 31, 2019 and primarily consists of proceeds of $2,235,037 received from bank borrowings, offset by repayment of bank borrowings of $2,453,181 upon loan maturity. In addition, we received $80,876 proceeds from related parties as working capital.

Net cash provided by financing activities amounted to $2,579,269 for the year ended March 31, 2018, primarily consisting of proceeds of $3,545,473 from bank borrowings, offset by repayment of bank borrowings of $945,082 upon loan maturity. In addition, we also repaid $21,122 to related parties during the year.

Contractual obligations

The following table summarizes our contractual obligations as of March 31, 2019:

		Less than
Contractual obligations	Total	1 year	1-2 years
Repayment of bank loans (1)	$2,350,016	$2,318,502	$31,514
Operating lease commitment (2)	74,830	49,503	25,327
Total	$2,424,846	$2,368,005	$56,841

(1)

Repayment of bank loans: On February 2, 2019, Goxus Suqian signed a loan agreement with Suqian Tongji Rural Micro-lending Co., Ltd. (the “Lender”) to borrow RMB 10 million (equivalent to $1,490,012) as working capital for one year, with a maturity date of January 31, 2020. The loan bears a fixed interest rate of 10% per annum. Third party Xincheng Investment and related-party Jiangsu Paizhen Construction Development Co., Ltd. (“Paizhen”) jointly signed guaranty agreements with the lender to provide guarantee to this loan. In addition, as a subcontractor to undertake the construction project for Xincheng Investment, Paizhen also pledged its accounts receivable from Xincheng Investment, totaling RMB 146.3 million (approximately $21.8 million) as collateral with the lender to provide additional guarantee to the loan.

In addition, on March 18, 2019, Goxus Suqian signed a loan agreement with Jiangsu Bank Suqian Branch to borrow RMB 5 million (equivalent to $745,005) as working capital for one year, with a maturity date of March 17, 2020. The loan bears a fixed interest rate of 6.09% per annum. A third party, Suqian Runyang Financing Guarantee Co., Ltd., provides guarantee to this loan.

On June 30, 2017, Goxus BJ signed a loan agreement with Standard Chartered Bank to borrow RMB 1.5 million (equivalent to $239,032) as working capital for three years, with a maturity date of June 29, 2020. The loan bears a fixed interest rate of 19.1% per annum, with monthly repayment requirement of RMB 54,984 (approximately $8,300 per month). There is no guarantee nor loan covenant requirement for this loan. Based on the loan repayment schedule, current portion and non-current portion of this long-term loan amounted to $83,485 and $31,514 as of March 31, 2019.

(2)

Prior to the purchase of the office building on August 29, 2018, we entered into multiple operating lease agreements to lease office spaces as our headquarter offices in Beijing. These leases have original lease expiration dates ranging from March 2018 to November 2019. Most of the leases have been terminated early or expired. As of March 31, 2019, there was one operating lease agreement with lease expiration term of September 30, 2019, which has been extended to September 30, 2020.

Rent expense for the years ended March 31, 2019 and 2018 was $169,415 and $308,873, respectively.

As of March 31, 2019, future minimum lease payments under non-cancelable operating leases are as follows:

Year ending March 31,	Lease expense
2020	$49,503
2021	25,327
Total	$74,830

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2019.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality affects our business or the results of our operations to some extent. Our construction project management business generally benefits from milder weather conditions which allows for more productivity from our on-site construction management consulting services. The harsher weather conditions impact our ability to complete work and the holiday season schedule affects our productivity during this period. For these reasons, coupled with the number and significance of client contracts commenced and completed during a particular period, it is not unusual for us to experience seasonal changes or fluctuations in our quarterly operating results.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of contract receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Accounts receivable, net

The accounts receivable represents invoices issued in accordance with the term of the contracts and has not been paid. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

We reduce accounts receivables by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to us. We determine the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend and best estimate of specific losses on individual exposures. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2019 and 2018, allowance for doubtful account amounted to $214,312 and $83,055, respectively. There was no direct write-off on accounts receivables in the years ended March 31, 2019 and 2018.

Revenue recognition

We early adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The adoption of this standard did not have a material impact on our consolidated financial statements, no adjustments to opening retained earnings were made.

ASC 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way we record our revenue. We have assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, we concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to our consolidated financial statements upon adoption of ASC 606.

We currently generate revenue from the following main sources:

Revenue from urban-rural design services

We provide high-level strategic and conceptual design schemes for urban-rural design and development projects, including brand positioning, functional design, aesthetic design, and future operational planning, for a variety of urban-rural design subjects.

Our urban-rural design service process includes two phases: pre-bidding phase and post-bidding phase.

During the pre-bidding phase, we conduct conceptual and preliminary design in order to prepare the design proposal to be submitted to local government for bidding. During this process, we perform feasibility study, create a master plan as the design framework, and use the conceptual design work as basis to create extended preliminary design, including functional, physical, architectural, spatial designs for buildings, facilities, landscapes, and other structures in the subject area. All work products resulted from the concept and preliminary designs become part of the design proposal and are submitted with other bidding materials to local governments, in response to their request for tender notices. If the design proposal fails to win the bid, then our work stops here. Given the contingency and uncertainty involved in the pre-bidding process, we do not capitalize related contract acquisition costs. Instead, our efforts and associated contract acquisition costs on all bid and proposal are expensed as incurred.

Post-bidding phase starts when our design proposal is chosen as the winning bid. We sign formal design contracts with customers, pursuant to which, our performance obligations primarily include preparing the construction drawings to illustrate the planned locations, exterior shape, interior layout, interior and exterior decorations, detailing, fixtures and construction requirements of the designs of the design areas. We may outsource such construction drawings works to selected qualified third-party design providers. Our urban-rural design service contracts with customers are primarily fixed-price contracts. Related design work may be completed within several months to up to one year, depending on the complexity of each individual design project.

We recognize revenue from this type of contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. The design contracts are generally accounted for as a single unit of account (a single performance obligation) and are not segmented between types of services. There is no multiple deliverable consideration in the design service contract. We recognize revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. The percentage-of-completion method (an input method) is the most faithful depiction of the company’s performance because it directly measures the value of the services transferred to the customer.

Revenue from comprehensive construction project management consulting services

In connection with the urban-rural design services provided to the customers, in order to facilitate and ensure the successful completion of the engineering and construction of the projects based on our designs, we may further enter into comprehensive construction project management consulting service agreements with construction companies (the “customer”), to provide (1) project materials management services, and (2) on-site construction process management consulting services to these customers.

Under the project materials management service arrangements, we enter into project materials management service contracts with selected customers. Our performance obligations including selecting materials and equipment to be used for a project, conducting price checks of the required construction materials, negotiating the purchase of materials and equipment as required by the construction company according to the requirements of the design, selecting suppliers and purchase materials from suppliers on behalf of the construction company, supervising and managing the performance of the procurement contracts; and ensuring timely delivery of materials and equipment according to the construction progress. Such contracts are primarily on a fixed-price basis. We recognize revenue upon delivery of the purchased materials.

Under the on-site construction process management consulting service arrangements, our performance obligations primarily include design related work management, construction scheduling management, contract and sub-contracting management, construction cost management, quality management and materials management. Through such services, we help the customers to optimize the efficiency of the construction phase of a project, ensure the integrity of the implementation of the designs, optimize the use of capital; and timely resolve on-site construction issues based on the designs. Our onsite construction process management consulting service contracts are normally fixed-price long-term service contracts as the construction projects take more than one year to complete. we recognize revenue over time using the cost-to-cost percentage-of-completion method. Service contracts that include multiple performance obligations are segmented between types of services. For contracts with multiple performance obligations, we allocate the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. Revenue recognized on service contracts that have not been billed to clients is classified as a current asset under contract assets on the Consolidated Balance Sheet. Amounts billed to clients in excess of revenue recognized on service contracts to date are classified as a current liability under contract liabilities.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs.

Contract acquisition costs consist of incremental costs incurred by us to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Capitalized contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. There were no capitalized contract acquisition costs as of March 31, 2019 and 2018.

Contract fulfillment costs consist of costs incurred by us to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, subcontract costs and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of good or services to the customer to which the costs are related. Capitalized contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We had no impairment charges related to contract costs during the years ended March 31, 2019 and 2018.

Contract Assets and Liabilities

Contract assets represent revenue recognized in excess of amounts billed and include unbilled receivables. Unbilled receivables, which represent an unconditional right to payment subject only to the passage of time, are reclassified to accounts receivable when they are billed under the terms of the contract. Advances that are payments on account of contract assets have been deducted from contract assets. Contract liabilities represent amounts billed to customers in excess of revenue recognized to date. We anticipate that substantially all incurred cost associated with contract assets as of March 31, 2019 will be billed and collected within one year.

Disaggregation of revenue

Revenue disaggregated by service types was as follows for the years ended March 31, 2019 and 2018:

	For the year ended March 31, 2019	For the year ended March 31, 2018
Revenue from urban-rural design services	$11,274,435	$12,829,364
Revenue from comprehensive construction project management consulting services:
Management of project materials	24,942,269	7,722,410
Management of onsite construction process	10,959,143	7,307,593
Total	$47,175,847	$27,859,367

Research and development (“R&D”) costs

The Company’s R&D activities primarily include research on market dynamics and trends in government-sponsored urban-Rural design and development, improving urban-rural design methods and related subjects. In order to provide customized design and construction project management services to customers, R&D activities were also included in certain part of feasibility study, economic planning and finding innovative solutions for each individual design and construction management projects. R&D costs generally includes salaries, consulting fees and other costs directly associated with R&D activities. R&D costs were included in cost of revenue if the costs were incurred in post-bidding period and were directly in connection with design and project management service projects. Other R&D costs incurred were include in general and administrative expenses. R&D costs of $199,067 and $79,057 were included in cost of revenue for the years ended March 31, 2019 and 2018, respectively. R&D costs of $ 97,746 and $221,479 were included in general and administrative expenses for the years ended March 31, 2019 and 2018, respectively.

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2019 and 2018. The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended March 31, 2019 and 2018. As of March 31, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The guidance will be effective in fiscal year 2020, with early adoption permitted, and must be applied using a modified retrospective approach. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” As an emerging growth company, the Company will adopt this guidance effective April 1, 2020. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under this ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. This ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This guidance did not have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017, and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective April 1, 2023. The Company is currently evaluating the impact of our pending adoption of ASU No. 2016-13 on our consolidated financial statements.

INDUSTRY

All the information and data presented in this section have been derived from Frost & Sullivan’s industry report dated September 30, 2019 entitled “The PRC Urban-Rural Design Market Research”, unless otherwise noted. Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF MACROECONOMIC ENVIRONMENT IN THE PRC

Population and Urbanization Rate

According to the International Monetary Fund (the “IMF”), the population of the PRC has shown an overall growth from 1.37 billion in 2014 to 1.40 billion in 2018, representing a compound annual growth rate (CAGR) of approximately 0.5%. It is expected that the population of the PRC will continue to grow at a CAGR of approximately 0.2% from 2019 to 2023, reaching 1.41 billion by the end of 2023. The rising population and remarkable economic development have contributed to the acceleration in the urbanization process during the past five years. According to the National Bureau of Statistics of China (the “NBS”), from 2014 to 2018, the urbanization rate, which measures the percentage of urban population, increased from 54.3% to 59.8% in the PRC. In 2019, the National Development and Reform Commission released the “Key Tasks of New Type Urbanization,” which is the official plan for the urbanization development in the PRC, to support the on-going urbanization process. Therefore, together with the influx of rural residents into urban areas and the rising level of living standards, it is forecasted that the urbanization rate will reach 66.5% in 2023.

Source: International Monetary Fund (IMF), National Bureau of Statistics of China (NBS), Frost & Sullivan Report

Number of Administrative Areas at County-Level

County-level divisions in the PRC contain regions, cities, and counties and autonomous counties. Counties and autonomous counties are the most common county-level divisions where autonomous counties refer to counties with designated ethnic minorities. Cities at county level cover both urban and rural areas, and regions are the subdivisions of urban areas with built-up buildings and structures.

According to the NBS, by the end of 2018, there were 1,335 counties, 117 autonomous counties and 375 cities, and 2,851 regions at county-level. As stated in the 13th Five-Year Plan for Economic and Social Development of the PRC (2016-2020), the PRC government plans to accelerate the development of counties and small towns with the aim of turning them into cities. The development of counties and small towns is forecasted to continue being an important part of the new urbanization process in the next five years. As a result of the urbanization process, during the past five years, the annual national expenditures of county maintenance and construction fund remained higher than US$40.0 billion, and was recorded at US$42.2 billion by the end of 2017.

The National Development and Reform Commission issued a series of Development Plans for the City Clusters during the past five years to boost regional development. These plans aims to combine the neighboring areas into urban agglomerations and city clusters to stimulate economic growth of areas around major cities. For example, according to Frost & Sullivan Report, there are on average 26 counties within two hours’ drive from city centers of first-tier cities (i.e. Beijing, Shanghai, Guangzhou and Shenzhen). As a result, these counties are more likely to gain resources from nearby major cities and achieve accelerating economic growth in the future.

Note: 1) Latest available figure of national expenditure recorded in 2017; 2) National expenditure is converted from RMB to USD at an exchange rate of 6.9:1.

Source: Frost & Sullivan Report

OVERVIEW OF URBAN-RURAL DESIGN AND DEVELOPMENT MARKET IN THE PRC

Definition and Categorization

Urban-rural design and development generally describes the physical arrangement, appearance and function that define the image of a neighborhood, area, town or the city as a whole. Different from architecture design which focuses on the buildings, urban and rural design pays more attention on the form, relationships, character, image and brand of a certain area. It is a dynamic process and an outcome consistent with the changes in culture, lifestyle and residents, and it contributes to the social and economic development of the areas.

Urban-rural design and development is an inter-disciplinary subject involving planning, design, marketing, architecture, engineering, construction, operation, economics, finance, law and etc.

Based on the designated design areas, urban and rural design and development services can be classified into i) garden, resort and park, ii) school, community and market, iii) village, town and county, and iv) city and region level. It can also be divided into six groups based on the features or functionalities of the respective area, namely i) general design, ii) neighborhoods and residential design, iii) mixed-use villages and commercial areas, iv) office and business park development, v) public spaces and civic architecture, and vi) public art and cultural amenities.

Source: Frost & Sullivan Report

Historical Development

Source: Frost & Sullivan Report

Value Chain Analysis

The urban-rural design and development market in the PRC consists of upstream third-party consulting service providers, midstream urban-rural design service providers and construction contractors, as well as downstream project owners.

In general, developers and government departments as the major project owners of private and public sectors respectively, will initiate developing and construction projects and invite tenders from the urban-rural designers and construction contractors.

Urban-rural design service providers may turn to third-party consultancies for professional and specific advice for site investigation and feasibility study. Then urban-rural designers and consultants will conduct planning and design prior to the execution phase of the project and will collaborate with the contractors during the execution phase for construction supervision. Sometimes, urban-rural design and development market participants will continuously work with project owners for the operation and maintenance works after completion.

Source: Frost & Sullivan Report

Urban-Rural Design Process

The process of urban-rural design starts with an in-depth analysis of the conditions of the design area, including the land use, the relationship between people and the environment, and other distinctive features. The analysis establishes the foundation of the design based on the social, economic and aesthetic conditions of the area. Once the analysis has been undertaken, a physical and spatial design plan will be created to cover a detailed layout and planning of the design area, including the functionality and aesthetic designs.

Urban-rural design service providers may also engage in the construction management consulting and other related services during the construction phase of the design project. They coordinate with construction contractors and advise on design, engineering, material selections, etc. Some urban-rural design service providers may also assist in the funding and financing of the projects as well. After construction is completed, some providers may also offer operational and maintenance related services.

Source: Frost & Sullivan Report

Market Size Analysis

According to Frost & Sullivan Report, the market size of urban-rural design and development experienced a rapid growth from US$6.9 billion in 2014 to US$12.5 billion in 2018, representing a CAGR of approximately 15.9% during the past five years. It is expected that with the development of urbanization and a series of supportive government policies stimulating the economies of counties and small towns, the size of the urban-rural design and development market in the PRC will continue to grow at a CAGR of approximately 12.5% from 2019 to 2023, reaching US$22.5 billion by the end of 2023.

Note: 1) The calculation of market size includes revenue generated by enterprises participating in the design consulting and project management activities associated with urban-rural development and construction in the PRC; 2) Revenue is converted to USD at an exchange rate of 6.9 to 1.

Source: Frost & Sullivan Report

Market Drivers and Trends

County and small town economies. By the end of 2018, there were 1,452 counties in the PRC and most of them possess unique resources, geographical advantages and cultural heritage. These unique resources form the vitality and characteristic of their local areas and provide the foundation of urban-rural design in these areas. However, the imbalances of economic development between urban and rural areas have raised an increasing awareness of the PRC government. According to NBS, in 2018, per capita disposable income of rural residents was RMB14,617, which was approximately 37.2% of the per capita disposable income of urban residents. Therefore, it is critical for counties and small towns to identify their unique characteristics to attract investments, industries and tourists to stimulate the growth of their economy. In 2016, as stated in the 13th Five Year Plan, the PRC government announced that the cultivation and development of county and small town economies would be promoted and supported. As such, counties and small towns are encouraged to leverage their unique traditional culture and specialty products to develop local economies focusing on leisure tourism, commerce, and folk culture. According to Frost & Sullivan Report, it is forecasted that the development of counties and small towns will contribute to the expansion of urban-rural design and development market in the PRC in the next five years.

Improvement-oriented urbanization. Stimulated by the economic growth and rising migration from rural areas to urban areas in recent years, the urbanization rate in the PRC has experienced a remarkable rise to 59.8% by the end of 2018. The increasing urban population and improving living standards have created a sustained growth in demand for residential and commercial properties, tourism and leisure facilities, and upgrading of urban areas and landscape, all of which create business opportunities for urban-rural design and development services. The PRC government has shifted the focus of urbanization from an expansion-oriented urbanization to an improvement-oriented urbanization. The PRC government will also work on the improvement of the distribution and layout of urban areas and support the coordinated development of cities, and small towns. Therefore, the urban-rural design and development market is expected to benefit from the development-oriented urbanization process to achieve a steady growth in the near future.

Supportive government policies. In 2019, the National Development and Reform Commission and the Ministry of Housing and Rural-Urban Development of the PRC released the Guidance on Promoting the Development of Comprehensive Engineering Consulting Services. The Guidance highlights the importance of the engineering consulting service in building and infrastructure development and supports its future growth, which is expected to benefit the urban-rural design and development market. From 2014 to 2018, the PRC government released a series of regulations and policies stimulating the development of counties and small towns. For example, in 2014, the State Council of the PRC officially issued the National Plan on New Urbanization (2014-2020) to guide the urbanization from 2014 to 2020. The plan stresses improving the spatial layout, accelerating the development of small and medium-sized cities and small towns. In addition, the publishing of the 13th Five-Year Plan in 2016 and the Key Tasks of New Type of Urbanization in 2019 also set forth focus on the development of specialties of different regions. In 2017 and 2018, the National Development and Reform Commission of the PRC issued policies including the Opinions on the Development and Construction of Local Towns to guide and regulate the development of counties and towns. According to the NBS, in line with the supportive government policies, investments made by the PRC government on urban service facilities recorded RMB575.6 billion in 2017. In particular, investments made by the PRC government on county-level service facilities reached RMB114.2 billion in 2017. The number of government projects developing local towns was more than 2,000 by the end of 2018, according to Frost & Sullivan Report.

Expansion of domestic tourism market. During the past five years, the number of domestic tourists in the PRC increased from 3.6 billion in 2014 to 5.5 billion in 2018, representing a CAGR of approximately 11.4%. In line with the expanding number of domestic tourists, domestic tourists spending rose at a CAGR of approximately 14.0% from US$439.3 billion in 2014 to US$743.2 billion by the end of 2018. The domestic tourism market is growing at a fast pace, which drives the demand for theme parks, resorts, tourism-oriented local towns and villages, etc. The expansion of domestic tourism market are expected to support the further growth of urban-rural design and development market in the PRC.

Market Constraints and Challenges

Lack of experienced and skilled talents. The urban-rural design and development industry is a labor-intensive industry and it requires experienced and skilled personnel. Further, given urban-rural design and development is an inter-disciplinary subject, it is even harder for market participants to recruit and retain talent with necessary experience and skills. Meanwhile, the majority of market participants are only capable of providing functional and aesthetic designs without high-level strategic or conceptual master planning. This poses a challenge to the continuous and further development of the urban-rural design and development market in the PRC.

Cyclical industry nature. The urban-rural design and development market is related to the construction industry which is particularly cyclical and is strongly influenced by government policies. In addition, the urban-rural design and development market is sensitive to business cycles, the macroeconomic environment, government investments and property development in the market. This may become a challenge to the urban-rural design and development market participants during recessions.

Regional imbalances. The development of urban-rural design and development market in the PRC is relatively scattered and imbalanced among different regions. This is mainly due to the imbalance of economic development between the eastern and western areas of the PRC. For example, the western areas, especially those poorer regions, lack necessary resources, including financial and labor resources, to initiate development projects. This creates a market constraint to the overall growth of the urban-rural design and development market in the PRC.

Lack of experience in intellectual property commercialization. Commercialization of intellectual property (IP) offers opportunities to use IP in urban-rural design and development market. However, with limited experience and knowledge in IP commercialization, few urban-rural design and development service providers in the PRC are able to take advantages or seize opportunities provided by IP commercialization.

Competitive Overview

According to Frost & Sullivan Report, by the end of 2018, there were over 20,000 enterprises participating in the urban-rural design and development market in the PRC. The urban-rural design and development market in the PRC is considered both fragmented and highly competitive. For the fiscal year ended March 31, 2018, the Company realized a total revenue of approximately US$26.5 million and an estimated market share of approximately 0.21% of the urban-rural design and development market in the PRC.

Major Competitors

Company Name	Year of Establishment	Headquarter	Description
AECOM Limited (NYSE: ACM)	1990	United States	AECOM provides a full range of services in the PRC including new town planning and design, urban and industrial regeneration, infrastructures development, commercial and residential real estate development, project management and consulting, and etc. Its major projects in the PRC include Jinji Lake Waterfront, Beijing Logistics Park, Jiuzhaigou Zhongcha International Resort, Sanya West Island and etc.

Tus-Design Group Co., Ltd (SZSE: 300500)	1953	Suzhou, the PRC	Tues-Design provides consulting and design services to its clients with a focus on urban planning, architecture design, structure design, landscaping and etc. Its past projects consist of Huai’an Yanzhuang Wuwei Cultural Park, Jiangsu Wusongjiang Industrial Park and others.

CCDI Group	1994	Shanghai, the PRC	CCDI is a global architecture and engineering consulting company specializing in integrated services for urban construction and development. Its past projects include Shanghai Rockbund reconstruction project, Shanghai International Tourism Resorts, Chengdu Mountain Villa Residence and others.

BUSINESS

Overview

We operate in the Chinese urban-rural design and development market, and provide two main services, (i) urban-rural design services and (ii) comprehensive construction project management consulting services. Urban-rural design and development is the process of designing and shaping the physical features of cities, towns and villages and planning for the provision of municipal services to residents and visitors. Since we started our operations in 2010, we have provided services to over one hundred projects throughout the PRC. Our projects to date covered a broad range of design subjects, including villages, towns, theme parks, neighborhoods, shopping malls and schools. For a majority of our projects, we served as the sub-contractor for construction companies who responded to the government’s request for tender notices and won government contracts through the public bidding process. As of the date of this prospectus, all but one of our projects were sponsored by the PRC government, primarily by the regional governments at county level.

According to International Monetary Fund (“IMF”), the population of the PRC grew from 1.37 billion in 2014 to 1.40 billion in 2018, and is expected to continuingly grow and reach 1.41 billion by the end of 2023. The rising population and recent economic expansion of the PRC have contributed to the acceleration of urbanization in the past years. According to National Bureau of Statistics of China (“NBS”), from 2014 to 2018, the rate of urbanization rate in the PRC, which measures the percentage of urban population, has increased from 54.3% to 59.8%. According to the Frost & Sullivan Report, it is forecasted that the rate of urbanization will reach 66.5% in 2023. In 2019, the National Development and Reform Commission released the “Key Tasks of New Type Urbanization”, the official plan for the urbanization development in the PRC, to further support the urbanization process. Additionally, as stated in the 13th Five-Year Plan for Economic and Social Development of the PRC, which covers the years 2016-2020, the PRC government plans to accelerate the development of counties and villages in the rural areas with the aim of turning them into towns and cities. The market size of urban and rural design market and development in the PRC has experienced a steady growth from US$54.2 billion in 2015 to US$76.3 billion in 2018, and based on current governmental policies, we expect this trend to continue.

In our more than eight years of experience providing urban-rural design and development services, we have developed our market oriented urban-rural design approach, namely, the “GOXUS Design,” to create high-level strategic and conceptual design schemes for a variety of urban-rural design subjects. Rather than focusing primarily on the functional and aesthetic aspects of a design, our approach strives to bring together what is desirable from a human point of view with what is ecologically feasible and economically sustainable in all our designs. For each of our projects, we first conduct an in-depth feasibility study and create a long-term strategic plan, including brand positioning and future operational planning. To further facilitate the execution and engineering of our designs, we offer ancillary comprehensive construction project management consulting services throughout the construction phase of projects that use our designs.

We believe in providing innovative solutions for our clients and have a R&D team that focuses on conducting research on market dynamics and trends in government-sponsored urban-Rural design and development, as well as improving our urban-rural design methods and technologies. As of the date of this prospectus, we own one invention and seven utility patents, as well as five software and 15 work copyright registrations. In December 2016, we were awarded the PRC National High Tech Enterprise certification, which afforded us a favorable income tax rate for the duration of three years, and will expire in December 2019. The Company is currently in the process of renewing the certificate.

All of our business is conducted by our VIE, Goxus BJ, and its subsidiary, Goxus Suqian, in the PRC. Since 2018, we have started to employ an asset-light business model, a model in which a company has relatively few capital assets compared to its operations, and kept a lean corporate structure to remain flexible and efficient in our operation. Our strategy is to outsource non-essential tasks that do not require our core-competence, which is our ability to create attractive, functional and sustainable urban-rural designs. Thus, to supplement and enhance our ability to efficiently work on government projects, we have built and maintained a network of external resources, including: (1) construction enterprises that we cooperate with to acquire government-sponsored projects; (2) design companies that serve as our subcontractors providing non-essential design services; and (3) project consulting companies and construction material suppliers that serve as our sub-contractors providing comprehensive construction project management related services.

We are led by an experienced management team that has demonstrated its ability to drive growth in revenue and profits. Over the last eight years, we have grown our revenue from $Nil for the fiscal year ended March 31, 2011 to $47,175,847 for the fiscal year ended March 31, 2019, reflecting a compound annual growth rate, or CAGR, of 612%. In that same eight year period, our net income increased from a net loss of $2,353 to $7,050,224, reflecting a CAGR of 144%. Our revenue for the fiscal year ended March 31, 2019 grew 69.3% to $47.2 million, from $27.9 million for 2018. The revenues generated from design service were $12,829,364 and $11,274,435, or 46.1% and 23.9% of the total revenues, from comprehensive construction project management consulting service were $15,030,003 and $35,901,412, or 53.9% and 76.1% of the total revenues for the fiscal years ended March 31, 2018, and 2019, respectively.

Corporate History and Structure

On September 25, 2010, our VIE, Goxus BJ was incorporated pursuant to PRC law as a limited company. We operate our urban-rural design and development services through Goxus BJ and its subsidiary, Goxus Suqian, in China.

On May 20, 2017, Goxus Suqian was incorporated pursuant to PRC law as a limited company, and was wholly-owned by Mr. Xingpeng Zhao, our CEO. Goxus BJ acquired 100% of Goxus Suqian’s shares on September 6, 2019.

On November 15, 2018, Goxus Inc., an exempted company limited by shares, was formed under Cayman Islands law as a holding company.

On November 16, 2018, we established a holding company, Goxus BVI, under the laws of the British Virgins Islands. Goxus Inc. owns 100% of the shares of Goxus BVI, which owns 100% of the shares of Goxus HK, a holding company that was incorporated on November 29, 2019 in Hong Kong and that owns 100% shares of Goxus Consulting, or WFOE, which was incorporated on December 18, 2018 as a limited company pursuant to PRC law.

Pursuant to PRC law, each entity formed under PRC law must have a business scope as submitted to the Administration of Industry and Commerce or its local counterpart. Depending on the particular business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. Since the sole business of WFOE is to provide Goxus BJ with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal all pre-tax profits of Goxus BJ and its subsidiaries (minus any accumulated losses (if any) of Goxus BJ and its subsidiaries in the previous fiscal year, and the amount required for operating funds, expenditures, taxes and other statutory contributions in any particular fiscal year), such business scope is appropriate under PRC law. Goxus BJ, on the other hand, is also able to, pursuant to its business scope, provide urban-rural design and development service. Goxus BJ is approved by Fangshan Branch of Beijing Administration for Industry and Commerce to engage in urban-rural design and development services.

We control Goxus BJ through a series of contractual arrangements, which are described under “Business — Contractual Arrangements between WFOE and Goxus BJ.”

The following chart illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus and after the closing of the offering based on the maximum offering amount:

C Revival Creative Ltd.
(British Virgin Islands)
Green Ideo Innovation Ltd.
(British Virgin Islands)
Dosigner Culture and Creative Ltd.
(British Virgin Islands)
Shanghe Culture Tourism Development Group Co., Ltd.
(British Virgin Islands)
Creative Synergies Ltd,Co.,
(British Virgin Islands)
UNSD Culture and Creative Ltd.
(British Virgin Islands)
Other Miority Shareholders
Pubilc Shareholders
36.4%/【】%
16.9%/【】%
10%/【】%
5.95%/【】%
5.5%/【】%
5%/【】%
20.25%/【】%
0/【】%
Pre-IPO%/Post-IPO%
Goxus Inc.
(Cayman Islands)
100%
Goxus (BVI) Ltd.
(British Virgin Islands)
100%
Goxus (HK) Cultural Creative Limited
(Hong Kong)
100%
Beijing Goxus International Management Consulting Ltd.
(PRC)
Contractual Arrangements
Goxus (Beijing) Creative and Cultural Co.Ltd.
(PRC)
100%
Goxus (Suqian) Creative and Cultural Ltd.
(PRC)

Contractual Arrangements among WFOE, Goxus BJ and Goxus BJ’s Shareholders

Neither we, nor our subsidiaries, own any equity interest in Goxus BJ. Instead, we control and receive the economic benefits of Goxus BJ’s business operation through a series of contractual arrangements. WFOE, Goxus BJ, and Goxus BJ’s shareholders (the “Goxus BJ Shareholders”) entered into a series of contractual arrangements, also known as VIE Agreements, on December 23, 2018. The VIE Agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Goxus BJ, including absolute control rights and the rights to the assets, property and revenue of Goxus BJ.

According to the Exclusive Service Agreement, Goxus BJ is obligated to pay service fees to WFOE approximately equal to the net income of Goxus BJ after deduction of the required PRC statutory reserve.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Goxus BJ and WFOE, WFOE provides Goxus BJ with marketing, technical support, consulting services and management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Goxus BJ granted an irrevocable and exclusive option to WFOE to purchase from Goxus BJ, any or all of its assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer agreement. For services rendered to Goxus BJ by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus the amount of the services fees or ratio decided by the board of directors of WFOE based on the value of services rendered by WFOE and the actual income of Goxus BJ from time to time, which is approximately equal to all pre-tax profits of Goxus BJ and its subsidiaries (minus any accumulated losses (if any) of Goxus BJ and its subsidiaries in the previous fiscal year, and the amount required for operating funds, expenditures, taxes and other statutory contributions in any particular fiscal year).

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless earlier terminated by written agreement of the parties. The Exclusive Business Cooperation Agreement may be extended before expiration by written agreement of the WFOE.

The CEO of WFOE, Mr. Pengxing Zhao, who is the CEO of Goxus BJ, is currently managing Goxus BJ pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Goxus BJ, including but not limited to decisions with regard to expenses, salary increases and bonuses, hiring, firing and other operational functions. Upon establishment of the Company’s audit committee at the consummation of this offering, the Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving WFOE or Goxus BJ.

Share Pledge Agreement

Under the Share Pledge Agreement among WFOE, Goxus BJ and the Goxus BJ Shareholders, the Goxus BJ Shareholders pledged all of their shares in Goxus BJ to WFOE to guarantee the performance of Goxus BJ’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Goxus BJ or the Goxus BJ Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged shares. The Goxus BJ Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Goxus BJ Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Share Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Goxus BJ. WFOE shall cancel or terminate the Share Pledge Agreement upon Goxus BJ’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

The purposes of the Equity Interest Pledge Agreement are to (1) guarantee the performance of Goxus BJ’s obligations under the Exclusive Business Cooperation Agreement, (2) make sure the Goxus BJ Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over Goxus BJ. In the event Goxus BJ breaches its contractual obligations under the Exclusive Business Cooperation Agreement , WFOE will be entitled to foreclose on the Goxus BJ Shareholders’ shares in Goxus BJ and may (i) exercise its option to purchasing at a discount, designating others to purchase at a discount, auction or sale of pledged Shares pursuant to pertinent laws of China and WFOE may terminate the VIE Agreements after the acquisition of all the shares in Goxus BJ and require Pledgor and/or Goxus BJ to be liable for breach of contract pursuant , including compensating Pledgee for all the losses suffered therefrom (including all the expenses incurred by Pledgee to realize its rights and interests hereunder); or (ii) dispose of the pledged equity interests and be paid in priority out of proceed from the disposal in which case the VIE structure will be terminated.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Goxus BJ Shareholders and Goxus BJ irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, (i) all or part of the equity of Goxus BJ held by the Goxus BJ Shareholders, and/or (ii) all or part of the assets and business owned by Goxus BJ. Unless the relevant laws require assessment, the purchase price (hereinafter referred to as “transfer price”) of the Company’s shares or assets and business purchased is the lower of the following two: (i) RMB one (1) yuan, or (ii) the lowest price permitted by relevant Chinese laws. If WFOE chooses to purchase part of shares and/or assets and business, the exercise price shall be adjusted correspondingly according to the proportion of the shares and/or assets and business to be purchased to the Company’s total shares and/or assets and business.. The Exclusive Option Agreement remains effective until all shares and/or assets and business of Goxus BJ are legally transferred to WFOE and/or any other entity or individual designated by it, or unilaterally terminated by WFOE within 30-day prior written notice.

Powers of Attorney

Under each of the Powers of Attorney, the Goxus BJ Shareholder authorized WFOE to act as the exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, director, supervisor, the general manager and other senior management members of Goxus BJ.

The term of the Powers of Attorney is the same as the term of the Exclusive Option Agreement. The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Goxus BJ Shareholders are the shareholders of Goxus BJ.

Spousal Confirmation and Consent

Pursuant to the Spousal Confirmation and Consent, each spouse of the individual shareholders of Goxus BJ irrevocably agreed that the equity interest in Goxus BJ held by their respective spouses would be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in Goxus BJ held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Goxus BJ through the respective shareholder for any reason, he or she agreed to be bound by the VIE Agreements.

The Power of Attorney, together with the Equity Interest Pledge Agreement, Exclusive Business Cooperation and Service Agreement, and the Share Disposal and Exclusive Option to Purchase Agreement, enable WFOE to exercise effective control over Goxus BJ.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Recognition and Reputation Achieved from Our Previous Success. Since our inception in 2010, we have provided urban-rural design and comprehensive construction project management consulting services for more than one hundred projects. Our proven track record and professionalism have won us recognition and increased our brand awareness and reputation within the urban-rural design and development industry in China.

●	Innovative Approach. Our design approach strives to bring together what is desirable from a human point of view with what is ecologically feasible and economically sustainable in all our designs. For each of our projects, we first conduct an in-depth feasibility study and create a long-term strategic plan, including brand positioning and operational planning. We believe GOUSX Design is an inherently superior approach compared to traditional design approach that focuses primarily on the functional and aesthetic aspects of a design area. Many of our design projects, such as Shennong Era and Yi Garden, have proven to be successful in both functionality and sustainability.

●	Experienced Management Team. The members of our management team have over ten years of experience in urban-rural design and development are familiar with related industries in China and the related regulatory environment. Our chairman and chief executive officer, Mr. Pengxing Zhao, has led us to our current position. In addition, we are always recruiting experienced professionals to join our management team and providing training to our managerial staff, who support our senior management in expanding our operations. Many of our senior executives hold equity interests in our company, which helps align their interests with those of our shareholders.

●	Our Asset-light Business Model. The asset-light business model allows us to boost the Company’s long-term value for our shareholders by focusing on growing and investing in our core competence: providing urban-rural design and development services. Our design team grew from 13 members in 2016 to 55 members as of September 30, 2019. Many of our designers have over ten years of experiences, with proven credentials and achievements. Furthermore, our asset-light business model allows us to keep a lean corporate structure to remain flexible and efficient.

Our Strategy

Our goal is to grow our market share and become a leading urban-rural design and development services provider in China. To achieve this goal, we intend to capitalize on the growth potential of China’s urban-rural design and development market, leverage our competitive strengths and pursue the following strategy:

●	Attract and Recruit Highly Qualified Professionals to Join Our Team. In order to expand and grow our business, we need to aggressively recruit and attract highly qualified professionals to join our team. The urban-rural design and development industry is a labor-intensive industry and it requires experienced and skilled design personnel. Further, given urban-rural design is an inter-disciplinary subject, it is even harder for companies to recruit and retain talents with necessary experience and skills. We have an internal promotion system and a vocational training program as part of our staff benefits.

●	Further Strengthen Research on Market Dynamics and Trends in Government-sponsored Urban-Rural Design and Development. In order to grow our market share and devise effective growth strategies, we need a firm understanding of market dynamics and trends. Accordingly, we plan to take the following specific measures: (i) conduct in-depth study and analysis of annual work reports issued by PRC regional governments, which cover all aspects of urban and rural construction investments; and (ii) increase our participations in bi-annual investment conferences given by regional governments. We believe both of these measures will help us gain firsthand information of the needs and trends of local governments for urban-rural development and promote our service offering to those governments.

●	Further Improve Urban-Rural Design Methods. Our core competence is to provide urban rural design services, which we believe should be continually improved based on the changing market dynamics and trends. Our R&D team dedicates its resources on the study and development of urban-rural design methods and technologies.

●	Implement Effective Resources Management to Improve Operational Efficiency and Boost Core Competency. We always strive to achieve the most value for our shareholders and we believe effective management of our capital and human resources is important to our growth plan. In particular, an effective resource management system can assist us in decision-makings on choosing prospective projects with the highest rate of return and best chance of winning. We plan to build a resource management system to improve operational efficiency as well as boost investment in our core competitiveness. The resource management system will have various functions including storing and analyzing data to assist resource management.

Our Services

Since establishing Goxus BJ in 2010, we have been providing urban-rural design, comprehensive construction project management consulting services, predominately to the PRC government sponsored projects throughout China. The geographic areas we focus on are the surrounding urban and rural areas of first-tier cities (e.g. Beijing, Shanghai, Guangzhou or Shenzhen), which are the largest and wealthiest cities in China. We believe these areas, due to their close proximities to first-tier cities, are more likely to gain the requisite resources, including public funds and private investments, to accelerate their economic development, hence offer more opportunities for urban-rural design and development service providers.

Our Asset-light Business Model

Beginning in 2018, we made a strategic decision to employ an asset-light business model to boost the Company’s long-term value by focusing on growing and investing in our core competence, which is providing urban-rural design services. All the PRC government sponsored urban-rural design and development projects are awarded through a public bidding process, which is open to qualified contractors only. Depending on the scale and complexity of each project, in order to be qualified as a bidder, contractors must possess certain construction and engineering credentials, which require heavy capital and human resources investment.

With our asset-light model, we do not invest capital or human resources on acquiring/maintaining the construction or engineering credentials required for government contractors, instead we cooperate with and serve as subcontractor to qualified construction enterprises on acquiring and working on government projects. Almost all urban-rural design and development projects require design proposals as part of bidding materials. When a construction enterprise needs design proposals and chooses us as a design service provider for a project, it sends us an invitation to provide designs for their bids. Our management makes its decision on each invitation based on a number of criteria, including our available resources, the capital and human resources required, the rate of return, the reputation and qualification of the bidding construction enterprise, and the probability of our winning prospect based on our assessment. It is crucial for us to invest in the projects offering us the highest rate of return with the best winning prospect, because we do not receive any payment for participating in a bid, but will only receive compensation if and when our cooperating construction enterprise wins the bid and get paid as a government contractor, who then pays us for our service as its subcontractor. “See Risks – Our business depends on our cooperating construction companies to acquire government projects through public bidding process, the results of which can be unpredictable.”

If we accept an invitation, we first enter into a pre-bidding cooperating agreement with the construction company to guarantee our service as a subcontractor on the project if the proposal wins the bid, prior to providing any design proposal to be incorporated as part of the bidding materials being submitted to the government by the bidding construction company. Our cooperating agreement also specifies whether we will be providing construction project management consulting services based on the needs and specifics of each project.

If our proposal wins the bid, the applicable local government enters into a service agreement with the construction contractor, who then enters into a service agreement with us to engage us as the subcontractor providing urban-rural design services and/or construction project management consulting services pursuant to our pre-bidding cooperating agreement. Based on the specifics of the services required, we outsource certain non-essential design and construction project management tasks to third-party service providers, including design companies, construction consulting companies and material suppliers.

Project Acquisition Channel

We do not simply rely on receiving invitations from our cooperating construction enterprises to acquire projects, but also actively search for prospective project leads to share with our cooperating construction enterprises.

First, all the PRC government sponsored urban-rural design and development projects are awarded through public bidding processes, and each local government publishes request for tender notices of proposed development projects on its official website. We have a dedicated team conducting routine searches on these websites, specifically those of our targeted regions.

Second, being government contractors, construction companies have unique access to information about upcoming projects. We participate in events organized by construction company associations to collect project information.

Third, we are members of a number of urban and rural development associations and design enterprises associations in our targeted regions through which we exchange information on potential projects.

Urban-Rural Design Services

We provide high-level strategic and conceptual design schemes for urban-rural design and development projects, including brand positioning, functional design, aesthetic design, and future operational planning, for a variety of urban-rural design subjects. Our approach is to bring together desirable functionality and aesthetics with brand positioning and future operational planning to achieve ecological feasibility and economical sustainability. Our designs have covered a broad range of subjects, including villages, towns, theme-parks, neighborhoods, shopping malls, and schools. Each design is unique but all share one common goal, which is to create a vision for an area, and then deploy the area’s unique resources with the skills needed to bring the vision to life. Our design team consists of professionals specializing in various disciplines, including urban-rural planning, architecture, civil engineering, municipal engineering, marketing, finance, social study, or business planning.

Our design process consists of two phases, the concept design phase and specific design phase. Depending on the scale and complexity of the design subject, each phase can take up to two months, and a team of five to fifteen designers to complete.

The concept design phase can be divided into four sub-phases:

(1)	we start with a feasibility study to investigate and analyze the social, economic, cultural and ecological conditions of the subject area, including existing land uses, the relationship between the people and their environment, the culture and traditions of the area, the regional specialty products and their marketability;

(2)	based on the feasibility study, our design team creates a master plan as the framework of the overall design, including the strategic plan and brand positioning of the entire area;

(3)	using the master plan as foundation, we create the visual identify (“VI”) design and define the corresponding functionalities of the VI design; and

(4)	we create an operational plan that forecasts future management of the area after the construction of the project is completed.

For the specific design phase, our designers use the work resulting from the concept design phase as blueprints to create the extended preliminary designs, including functional, physical, architectural, spatial designs for buildings, facilities, landscapes, and other structures in the subject area.

All work product created during the concept and specific design phases become part of the design proposal and is submitted with other bidding materials provided by our cooperating construction enterprises to local governments, in response to their request for tender notices.

If our proposal fails to win the bid, then our work stops here. If our proposal is chosen as the winning bid, the next step is preparing the construction drawings to illustrate the planned locations, exterior shape, interior layout, interior and exterior decorations, detailing, fixtures and construction requirements of the designs of the design areas, to be provided to the engineering and construction contractors. In general, we deem these construction drawings as non-essential and outsource such works to be completed by our preapproved third-party design providers.

Our Design Team

Our asset-light business model allows us to continually invest in our core competence – providing urban rural design services, and we have a large team dedicated to providing such services. Our team grew from 13 full-time employees in 2016 to 45 full-time employees and ten consultants, as of September 30, 2019. Many of our designers have over ten years of experiences, specializing in various disciplinary including urban-rural planning, architecture, civil engineering, municipal engineering, marketing, finance, social study, or business planning. We believe what sets us apart from our competitors is the talent and expertise of our design team, especially those of our lead designers and expert advisors.

Below are some of our lead designers and expert advisors:

Mr. Zhongou Xu has served as an expert advisor of Goxus BJ since January, 2017. Mr. Xu provides aesthetic design guidance and oversees the creation and execution process of each design project to ensure that design requirements are met. Mr. Xu graduated from the Department of Painting of Sichuan Academy of Fine Arts in 1983 and taught at the school until 2001. He served as the director of the school’s printmaking professional teaching and research section. He is currently the deputy dean of the School of Urban Design of the PRC Central Academy of Fine Arts, the deputy dean of the Academy of Fine Arts of Sichuan Normal University in China. He also served as a collaborating artist of ping99.com, a Chinese social media platform focusing on art and artists.

Mr. Zhongfu Yu has served as an expert advisor of Goxus BJ since January, 2017. Mr. Yu provides advice relating to strategic and branding development, by collecting, analyzing and studying information about regulations, business environment and market dynamics. Mr. Yu holds a Ph.D. in economics and serves as a researcher for the State Council. He has worked in the Ministry of Electronics Industry, the Research Office of the State Council, the Beijing Municipal Committee, the Ningbo Municipal Government, and the Beijing Olympic Organizing Committee. Mainly engaged in decision-making and strategic research, Mr. Yu has expertise in urban-rural development strategy and comprehensive economic research.

Mr. Yulon Pang has served as an expert advisor of Goxus BJ since January, 2017. Mr. Pang is a famous scholar of Yi, which is a Chinese philosophical study of the law of the operation of all things and their mutual relations. Mr. Pang is also the founder of the Jiyuan Academy in China. He assists in the development and implementation of design strategies, and cross-disciplinary cooperation of our design team. He is also a special professor at Peking University and Zhejiang University, teaching MBA classes. Mr. Pang currently serves as a special researcher at the China Marketing Research Center and chief expert at the International Brand (China) Promotion Association.

Mr. Shan He has served as a lead designer of Goxus BJ since March, 2018, and specializes in the urban-rural design of villages, cities, as well as tourism attractions. Mr. He studied painting at an early age and has practiced environmental art design for 29 years. Mr. He graduated from the Advanced Research Class of Tsinghua School of Architecture in 1998, and is currently a national senior reviewer at the China Hotel Association, director of the Interior Design Branch of the China Architecture Society, national senior interior architect, deputy director of the China Furnishing Art Design Committee, honorary professor of the Department of Environmental Art, Beijing Union University, member of the Design and Decoration Committee of the China Hotel Association, director of the Interior Design Branch of the Architectural Society of China, and member of the editorial board of the National Architectural Association of China Architecture Association.

Miss. Jinhong Li has served as a lead designer of Goxus BJ since January, 2015. Miss. Li graduated from Environmental Art Design Department of the Schools of Hainan Normal University in July, 2009. Miss. Li has more than ten years of design experience in environmental art design.

Comprehensive Construction Project Management Consulting Services

To further facilitate and ensure the successful completion of the engineering and construction of a project based on our designs, we offer project management consulting services to construction companies with the following main objectives: (1) optimize the efficiency of the construction phase of a project; (2) ensure the integrity of the implementation of the designs; (3) optimize the use of capital; and (4) timely resolve on-site construction issues based on the designs we prepared.

Our consulting services include material management services and on-site construction process management services and. Our project department, consists of 11 employees who oversee the construction management consulting services we provide. Depending on the needs of our clients, the length of our service can range from two months to two years.

Depending on the requirements of each project, our on-site construction process management services may include the following responsibilities:

●	Design Related Work Management

We manage design related work, with special attention to providing the following four services to our clients, who are primarily construction companies. First, we prepare various production and construction design contracts and design task instructions for our clients. Second, we provide our clients with recommendations and supervision to ensure our clients’ design teams fulfill their contractual obligations during the project construction period. Third, we verify the economic and technical aspects of our client’s production and construction design plan to ensure that they conform to our conceptual designs. Lastly, based on our clients’ requirements and needs, we propose technical changes of the designs plans.

●	Scheduling Management

Our scheduling management service encompasses three main services. First, we formulate the construction schedule of the project (the “Schedule Master Control Plan”). The Schedule Master Control Plan covers the whole process from the start to the completion of the project. The process includes the detailed arrangement of all the main work required throughout the duration of the project. Second, we supervise and assist all the sub-contractors participating in the construction project. Third, we monitor the progress of the project to ensure smooth and timely implementation of the Schedule Master Control Plan. In the case where a project is falling behind schedule, we take necessary measures to ensure the project is timely completed according to schedule.

●	Contract Management

Based on our expertise as designers, we provide clients with execution proposals, including subcontracting schemes, of the project’s design plan. We also assist our clients in clarifying the scope of work of the subcontractors, coordinating among subcontractors, and attempting to minimize the possibility of any disputes.

●	Cost Management

Our cost management services consist of five sub-services. First, we formulate a budget plan for controlling the project cost for our clients. Second, we prepare the project contract and we estimate the project’s total investment based on our analysis of the investment estimate in the project feasibility study report. Third, we are responsible for organizing various engineering benchmarks during the implementation of the project, conducting review of the baselines, which compare the project’s progress with its original plan. We handle various on-site design changes and recommend technical measures for our clients to adapt to such changes. Fourth, within one year after the completion of the project, we prepare a project settlement report. Each of the subcontractors confirms this settlement report. After we receive their confirmations, we deliver this settlement report to our clients. Finally, on the clients’ behalf, we handle all communication with our clients’ auditing firms to ensure compliance with applicable tax laws.

●	Quality Management

Our quality management services consist of three sub-services. First, based on the quality requirements of the project, we prepare a preliminary quality implementation plan, which is a preliminary to-do-list for construction companies to implement with regard to quality control during the project. Second, to ensure quality during the project, we formulate quality objectives and supervise the subcontractors involved in the construction project via quality monitoring procedures. Third, we monitor the progress of each of the construction phases. During the construction phrases, we work on improving the preliminary quality implementation plan, and we monitor the quality of the project in accordance with any update to such plan.

Our material management services are offered to assist the construction companies monitoring the efficient use of construction materials, and ensuring the quality and selection of the materials meet the design requirements. Our services include: (1) selecting materials and equipment to be used for a project; (2) conducting price checks of the required construction materials, negotiate the purchase of materials and equipment as required by the construction company according to the requirements of the design; (3) selecting suppliers and purchase materials from suppliers on behalf of the construction company; (4) supervising and managing the performance of the procurement contracts; and (5) ensuring timely delivery of materials and equipment according to the construction progress.

Our Fees and Payment Structures

In general, pursuant to our form of service agreement with the construction company we are working with as a subcontractor on a specific project, our fees are structured as follows:

●	Our fees for design services can range from 2% to 7% of the total government contract amount, and are usually paid in several installments throughout the duration of the project. The first installment is usually paid when we complete all design work and such work is approved by the construction company, and the last installment is paid to us when the construction of the project is complete and receives approval from relevant government agencies.

●	Our fees for comprehensive construction management consulting services, excluding any fees from material management services, can range from 10% to 16% of the government contract amount if such services do not include material management service. In general, we receive payments throughout the construction phases after entering into the consulting service agreement with the construction enterprise, and a larger percentage (60% to 80%) of our fees is paid to us before the completion of the construction projects. The remaining fees are paid to us when the construction of the project is complete and receives approvals from relevant government agencies.

Our fees for providing material management services are mainly based on the price of the materials. We receive a large percentage (75% to 90%) of our fees within 15 days when the materials are delivered and approved by the construction companies while the remaining fees are paid to us when the construction of the project is complete and receives approvals from relevant government agencies.

Our Cooperating Construction Companies and Third-Party Service Providers

To ensure that we only cooperate and work with reputable contractors and third-party service providers, our management formed a standard process to evaluate these companies and each of them must be preapproved to be listed in our internal resources database prior to having the opportunity to work with us on a project.

In order to qualify as preapproved construction enterprises, companies must meet a number of requirements including:

●	possess the national construction and engineering credentials of a second-grade or higher general construction contracting qualification;

●	have a registered capital of RMB10 million or more;

●	have a valid business license, qualification certificate and unit safety production license,

●	had no major safety incidents and no bad performance records in the past three years;

●	have good communication and coordination skills with relevant government administrative departments; and

●	have an experienced management and technical team with (1) project and engineering managers with more than eight years of experience; (2) a financial director with accounting credentials; and (3) not less than 15 engineers and technicians.

To qualify as a third-party service provider with us, we ask each prospective service provider to complete the following steps:

●	submit an application form with required application materials including: valid license and permits, business registration certificates, tax payment certificate for the last three years, proof of past projects and services, and at least three business references;

●	we confirm the integrity of application materials, including in-person interviews and on-site inspections;

●	we then conduct internal review and evaluation of the qualifications of the applicants; and

●	based on the results of the above steps, our managements makes a formal decision as to whether the applicant is accepted and included in our internal resource database as a third-party provider.

As of September 30, 2019, there were ten preapproved construction companies, and fifty-eight preapproved third-party providers, including twenty design institutions, seven project consulting companies and thirty-one material suppliers on our internal resources database.

Representative Projects

Since establishing Goxus BJ in 2010, we have provided urban-rural design and development services to over one hundred projects throughout China, covering a variety of design subjects, including villages, towns, theme -parks, neighborhoods, shopping malls and schools.

Below is a chart that summarizes our past and current major projects since 2017:

Duration	Name	Location	Services Provided	Contract Amount Approximately (in US$1,000)	Description
06/2017-02/2018	Yi Garden	Daxing district, Beijing City	design, comprehensive construction project management consulting	$4,512	A lifestyle shopping center, which covers a total area of 150,000 square meters, with a total construction area of 60,000 square meters, including an art museum, a boutique hotel, a creative street, an arts and crafts laboratory, a vitality center and a family style garden.
09/2017-04/2018	Shennong Era	Suqian City, Jiangsu Province	design, comprehensive construction project management consulting	$13,838	An ecological theme park that covers a total of approximately 378,000 square meters, with eight indoor park venues (vegetables, grain hall, cotton and linen hall, flower pavilion, fruit tree pavilion, Huaxia farming, ecological pavilion, desert pavilion), each with a size of 12,000 square meters), public facilities and visitor centers.
09/2018-07/2020	Sange Village	Suqian City, Jiangsu Province	design, comprehensive construction project management consulting	$10,397	A native village with a distinct northern Jiangsu landscape, which covers a total reconstruction area of 1,569,000 square meters, and a core development area of 211,865 square meters, including a cultural exchange display area; a folk culture experience area, a woodland nature educational area; a leisure and holiday living area, and an aboriginal ecological area.
08/2018-12/2018	Shengshuiyu Garden Complex	Jining City, Shangdong Province	design	$3,829	A native village with a total area of 207 hectares and 24 hectares of reconstruction area, with (1) farm recreation and health care ecological area including a village theme children’s park, a rice flour grain and oil farm, a vegetable melon and fruit farm, a flower farm, a home stay, and a health care center; (2) commercial zone; (3) ecological areas for education purposes including a plant school, an art school, and a farming school; and (4) a concentrated settlement area for aborigines.
09/2018-12/2018	Timian Town Garden Complex	Guangzhou City, Guangdong Province	design	$1,264	A modern garden complex located in Timian Town with a total area of 74 hectares.
05/2018-03/2020	Liulipeng Village	Suqian City, Jiangsu Province	design, comprehensive construction project management consulting	$10,353	A neighborhood renovation and upgrading project with a total construction area of 83,722 square meters, including a new construction area of about 63,823 square meters and a renovation area of about 19,900 square meters. The main functional structures include a tap water pipe network, public roads and parking spaces, landscaping, and historical buildings, etc.

Duration	Name	Location	Services Provided	Contract Amount Approximately (in US$1,000)	Description
10/2018-12/2018	Mingyuan Community Care Center	Suqian City, Jiangsu Province	design, comprehensive construction project management consulting	$970	A community care center with a total construction area of about 2,116 square meters, including indoor and outdoor construction and decoration.
10/2018-12/2018	Creative Packaging Park	Suqian City, Jiangsu Province	design, comprehensive construction project management consulting	$3,477	A commercial complex, with a total design area of 12,060 square meters, including: a public hall, a reception area, an office area, an exhibition area, a leisure area, and a public activity area.
12/2017-12/2020	Yanghe South Street	Suqian City, Jiangsu Province	design, comprehensive construction project management consulting	$13,614	A commercial street in Yanghe New District, with 49,000 square meters of frontage building facades, 53,000 square meters of ground parking, 59,000 square meters of themed park, 6,700 square meters of green lawn and 24,000 square meters of underground parking.
01/2019-05/2019	Beijing 1956 Cultural and Creative Industry Park	Beijing City	design	$371	A cultural and creative industrial park covering a total design area of about 2 hectares, with a building design area, three landscape design area, an interior design area, a culture theme area, and an interior design area
12/2018-06/2019	Hexi Village Garden Complex	Suqian City, Jiangsu Province	design	$3,414	A comprehensive rural industry village with an agricultural land area of 368 hectares, a water area of 167 hectares, a reconstruction land area for village center and public facilities of 200 hectares.
08/2019-08/2019	Putian Cultural Innovation Town	Fujian Province	design	$1,143	A town in Putian City with a total design area of 115.5 hectares, including an international industry implantation center, a culture and innovation center, an exhibition center, a brand incubation center, a think tank center, and a service center.
06/2019-08/2020	Wangyuan Village	Suqian City, Jiangsu Province	design, comprehensive construction project management consulting	$3,093	A local village covering an area of 27 hectares (farmland, general agricultural land, water area), with a design area of about 115,000 square meters, including construction areas of about 92,500 square meters, outdoor landscaping of 24,000 square meters, public roads of 28,000 square meters, outdoor underground pipelines of 66,000 square meters, and water area of about 1,500 square meters.

Shennong Era

Below are detailed descriptions of our three recent representative projects, Shennong Era, Yi Garden and Sange Village:

Shennong Era is an agricultural theme park designed by Goxus. The park started operating on May 1, 2018, and has since become a major agricultural tourism attraction in Suqian City of Jiangsu Province. According to publicly available data from the local tourism bureau, from May 1, 2018 to September 30, 2019, the park received 1.2 million visitors and generated approximately US$20 million in revenues.

We worked on the Shennong Era project from September 2017 to April 2018, providing design and construction project management consulting services to Jiangsu Huate Decoration installation Co., Ltd., who was the government contractor. The People’s Government of Yanghe Town invested RMB300 million on this project, which covers a total of approximately 378,000 square meters, with eight indoor park venues (vegetables, grain hall, cotton and linen hall, flower pavilion, fruit tree pavilion, Huaxia farming, ecological pavilion, desert pavilion), each of the size of 12,000 square meters), and public facilities and visitor centers.

The design services we provided for the Shennong Era project included brand positioning, functional design, aesthetic design, and operational plan.

●	We suggested to position Shennong Era as “the most entertaining agricultural encyclopedia theme park in China.” The targeted customers for the park are families with children aged 6-15, and our vision for our design was to offer a fulfilling experience for the visitors that is not only educational, but also entertaining and fun. To make visiting the park even more interesting, our design team created an animation system, which was broadcasted and disseminated on the park’s official internet to attract prospective visitors, as well as further enhancing the brand positioning.

●	With regard to the functional design of the project, we suggested to (1) provide agricultural science related displays and leisure entertainment at each of the eight indoor agriculture venues, (2) cartoon characters and animation displays at the park and on promotional materials, (3) shopping, dining and accommodation, and (4) specialty products development. Each of the functional design leads to generating incomes for the park. For example, displays at each of the eight indoor park venues can be purchased by visitors. There is also a shopping street, where a number of local specialty products and produce are available for purchase. The proceeds generated from the sale will be used to help stimulating local economy and provide extra incomes to local farmers and small business owners.

●	With regard to the aesthetic design of Shennong Era, we provided designs for lighting, landscaping, signage systems, navigation systems, specialty stores, and promotional materials of the park.

●	With regard to the operational plan, we suggested that the park operate as a joint venture between the government and the investors.

Yi Garden

Yi Garden is a lifestyle shopping center in Yizhuang, at the intersection of Daxing, Chaoyang and Tongzhou district in Beijing. A lifestyle shopping center is a shopping center or mixed-used commercial development that combines the traditional retail functions of a shopping mall with leisure amenities oriented towards upscale consumers.

We worked on the Yi Garden project from June 2017 to February 2018, providing design, and comprehensive construction project management consulting services to Beijing Huixinhaicheng Construction Design Consulting Co. Ltd, who was the government contractor for the project. Beijing Daxing District Government invested RMB54 million on this project, which covers a total area of 150,000 square meters, with a total construction area of 60,000 square meters, including an art museum, a boutique hotel, a creative street, an arts and crafts laboratory, a vitality center and a family style garden. At present, the occupancy rate of Yi Garden has reached 98%, providing retail and leisure services for office workers and residents in the surrounding areas.

The design services we provided for the Yi Garden project included brand positioning, functional design, aesthetic design, and operational plan.

●	We proposed to position Yi Garden as “a creative business complex in Beijing.” Our vision of the design was to create a high-end ecosystem offering an alternative leisure shopping experience to the new generation of Beijing’s consumers.

●	With regard to the functional design of Yi Garden, we suggested to provide recreational activities, family entertainment, cultural creativity, and leisure shopping. The creative street is a fusion of cultural and creative industries, with venues such as art galleries and classical music centers, as well as specialty tea gardens and coffee bars. Visitors can take part in an art tour while walking on the creative street. The arts and crafts laboratory invites visitors to experience traditional crafts such as Zhong Shuge, Liuli workshop, leather creation workshop, etc. The family style garden is a place for parent-child communications and activities, offering a variety of children’s activity center integrating physical activities with scientific shows and exhibitions. The vitality center offers various consulting services targeting small business and young professionals.

●	With regard to the aesthetic design of Yi Garden, we suggested a number of system-wide aesthetics for landscaping, signage systems, architecture, lighting, and navigation systems. Yi Garden enjoys a unified design theme through architectural design, exterior and interior decoration, which offers consumers a distinct aesthetic visual effect.

●	With regard to the future operational plan, we proposed to establish a management team, a membership system, and an online platform to promote and market the various businesses in Yi Garden.

Sange Village

Located in Suqian City, Jiangsu Province, Sange Village is a native village with a distinct northern Jiangsu landscape. The local economy is underdeveloped and the income of the local farmers is relatively low. The Sange Village project is currently in the construction phase, which is expected to be completed in April 2020. We have been working on this project since August 2018, providing design and comprehensive construction project management services to Jiangsu Paizhen Construction Group Co., Ltd., who is the government contractor of the project. The People’s Government of Yanghe Town invested RMB90 million on this project, which covers a total reconstruction area of 1569,000 square meters, and a core development area of 211,865 square meters, including: a cultural exchange display area; a folk culture experience area, a woodland nature educational area; a leisure and holiday living area, and an aboriginal ecological area.

The design services we provided for Sange Village included brand positioning, functional design, aesthetic design, and operational plan.

●	We proposed to position Sange Village as “a nature’s school in Jiangsu’s countryside.” Our vision for the Sange Village design project is to create a modern village community while preserving the organic rural lifestyle of Yanghe people, as well as the area’s traditional local culture.

●	The Sange Village project consists of five main sections for which we proposed an individual functional design.

(1)	For the cultural exchange exhibition area, we suggested to create five functional structures including an exhibition center, an operation center, a design center, a township center and a cultural exchange center. This area represents a display window of the Yanghe ecological natural human history, and our functional design offers the public an in-depth understanding of the local history, culture and customs.

(2)	For the folk culture experience area, we suggested to create an apricot garden, a folk workshop, a dining area, and an artist workstation. This area represents a display window of local products and traditional crafts, and our functional design offers an interactive experience for the public to appreciate the local culture and history.

(3)	For the woodland nature education area, we suggested to create four functional structures, including a forest, an art camp, a learning center and a sports field. Our design allows the public to receive science education while enjoying the outdoor natural environment.

(4)	With regard to the leisure and holiday living area, we suggested to create four functional structures, including a children’s education center, a health center, a bed & breakfast, and a dining area. Our design allows the public to participate in various agricultural activities to experience the local traditional farming and the joy of labor.

(5)	For the aboriginal ecological area, we proposed functional design to preserve the unique native village culture while promoting the traditional local farming philosophy of “advocating nature, pursuing simplicity and harmony between man and nature”.

●	With regard to Sange Village’s aesthetic design, we proposed system-wide aesthetics designs for architecture, signage systems, guidance systems, specialty stores, and promotional materials.

●	With regard to future operational plan, we proposed to establish an operation and management organization to carry out the day-to-day management of Sange Village. We also proposed to create an online platform to promote the local businesses and sell local specialty products.

Marketing

In the PRC, twice a year, most regional governments hold investment conferences with investors, design institutions and construction enterprises to discuss urban-rural development needs and future directions of the industry. We participate in these conferences regularly to collect information on the trends and needs of regional governments, to promote our core services, as well as gather potential urban-rural design project leads.

We believe the best promotion and marketing is through creating successful designs that are attractive, functional and sustainable. We plan to promote and grow the influence and awareness of our design services capability on various media and platforms, including TV advertisement, Internet platforms (Baidu and 360), as well as in summits and exhibitions in the design industry.

Our Customers

Prior to 2018, our customers included both PRC local governments and construction enterprises. However, beginning in 2018, we made the strategic decision to employ an asset-light business model, and since then have primarily served as subcontractors for construction enterprises.

Due to the relative small size of our company, we had 15 and 23 total projects for the fiscal years ended March 31, 2018, and 2019, respectively. We had three and four clients that accounted for more than 10% of our annual revenues for the years ended on March 31, 2018 and 2019, respectively.

For the fiscal year ended March 31, 2019, our top five clients were as follows:

	Client Name	Revenue	Percentage of Total Revenues
1	Beiwang Construction Group Co., Ltd.	$14,057,043	29.80%
2	Jiangsu Shenghan Construction Group Co., Ltd.	$10,413,374	22.07%
3	Jiangsu Xingbang Construction Group Co., Ltd.	$5,769,038	12.23%
4	Guanghe Jiye Cultural Development Group Co., Ltd	$5,011,121	10.62%
5	Jiangsu Paizhen Construction Group Co., Ltd.	$4,229,785	8.97%
	Total	$39,480,361	83.69%

For the fiscal year ended March 31, 2018, our top five clients were as follows:

	Client Name	Revenues	Percentage of Total Revenues
1	Beijing Zhongnongfutong Co., Ltd.	$12,390,122	44.47%
2	Jiangsu Shenghan Construction Group Co., Ltd..	$6,124,785	21.98%
3	Longxin Construction Group Co., Ltd.	$2,952,248	10.60%
4	Beijing Bozone Display art Co. Ltd	$1,506,703	5.41%
5	Beijing TGT Low-Carbon Construction Engineering and Design Co.,Ltd.	$1,477,904	5.30%
	Total	$24,451,762	87.76%

Competition

According to the Frost & Sullivan Report, by the end of 2018, there were over 20,000 enterprises participating in the urban-rural design and development market in the PRC. The urban-rural design and development market in the PRC is considered both fragmented and highly competitive. For the fiscal year ended March 31, 2018, the Company realized a total revenue of approximately US$26.5 million and an estimated share of approximately 0.21% of the urban-rural design and development market in the PRC.

We face competitions from a large number of regional, national and international companies. These competitors may have greater financial and other resources than we do. Others are smaller and more specialized, and concentrate their resources in particular areas of expertise. The extent of our competition varies according to the particular geographic areas. The degree and type of competition we face is also influenced by the type and scope of a particular project. Our major competitors include: AECOM Limited, a company providing a full range of services in the PRC including new town planning and design, urban and industrial regeneration, infrastructures development, commercial and residential real estate development, project management and consulting; Tus-Design Group Co., Ltd, a company providing consulting and design services to its clients with a focus on urban planning, architecture design, structure design, landscaping; and CCDI Group, a global architecture and engineering consulting company specializing in integrated services for urban construction and development.

Employees

We had a total of 100 and 103 employees on March 31, 2018, and 2019, respectively. As of September 30, 2019, we had 119 employees. The following table sets forth the number of our employees by function as of the date of this prospectus:

Department	Number of Employees
Project Management	13
Sales and Marketing	6
Human Resource and Administrative	18
Finance and Accounting	7
Design	75
Total	119

We enter into employment contracts with our full-time employees. For our full-time employees in China, we also enter into stand-alone confidentiality agreements with them. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. We have not made adequate employee benefit payments to the social security insurance and the housing provident fund. We may be required to make up the contributions for these plans. In addition, we may be required to pay late fees and may be imposed fines if we fail to make up the difference within the time frame prescribed by relevant government authorities.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Insurance

We provide social security insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for our employees. We do not maintain property insurance to protect our equipment and other properties essential to our business operation against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage sufficient and in line with market practice for our business operations in China.

Seasonality

We experience seasonality in our business. Our construction project management business generally benefits from milder weather conditions which allows for more productivity from our on-site construction management consulting services. The harsher weather conditions impact our ability to complete work and the holiday season schedule affects our productivity during this period. For these reasons, coupled with the number and significance of client contracts commenced and completed during a particular period, it is not unusual for us to experience seasonal changes or fluctuations in our quarterly operating results.

Data Policy

We have adopted a strict internal data policy relating to confidential information of our customers and business partners, as well as our own confidential information. This policy establishes day-to-day data protection and use requirements, data and information classification, backup requirements, approval procedures and user control. This policy also specifies the manner in which data must be stored. We require each of our employees to agree in writing to abide by the data policy and protect the confidentiality of our data.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our services from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright, patent and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of the date of this prospectus, we own one invention and six utility patents, as well as five software and 15 work copyright registrations. We also own one domain name, www.goxus.com.cn.

We believe that our domain names, patents, copyrights, goodwill, know-how and other intellectual property rights are critical to our success. We enter into confidentiality agreements with all of our employees to protect our intellectual property.

Facilities

The company’s headquarters are located at Guanghe Building, No. 5 Building, 10th and 11th floor, Lv Di Qi Hang International Part 3, Fangshan District, Beijing, PRC, with approximate 2,355.26 square meters of office space, which the company purchased on August 29, 2018 for a total price of RMB43,750,000 (approximately US$5,926,000), including tax. In addition, the Company also leases first floor in the same building for approximately $48,000 per annum. The original lease period was from October 1, 2018 to September 30, 2019, which was subsequently extended to September 30, 2020. The Company uses another office at Building 1, packaging focus area, Cinyang Avenue, Yanghe Town, Suqian City, PRC, with approximately 100 square meters of office space for free for five years from October 2016 to October 2020, provided by the government of Yanghe New District, Suqian City, Jiangsu province. For the years ended March 31, 2019 and 2018, the total rental expenses were $169,415 and $308,873, respectively.

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

REGULATIONS

As a company with our principal office in China, we are subject to a variety of laws and regulations in China. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. This section sets forth the summary of material laws and regulations relevant to our business operations, including a summary of most significant rules and regulations that affect our business activities in China.

Regulations Relating to Urban-Rural Design Services and Comprehensive Construction Project Management Consulting Services in China

As of the date of this prospectus, there are no specific laws or regulations governing the Company’s services. The PRC Construction Law, promulgated in November 1997 and last amended in April 2019, and the Regulations on the Administration of Survey and Design of Construction Projects, promulgated in September 2000 and last amended in October 2017, govern the construction activities, such as providing construction or engineering design services, in the PRC. Because the Company only provides high-level strategic and conceptual design services, its design services do not fall under the jurisdictions of the “Construction Law” or the “Regulations on the Administration of Survey and Design of Construction Projects.”

On March 15, 2019, the PRC National Development and Reform Commission and the Ministry of Housing and Urban-Rural Development published the “Guidance on Promoting the Development of Comprehensive Engineering Consulting Services” (the “Guidance”), which promotes the development of consulting companies providing comprehensive services throughout the construction process, and are applicable to the Company’s comprehensive construction management consulting services. According to the Guidance, construction companies are encouraged to entrust consulting companies providing comprehensive services assisting bidding, survey, design, supervision, and cost and project management of construction projects, in order to meet the service requirements of construction companies and enhance the synergy of the engineering and construction process. According to the Guidance, the comprehensive consulting service providers shall complete works within the scope permitted by their qualifications or certificates, and on the premise of ensuring the integrity of the construction project, may entrust other consulting companies providing services on works outside the scope permitted by their qualifications or certificates. Furthermore, the Guidance indicates the authority’s intention to (1) gradually reduce the qualification and licensing requirements for consulting providers in engineering and construction fields, and (2) streamline or remove mandatory intermediary services, for the purpose of breaking industry entry barriers and departmental monopolies, liberalizing market access, and speeding up the market development for consulting services.

The Guidance does not set any specific qualification or license requirement for consulting providers in engineering and construction fields; however, with further development of the industry, new rules or regulations may be issued, and there is no guarantee that the Company’s business will continue to meet the requirements of relevant laws and regulations.

Regulations relating to Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC (the “Company Law”). According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both PRC domestic companies and foreign-invested companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law. According to these regulations, foreign-invested enterprises in the PRC may only pay dividends out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside general reserves of at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment provide otherwise. In addition, PRC companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves and employee welfare and bonus funds are not distributable as cash dividends. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In September 2016, the National People’s Congress Standing Committee published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which became effective on October 1, 2016, changes the “filing or approval” procedure for foreign investments in China such that foreign investments in business sectors not subject to special administrative measures will only be required to complete a filing instead of the existing requirements to apply for approval. The special entry management measures shall be promulgated or approved to be promulgated by the State Council. Pursuant to a notice issued by NDRC and MOFCOM on October 8, 2016, the special entry management measures shall be implemented with reference to the relevant regulations as stipulated in the Catalogue of Industries for Guiding Foreign Investment in relation to the restricted foreign investment industries, prohibited foreign investment industries and encouraged foreign investment industries. Pursuant to the Provisional Administrative Measures on Establishment and Modifications Filing for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities.

Pursuant to the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) and Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019) (the “Foreign Investment Negative List”), which replaced the 2017 revision of the Catalogue of Industries for Guiding Foreign Investment classify foreign investment projects are classified into the following categories: encouraged nationwide, encouraged in mid-west areas, permitted, restricted, restricted for a transitional period and prohibited. The purpose of these regulations is to direct foreign investment into certain priority industry sectors and restrict or prohibit investment in other sectors. If the industry sector in which the investment is to occur falls into the encouraged category, foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise or other foreign-invested enterprise. Foreign Investment Negative List listed special requirements for foreign investment, including shareholding percentage limits, qualification for senior management for certain fields. Foreign investors are not allowed to invest into foreign investment prohibited fields listed in the Foreign Investment Negative List; and to invest into other fields listed in the Foreign Investment Negative List, access approval is required. Foreign investment into fields not listed in the Foreign Investment Negative List is subject to the same regulations of domestic entities. Urban-rural design and development services have not been listed in the Foreign Investment Negative List.

On March 15, 2019, the NPC approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Foreign Investment Negative List. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Besides, the PRC government will establish a foreign investment information reporting mechanism, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Regulation Relating to Intellectual Property Rights

Copyright

The Copyright Law as amended in February 2010 and effective in April 2010, and the Regulations for the Implementation of Copyright Law as amended in January 2013 and effective in March 2013, provide protection to copyright of the works of Chinese citizens, legal persons, or other organizations, whether published or not. The copyright includes multiple types of personal rights and property rights: right of publication, authorship, alteration, integrity, reproduction, distribution, rental, exhibition, performance, projection, broadcasting, dissemination via information network, cinematography, adaptation, translation, compilation, and so on. The protection of an author’s rights of authorship, alteration, and integrity shall not be subject to a limit, while the term of protection with respect to a citizen’s work for the right of publication, reproduction, and others is the lifetime of the author plus 50 years. The term of protection for the right of publication and other rights to the work of a legal person or other organization, or a work for hire in which the copyrights (excluding the right of authorship) shall vest in a legal person or other organization, shall be 50 years, and shall end on December 31 of the 50th year after the work’s first publication. Use of another’s work shall be subject to conclusion of a licensing contract while under certain circumstances a work may be used without authorization and without payment of remuneration, such as for personal study, research, or enjoyment.

As of the date of this prospectus, we own five software and 15 work copyright in the PRC.

Patent Law

According to the Patent Law as amended in December 2008 and effective in October 2009, and Rules for the Implementation of the Patent Law as amended in January 2010 and effective in February 2010, inventions, utility models, and designs are encouraged and the lawful rights and interests of patentees are protected. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, from the date of application. The Chinese patent system adopts a first-to-file principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness, and practicability. Any organization or individual that intends to exploit the patent of another person shall conclude a license contract with the patentee and pay the royalties. The use of a patent without the consent of or a proper license from the patent owner constitutes an infringement of the owner’s patent rights.

As of the date of this prospectus, we own one invention and six utility patents.

Trademark Law

Trademarks are protected by the Trademark Law as amended in April 2019, which will become effective in November 2019, and the Implementation Regulations of the Trademark Law as amended in April 2014 and effective in May 2019. Pursuant to the Trademark Law, registered trademarks refer to trademarks registered with the Trademark Office of the State Council’s administrative department for industry and commerce, including trademarks for goods and services, collective trademarks, and certification trademarks. The Trademark Law has adopted a first-to-file principle with respect to trademark registration. A trademark for which a registration application is made shall have distinctive features and be easily distinguishable, and shall not conflict with the pre-existing lawful rights of others. A registration application may be rejected if the trademark concerned is identical or similar to another trademark which has already been registered or been given a preliminary examination and approval for use on similar or same kind of goods or services. No applicant may prejudice the existing rights of others, nor may any person register a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. A registered trademark is valid for a period of 10 years commencing from the date of registration approval and can be renewed within 12 months prior to the expiry date. Each renewal of registration will be valid for 10 years. The Trademark Law further provides that a trademark registrant may license its registered trademark to another party by entering into a trademark licensing agreement. Trademark licensing agreements must be filed with the Trademark Office for record-filing and announcement. The licensor shall supervise the quality of the goods on which the trademark is used, and the licensee shall guarantee the quality of such goods.

As of the date of this prospectus, we have completed registration of ten trademarks in China.

Domain Names

The Measures for the Administration of Internet Domain Names as promulgated by MIIT in August 2017 and effective in November 2011 regulates Internet domain name services and related operation, maintenance, supervision and management, and other related activities that are carried out within the territory of the PRC. According to the Administrative Measures on Internet Domain Names, domain name owners are required to register their domain names with the domain name registries, which are supervised and administered by MIIT. The domain name registration follows a first-to-file principle. Applicants for the registration of domain names are required to provide true, accurate, and complete information in their application, including the identity of the domain name holder. The applicant becomes the holder of the applied domain name upon the completion of the registration procedure.

As of the date of this prospectus, we own the domain name www.goxus.com.cn.

Regulation Relating to Foreign Exchange

Under the Regulations on Foreign Exchange Administration as amended and effective in August 2008 and various regulations issued by the State Administration of Foreign Exchange (the “SAFE”) and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest, and dividend. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Subject to the conditions and requirements set by the SAFE, PRC companies may repatriate or deposit overseas the foreign currency payments received abroad. Foreign invested enterprises may retain foreign exchange proceeds from the current account items in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office or sell the foreign exchange proceeds to a financial institution engaging in settlement and sale of foreign exchange pursuant to the relevant rules and regulations of the PRC. For foreign exchange proceeds under the capital accounts, approval from the SAFE is required for its retention or sale to a financial institution engaging in settlement and sale of foreign exchange, except otherwise provided under the relevant rules and regulations of the PRC.

In May 2013, SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (the “SAFE Notice No. 59”), promulgated by the SAFE on November 19, 2012, and amended on May 4, 2015, and October 10, 2018, approval is not required for opening foreign exchange accounts for direct investment or for conducting domestic transfer of the foreign exchange for direct investment, which instead will be handled by banks directly. The SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for foreign invested enterprises, the foreign capital and foreign exchange registration formalities required for foreign investors to acquire equities of a Chinese company. The SAFE Notice No. 59 further improved the exchange settlement administration of the foreign exchange capital of foreign invested enterprises.

The Notice of the SAFE on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment (the “SAFE Notice No.13”), promulgated by the SAFE on February 13, 2015, and effective from June 1, 2015, further stipulates that the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice No. 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks. In addition, the procedures for handling certain foreign exchange services under direct investment are simplified.

The Notice of the SAFE on Reforming the Administrative Approach Regarding the Settlement of Foreign Exchange Capitals of Foreign Invested Enterprises (the “SAFE Notice No. 19”), was promulgated on March 30, 2015, and became effective on June 1, 2015. According to the SAFE Notice No. 19, a foreign invested enterprise may, in response to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign invested enterprise shall truthfully use its capital for its own operational purposes and within its scope of business; where an ordinary foreign invested enterprise (except for foreign invested enterprises whose main business is investment, including foreign invested investment company, foreign invested venture capital enterprise, and foreign invested equity investment enterprise) makes domestic equity investments with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic reinvestment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank).

The above principles as set out in the SAFE Notice No.19 were further reiterated in Notice of the SAFE on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account issued on June 9, 2016, according to which all enterprises registered in PRC may convert their foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) to Renminbi on a self-discretionary basis.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles (the “SAFE Circular No.37”), promulgated by the SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests to an overseas special purpose vehicle (“Overseas SPV”), that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major changes in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to the SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

On January 26, 2017, the SAFE issued the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review (the “SAFE Notice 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including the requirements that: (i) under the principle of genuine transaction, banks shall review board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements; and (ii) domestic entities shall hold income to account for losses incurred in previous years before remitting the profits. Moreover, pursuant to the SAFE Notice 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Regulation Relating to Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises include the Company Law as amended and effective in October 2018, the Wholly Foreign Owned Enterprises Law as amended in September 2016 and effective in October 2016, and the Detailed Rules for the Implementation of the Wholly Foreign Owned Enterprises Law as amended in February 2014 and effective in March 2014. Under these laws and regulations, wholly foreign owned enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with the PRC accounting standards and regulations. Additionally, a wholly foreign owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after tax profits each year, if any, to fund statutory reserve funds of the enterprise until the cumulative amount of such funds reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Under the relevant PRC law, no net assets other than the accumulated after-tax profits can be distributed in the form of dividends.

Regulation Relating to Labor

Labor Law and Labor Contract Law

Pursuant to the Labor Law as amended and effective in December 2018 and the Labor Contract Law as amended in December 2012 and effective in July 2013, an employment relationship is established from the date when an employee commences working for an employer, and a written employment contract shall be entered into on the same day. Employers shall pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training regarding workplace safety. Employers are forbidden to force their employees to work beyond the time limit and shall pay their employees for overtime work. Violations of the Labor Contract Law and the Labor Law may result in fines or other administrative sanctions or, in the case of serious violations, criminal liability.

Social Insurance and Housing Fund Regulations

Pursuant to the Social Insurance Law as amended and effective in December 2018, the Interim Regulation on the Collection and Payment of Social Insurance Premiums as promulgated and effective in January 1999 and amended in March 2019, the Interim Measures Concerning the Maternity Insurance of Enterprise Employees as promulgated in December 1994 and effective in January 1995, the Regulation on Unemployment Insurance as promulgated and effective in January 1999, and the Regulation on Work-Related Injury Insurance as amended in December 2010 and effective in January 2011, an employer shall pay the pension insurance fund, basic medical insurance fund, unemployment insurance fund, occupational injury insurance fund, and maternity insurance fund for its employees, and failure to make such social insurance contributions may subject the employer to being ordered to pay the required contributions within a stipulated deadline and accrued late fee, and even to a fine ranging from one to three times the amount overdue.

Pursuant to the Regulation Concerning the Administration of Housing Fund as amended and effective in March 2019, an employer shall pay housing fund for its employees, and failure to make such housing fund contributions may subject the employer to being ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulation Relating to Tax

Income Tax

According to the Enterprise Income Tax Law as amended and effective in December 2018 and the Implementation Regulation of Enterprise Income Tax Law (the “Income Tax Regulation”) as amended and effective in April 2019, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose “de facto management body” is located in the PRC, while non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose de facto management body is located outside the PRC, but have either established institutions or premises in the PRC or have income generated from inside the PRC. Under the Enterprise Income Tax Law and Income Tax Regulation, enterprises are subject to a uniform corporate income tax rate of 25%. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, promulgated by the State Administration of Tax (the “SAT”) on April 22, 2009 and last amended on December 29, 2017, sets out the standards and procedures for determining whether an overseas China-funded enterprise shall be identified as a resident enterprise of the actual organizational management within the territory of the PRC, and shall be subject to relevant taxation management and collection of enterprise income tax on its income derived from within and out of the territory of the PRC.

As noted, the Enterprise Income Tax Law provides that an income tax rate of 10% will be applicable to dividends or other gains received by investors who are “non-resident enterprises” and who meet the aforementioned requirements for the lower enterprise income tax rate. Such income tax on dividends may be reduced further by the tax treaties between China and the jurisdictions in which our non-PRC shareholders reside. Specifically, pursuant to an Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion (the “Double Tax Avoidance Arrangement”), and other applicable PRC laws, if a Hong Kong enterprise (being the beneficial owner of dividends from a PRC enterprise) is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong enterprise receives from the PRC enterprise may be reduced to 5% subject to approval from the relevant tax authority. However, based on the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a corporate structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Moreover, based on the Announcement on Certain Issues Concerning the Recognition of Beneficial Owners in Tax Treaties, which was issued on February 3, 2018, by the SAT, comprehensive analysis shall be conducted based on the factors listed and in light of the actual circumstances of the specific cases to determine whether a resident of the other contracting party to a tax treaty who is applying for enjoying preferential treatment under the tax treaty has the status as a beneficial owner.

Value-added Tax

Pursuant to the Provisional Regulations of the PRC on Value-Added Tax as amended and effective in November 2017 and the Implementation Rules for the Provisional Regulations of the People’s Republic of China on Value-Added Tax as amended in October 2011 and effective in November 2011, value-added tax is imposed on goods sold in the PRC and on processing, repair, and replacement services, sale of services, intangible assets, immovable, and importation of goods in the PRC. A company, if it is not qualified as a small-scale value-added tax payer, is subject to value-added tax at the rate of 17% on the sale and importation of goods as well as on processing, repair, and replacement services. A company importing goods will pay value-added tax on the total value of the goods.

In April 2018, Ministry of Finance and the SAT jointly promulgated the Notice of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, according to which, for value-added tax taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively. In March 2019, Ministry of Finance, the SAT, and General Administration of Customs jointly promulgated the Notice of the Ministry of Finance, State Administration of Taxation and General Administration of Customs on Deepening Value-Added Tax Reform Related Policies which became effective in April 2019, according to which, for value-added tax taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively.

Regulations Relating to M&A

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, State-owned Assets Supervision and Administration Commission of the State Council, the SAT, State Administration of Industry and Commerce, China Securities Regulatory Commission (the “CSRC”), and the SAFE jointly promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to listing and trading securities of such an Overseas SPV on an overseas stock exchange.

Our PRC legal counsel has advised us that based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our Ordinary shares on the Nasdaq Capital Market. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations, or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations Related to Privacy Protection

In December 2011, the MIIT issued The Several Provisions on Regulating the Market Order of Internet Information Services, which provides that an internet information service provider may not collect any user’s personal information or provide any such information to third parties without such user’s consent. Pursuant to The Several Provisions on Regulating the Market Order of Internet Information Services, internet information service providers are required to, among others, (i) expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services; and (ii) properly maintain the users’ personal information, and in case of any leak or possible leak of a user’s personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information, issued by the SCNPC in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of any user personal information must be subject to the consent of the user, and abide to the applicable law, rationality and necessity of the business and fall within the specified purposes, methods and scopes in the applicable law.

Pursuant to the Ninth Amendment to the Criminal Law, issued by the SCNPC in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and became effective on June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In addition, the PRC General Provisions of the Civil Law, promulgated on March 15, 2017, which became effective on October 1, 2017, require personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information.

On June 22, 2007, the MPS, the State Secrecy Administration and other relevant authorities jointly issued the Administrative Measures for the Hierarchical Protection of Information Security, which divides information systems into five categories and requires the operators of information systems ranking above Grade II to file an application with the local Bureau of Public Security within 30 days of the date of its security protection grade determination or since its operation. The Company has not completed its registration with the local Bureau of Public Security as of the date of this filing.

Furthermore, the Interim Measures require online lending information intermediaries to reinforce the management of lenders’ and borrowers’ information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information. Also, online lending information intermediaries are required to keep information of lenders and borrowers collected during the course of their business confidential, and are prohibited to use such information for any other purpose without approval of lenders or borrowers, other than for the services online lending information intermediaries provide.

On April 11, 2017, the Cyberspace Administration of China announced the Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad (consultation draft) (the “Consultation Draft of Security Assessment Measures”) The Consultation Draft of Security Assessment Measures requires network operators to conduct security assessments and obtain consents from owners of personal information prior to transmitting personal information and other important data abroad. Moreover, under the Consultation Draft of Security Assessment Measures, the network operators are required to apply to the relevant regulatory authorities for security assessments under several circumstances, including but not limited to: (i) if data to be transmitted abroad contains personal information of more than 500,000 users in aggregate; (ii) if the quantity of the data to be transmitted abroad is more than 1,000 gigabytes; (iii) if data to be transmitted abroad contains information regarding nuclear facilities, chemical biology, national defense or military projects, population and health, or relates to large-scale engineering activities, marine environment issues or sensitive geographic information; (iv) if data to be transmitted abroad contains network security information regarding system vulnerabilities or security protection of critical information infrastructure; (v) if key information infrastructure network operators transmit personal information and important data abroad; or (vi) if any other data to be transmitted abroad contains information that might affect national security or public interest and are required to be assessed as determined by the relevant regulatory authorities.

While we have taken measures to protect the confidentiality of information that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information of borrowers and investors to be stolen and used for criminal purposes. Any security breaches or unauthorized access to confidential information could also expose us to liability for loss of information and negative publicity.

Regulations on Anti-money Laundering

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions. Furthermore, the Guidelines, the Interim Measures and the Depository Guidelines require online lending information intermediaries to comply with certain anti-money laundering requirements, including establishment of a customer identification program, monitoring and reporting of suspicious transactions, preservation of customer information and transaction records, and provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

MANAGEMENT

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Xingpeng Zhao	32	Chief Executive Officer and Chairman of the board
Lili Yan	39	Chief Financial Officer
Hongtao Zhai*	42	Director Nominee
Longlong Cheung*	75	Independent Director Nominee
Min Wang*	63	Independent Director Nominee
Stephen Markscheid*	65	Independent Director Nominee

*	This individual has indicated his or her consent to occupy such position upon the closing of this offering.

Mr. Xingpeng Zhao is a founder of Goxus and has served as the CEO of Goxus since November 15, 2018. Mr. Zhao also served as the Company’s Chief Financial Officer from its inception until September 2019. Mr. Zhao graduated from the PRC Central Academy of Fine Arts in 2009, majoring in Art Design. Mr. Zhao has over ten years of experience in the culture and design industry. He is also the author of “GOXUS Design,” a book published in December 2017. Since January 2013, he has served as the chairman of Goxus BJ. From September 2011 to October 2012, Mr. Zhao was a visiting scholar at the University of the Arts in London. From July 2009 to August 2011, Mr. Zhao served as the design manager at Beijing Zhaowei Tiancheng Cultural Development Co., Ltd. From October 2008 to June 2009, Mr. Zhao worked as an intern designer at Microsoft (China) Co., Ltd.

Ms. Lili Yan has served as the Chief Financial Officer of Goxus since October 2019. Prior to that, Ms. Yan served as a senior adviser for AAIC (Shanghai) Co., Ltd., a consulting company overseeing M&A transactions in China, from June 2011 to September 2019. From August 2008 to June 2011, she served as a managing director at Wicresoft Japan Co., Ltd. in Tokyo, Japan, responsible for the company’s financial management. From October 2006 to August 2008, Ms. Yan was an accounting manager at Recruit Investment (Shanghai) Co., Ltd in Shanghai. Ms. Yin obtained a Master’s degree in Business Administration from Shanghai Jiao Tong University in May 2015.

Mr. Hongtao Zhai is a director nominee and has served as a director of Goxus BJ since May 2015. Mr. Di graduated from Hebei University with a bachelor’s degree in Business Administration in June 2000, and has over seventeen years of experience working as an executive. Since December 2015, he has served as the chairman of Beijing Taidoutong Investment Co., Ltd. From December 2009 to December 2015, he served as the chairman of Beijing Taidoutong Investment Co., Ltd. From December 2002 to December 2009, he served as the general manager of Beijing Taidoutong Real Estate Development Co., Ltd.

Mr. Longlong Cheung is an independent director nominee. Mr. Cheung is a painter, an art designer and critic, a poet, a writer, and an educator in China. In February 2019, the People’s Fine Arts Publishing House published an album of Mr. Cheung’s painting collections. In June 2018, Oriental Publishing House of the People’s Oriental Publishing & Media Co., Ltd. published “Talk with Langlang,” a collection of Mr. Cheung’s paintings. In 2013, Zhonghua Book Company published “The Peaceful Horizon,” also a collection of Mr. Zhang’s paintings. Mr. Cheung graduated from the Department of Fine Arts History and Art Theory of the Central Academy of Fine Arts In June 1968. He has been a freelance artist since 2012. From Aug 2002 to July 2012, Mr. Cheung taught Chinese language and culture at the State Department’s Diplomatic Academy in Washington DC to train diplomats who would be working in China.

Mr. Min Wang is an indpendent director nominee and a founder of Goxus BJ. Mr. Wang graduated from the China Academy of Art in 1981 and studied at the Art University of Berlin in Germany and the Art School of Yale University in the United States. He has served as the Dean of the School of Design of the PRC Central Academy of Fine Arts since May 2003, a professor in the design department of Hong Kong Polytechnic University, a member of the International Graphic Designers Association (AGI) since March 2013, and the Chairman of AGI China since March, 2013. In 2003 he established the Central Academy of Fine Arts Olympic Art Research Center in Beijing, China, and served as its director from May 2003 to Dec 2016. The Center created many designs for the 2008 Beijing Olympic, including medals, sports logos, color systems, and landscaping systems. Mr. Wang also served as the Director of Image and Landscape Art of the 2008 Beijing Olympic Organizing Committee from March 2006 to August 2008, responsible for the image and landscape design for the Beijing Olympic Games. From February 1998 to February 2003, Mr. Wang served as the design director at Square Two Design in San Francisco, US.

Mr. Stephen Markscheid is an independent director nominee. Mr. Markscheid has over thirty years of experience in corporate finance in the US, Asia and Europe, specializing in M&A, strategic investments, joint ventures and new business development across industries including healthcare, technology, banking, and finance. Mr. Markscheid graduated from the Columbia University with a MBA in January 1991, from Johns Hopkins University with a Master’s degree in International Affairs & Economics in 1980, and from Princeton University with a Bachelor’s degree in East Asian Studies in 1976. At present, he is serving as a director on the boards of several public companies. From May 2018 he has been President of Nanograf Technologies. From April 2014 to May 2017, he served as a partner at Wilton Partners, a boutique investment bank. From February 2007 to June 2011, he served as the CEO of Synergenz BioScience Inc. in Chicago, USA. From 2001 to 2007, he served as an executive at a number of companies including GE China, GE Healthcare Financial Services, and HuaMei Capital Company, Inc.

Pursuant to our amended and restated Memorandum and Articles of Association, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

For additional information, see “Description of Share Capital—Directors.”

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three of whom shall be “independent” within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Law (2018 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time, which will become effective upon or before the completion of this offering. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public, or other bodies, clubs, funds, or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes, and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Mr. Xingpeng Zhao, as our sole director, has made all determinations regarding executive officer compensation since the inception of the Company. He will continue to make such decisions until the Compensation Committee is established immediately prior to the consummation of this offering.

Committees of the Board of Directors

We will establish three committees under the board of directors prior to the closing of this offering: an audit committee, a compensation committee, and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. We have determined that Longlong Cheung, Min Wang and Stephen Markscheid will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Longlong Cheung, Min Wang and Stephen Markscheid. [●] will be the chairperson of our audit committee. Our board also has determined that [●] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Longlong Cheung, Min Wang and Stephen Markscheid. [●] will be the chairperson of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Longlong Cheung, Min Wang and Stephen Markscheid. [●] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is filed as Exhibit 99.1 of this registration statement and applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended March 31, 2019 and 2018, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)

Xingpeng Zhao	2019	166,228	-	-	-	-	-	-	166,228
CEO and CFO of the Company and Goxus BJ	2018	142,184	-	-	-	-	-	-	142,184

Agreements with Named Executive Officers

On [●], 2019, we entered into employment agreements with our executive officers. Pursuant to the employment agreements, we agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when we become a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Zhao, our chief executive officer, is for a term of [●] years beginning in [●], 2019, and provides for compensation commencing when we become a public reporting company in the US.

[Our employment agreement with Ms. Yan, our chief financial officer, is for a term of [●] years beginning in [●], 2019, and provides for compensation commencing when we become a public reporting company in the US.]

Equity Compensation Plan Information

We have not adopted any equity compensation plan.

Outstanding Equity Awards at Fiscal Year-End

As March 31, 2019, we had no outstanding equity awards.

Compensation of Directors

For the fiscal years ended March 31, 2019, we did not compensate our directors for their services.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 150,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering is based on [●] Ordinary Shares outstanding immediately after the completion of this offering if minimum offering amount is raised.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have [18] shareholders of record. We will be required to have at least 300 shareholders at closing in order to satisfy the Nasdaq listing standards.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Minimum offering amount)			Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent		Percent
Directors, Director Nominees and Executive Officers*:
Xingpeng Zhao (1)	5,460,000	36.4%			%		%
Hongtao Zhai (3)***	1,500,000	10.0%
Lili Yan	0	0%
Stephen Markscheid***	150,000	1.0%
Ming Wang***	150,000	1.0%
Longlong Cheung***	0	0%

All directors and executive officers as a group ([●] individuals):	7,260,000	48.4%

5% Shareholders**:
C Revival Creative Ltd. (1)	5,460,000	36.4%
Green Ideo Innovation Ltd. (2)	2,535,000	16.9%
DOSIGNER Culture and Creative Ltd.(3)	1,500,000	10%
CREATIVE SYNERGIES CO., LTD (4)	892,500	5.95%
Shanghe Culture Tourism Development Group Co., Ltd. (4)	825,000	5.5%
UNSD Culture and Creative Ltd. (6)	750,000	5%

*	The business address of each of the individuals is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
**	The principal office of each of the 5% beneficial owners are located at Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands.
***	Our director nominee.

(1)	Xingpeng Zhao, our CEO, and Chairman of the Board, beneficially owns 5,460,000 Ordinary Shares through his 100% ownership of C Revival Creative Ltd., which owns 36.4% of the Company’s Ordinary Shares.
(2)	Representing 2,535,000 Ordinary Shares held by Green Ideo Innovation Ltd., a British Virgin Islands company, which is owned by Yuhong Zhao.
(3)	Representing 1,500,000 Ordinary Shares held by DOSIGNER Culture and Creative Ltd, a British Virgin Islands company, which is owned by Hongtao Zhai, our director nominee.
(4)	Representing 892,500 Ordinary Shares held by CREATIVE SYNERGIES CO., LTD, a British Virgin Islands company, which is owned by Yanli Bai.
(5)	Representing 825,000 Ordinary Shares held by Shanghe Culture Tourism Development Group Co., Ltd., a British Virgin Islands company, which is owned by Huafeng Yang.
(6)	Representing 750,000 Ordinary Shares held by UNSD Culture and Creative Ltd., a British Virgin Islands company, which is owned by Hui Xiang.

History of Share Capital

We were incorporated in the Cayman Islands as an exempted company with limited liability on November 15, 2018. On the date of our incorporation and on an actual basis without effecting the reorganization, we issued 30,000,000 Ordinary Shares to certain founders. On September 12, 2019, the Company consolidated its authorized its authorized shares on a two to one basis and reduced its issued and outstanding shares from 30,000,000 to 15,000,000 Ordinary Shares.

As of the date of this prospectus, our authorized share capital consists of $50,000 divided into 250,000,000 Ordinary Shares, par value $0.0002 per share. Holders of Ordinary Shares are entitled to one vote per share. We will issue Ordinary Shares in this offering.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

Loans to related parties

The following loans to related parties were non-interest bearing and due on demand, all of which have been repaid.

		As of March 31,
		2019	2018

Name	Related party relationship
Mr. Xingpeng Zhao	CEO and controlling shareholder of the Company	$98,341	$73,304
Mr. Bi Luo	Shareholder of the Company	234	3,187
Ms. Yanli Bai	Shareholder of the Company	-	450
Beijing Guanghe Planet Cultural Innovation Development Co., Ltd.	An entity controlled by the CEO	109,454	409
Guanghe Youchuang (Beijing) Technological Business Incubator Co., Ltd.	An entity controlled by a relative of the CEO	-	630,607
Total due from related parties		$208,029	$707,957

Loans from related parties

As of March 31, 2019 and 2018, we had the following non-interest bearing and due on demand loans from related parties for working capital in the Company’s normal course of business:

		As of March 31,
		2019	2018
Name	Related party relationship
Guanghe Youchuang (Beijing) Technological Business Incubator Co., Ltd.	An entity controlled by a relative of the CEO	$80,876	$-
Total due to a related party		$80,876	$-

Sales to related parties

			For the years ended March 31,
			2019	2018
Name of related party	Related party relationship	Services provided to related parties
Jiangsu Paizhen Construction Development Co., Ltd.	An entity controlled by a relative of the CEO	Project design service	$943,766	$-
	Project management consulting services		3,286,019	-
Guanghe Jiye Cultural Development Group Co., Ltd.	An entity controlled by a relative of the CEO	Project design service	5,011,121	-
Total revenue from related parties			$9,240,906	$-

Accounts receivable of related party

		As of March 31,
		2019	2018
Name	Related party relationship
Jiangsu Paizhen Construction Development Co., Ltd.	An entity controlled by a relative of the CEO	$924,901	$-
Total accounts receivable- related party, net		$924,901	$-

Loan guarantee provided by related parties

In connection with the Company’s bank borrowing of RMB2 million (equivalent to $318,712) form China Merchants Bank as working capital for one year, the Company’s major shareholders Mr. Xingpeng Zhao and his spouse, Ms. Yanli Bo, jointly provided a guarantee of this loan.

In connection with the Company’s $1,490,012 (RMB 10 million) loan from Suqian Tongji Rural Micro-lending Co., Ltd. as working capital for one year, Jingsu Paizhen Construction Development Co., Ltd. (“Paizhen”), an entity controlled by a relative of the Company’s CEO and controlling shareholder, Mr. Xingpeng Zhao, signed a guaranty agreement with the lender to provide a guarantee of this loan. In addition, Paizhen also pledged its accounts receivable from Xincheng Investment, totaling RMB 146.3 million (approximately $21.8 million) as collateral with the lender to provide additional guarantee to the loan (see Note 7).

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our memorandum and articles of association, which will become effective upon or before the completion of this offering, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Law (2018 Revision) of the Cayman Islands, or the “Cayman Companies Law,” on November 18, 2018. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm, or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital is $50,000 divided into 250,000,000 Ordinary shares, par value $0.0002 per share. Subject to the provisions of the Cayman Companies Law and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] (if the minimum offering amount is raised) or [●] (if the maximum offering amount is raised) Ordinary Shares issued and outstanding held by at least 300 shareholders and beneficial owners which is the minimum requirement by the Nasdaq Capital Market. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) [180] days from the effective date of the registration statement, unless extended by us and the Placement Agent for an additional [60] days. Shares sold in this offering will be delivered against payment from the escrow agent upon the closing of the offering in New York, New York, on or about [●], 2019, subject to extension upon our agreement with the Placement Agent to no later than [●], 2019.

Listing

We will apply to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “[●].”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Dividends

Subject to the provisions of the Cayman Companies Law and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Law, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Law and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Law.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Law, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

For the purpose of determining shareholders entitled to attend meetings, receive payment of any distribution or capitalization or for any other purpose, our directors may provide that the register of members shall be closed for transfers for a stated period which shall not in any case exceed 40 days. In lieu of, or apart from, closing the register of members, our directors may fix in advance or arrears a date as the record date for any such determination of shareholders provided that the record date for a meeting may not be earlier than the date of notice of such meeting.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Law to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the meeting of shareholders in the same manner as nearly as possible as that in which a meeting of shareholders may be convened by a director. Where the requisitionists fail to convene the meeting of shareholders within three months of their right to convene the meeting arising, the right to convene the meeting of shareholders shall lapse.

The director convening a general meeting shall give not less than seven days’ notice of a general meeting to those shareholders whose names on the date the notice is given appear as shareholders in the register of members and are entitled to vote at the meeting; and each of the directors.

Subject to the Cayman Companies Law and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of two or more shareholders entitled to vote on resolutions of shareholders to be considered at the meeting except where there is only one shareholder entitled to vote on resolutions of shareholders to be considered at the meeting in which case the quorum shall be one shareholder.

If, within two hours from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time or place as is determined by the directors, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director.

A director may be appointed by ordinary resolution or by a resolution of the directors.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Each Director holds office for the term, if any, fixed by the terms of his appointment or until his earlier death, bankruptcy, insanity, resignation or removal. If no term is fixed on the appointment of a Director, the Director serves indefinitely until his earlier death, bankruptcy, insanity, resignation or removal.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Law and our memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Law, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Law) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Law, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Law and the current Companies Act of England and Wales. In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. Based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, however, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; or

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

The standard of conduct permitted under the Cayman Islands law is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Law, our directors may only exercise the rights and powers granted to them under our articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. This presumption, however, may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owe three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Law imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, which will become effective upon or before the completion of this offering. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. Our corporate governance guidelines, however, require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. Although the Cayman Companies Law does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions, however, must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Law and our articles, we may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Law and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Law, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Law (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Law (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Law (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we expect to make an application for the Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately [●]% of our Ordinary Shares in issue if the Ordinary Shares are offered and sold at the minimum offering amount, and approximately [●]% of our Ordinary Shares in issue if the Ordinary Shares are offered and sold at the maximum offering amount. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed not to, for a period of [180 days] from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, each of our directors, executive officers, and principal shareholders ([5%] or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of [●] months from the effective date of this registration statement, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. All of our other shareholders have agreed with Placement Agent, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [●] months after the effective date of this registration statement. These parties collectively own all of our outstanding Ordinary Shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [●] shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

TAXATION

The following discussion of material Cayman Islands, PRC, and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Grandall Law Firm(NanJing), our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Hunter Taubman Fischer & Li LLC.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC, or the “EIT Law,” which was promulgated by the SCNPC on March 16, 2007, and became effective on January 1, 2008, and most recently amended on December 29, 2018, and the Implementation Rules of the EIT Law, or the “Implementation Rules,” which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control over the production and operation, staff, accounting, property, and other aspects” of the enterprise, the only official guidance for this definition currently available is set forth in SAT Circular 82, which provides guidance on the determination of the tax residence status of a PRC-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Goxus does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a PRC-controlled offshore incorporated enterprise within the meaning of SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Circular 82 to evaluate the tax residence status of Goxus and its subsidiaries organized outside the PRC.

According to SAT Circular 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Goxus, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Goxus and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. As the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, however, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Grandall Law Firm(NanJing), our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Grandall Law Firm(NanJing) is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, Grandall Law Firm(NanJing) believes that it is possible but highly unlikely that income received by our overseas shareholders will be regarded as PRC-sourced income.

See “Risk Factors—Risks Relating to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

If the PRC tax authorities determine that Goxus is a PRC resident enterprise for enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Goxus would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Goxus is treated as a PRC resident enterprise.

Value-Added Tax

According to the VAT Laws and MOF and SAT Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 16%, 10%, 6% regarding type of sales or services, and the VAT tax rate of 3% is applicable to small-scale taxpayers. Pursuant to the Announcement of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Policies For Deepening the Value-added Tax Rates Reform promulgated on March 20, 2019, which came into effect on April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16-percent and 10- percent tax rates are adjusted to be 13 percent and 9 percent respectively. The VAT tax rates applicable to our PRC Affiliated Entities are as follows:

The VAT Rate Table
Affiliated Entities	Type of service		Tax rate
Beijing Goxus International Management Consulting Ltd.	Management consulting services		6%
Goxus (Beijing) Creative and Cultural Co.Ltd.	Urban-rural design services		6%
	Comprehensive construction project management consulting services	Construction project management consulting services	6%
		Purchasing management consulting services	13%
Goxus (Suqian) Creative and Cultural Ltd.	Urban-rural design services		6%
	Comprehensive construction project management consulting services	Construction project management consulting services	6%
		Purchasing management consulting services	13%

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. Based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, however, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

As of the date of this prospectus, when considered as a non-PRC resident investor, which is much more likely to happen than not, Goxus HK shall be subject to the dividend withholding tax at the rate of 10%. (See “Risk Factors” and “Taxation.”) Upon being identified as the Hong Kong resident enterprise stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	urban-rural design industry investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, without taking into account any cash raised in this offering, we do not expect to be treated as a PFIC under the current PFIC rules. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2019 taxable year or any subsequent year until after the close of the relevant year. As such, we must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating our VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with our VIE, and as a result, we are treating our VIE as our wholly-owned subsidiaries for U.S. federal income tax purposes. If we are not treated as owning our VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

PLAN OF DISTRIBUTION

We expect to enter into a placement agency agreement with Network 1 Financial Securities, Inc., as the Placement Agent named therein, with respect to the Ordinary Shares in this offering. Under the terms and subject to the conditions contained in the placement agency agreement, we have agreed to issue and sell to the public through the Placement Agent a minimum offering amount of Ordinary Shares and a maximum offering amount of Ordinary Shares. The offering is being made without a firm commitment by the Placement Agent, which has no obligation or commitment to purchase any securities. The Placement Agent is not purchasing or selling any securities offered by this prospectus but will assist us in this offering on a “best efforts” basis. The Placement Agent has no obligation to buy any of Ordinary Shares from us nor are they required to arrange the purchase or sale of any specific number or dollar amount of Ordinary Shares, but have agreed to use their “best efforts” to arrange for the sale of a minimum of [●] Ordinary Shares and a maximum of [●] Ordinary Shares.

We do not intend to close this offering unless we sell at least a minimum number of Ordinary Shares, at the price per Ordinary Share set forth on the cover page of this prospectus, to result in sufficient proceeds to list our Ordinary Shares on the Nasdaq Capital Market, no later than [●]. We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[●].” Because this is a best efforts offering, the Placement Agent does not have an obligation to purchase any securities, and, as a result, we may not be able to sell the minimum number of Ordinary Shares. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) [180 days] from the effective date of the registration statement, unless extended by agreement of us and the Placement Agent for an additional [60 days]. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

Upon entry into the placement agency agreement, the obligation of the Placement Agent to arrange for the sale of the Ordinary Shares, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the Nasdaq Capital Market, (2) delivery of legal opinions and (3) delivery of auditor comfort letters. The Placement Agent is under no obligation to purchase any Ordinary Shares. To list on the Nasdaq Capital Market, we are required to satisfy the financial and liquidity requirements of the Nasdaq Capital Market under the Nasdaq Listing Rules. To qualify for listing, we will need to meet the pre-tax income standard requirements of having net income of $750,000, total shareholders’ equity of above $4 million in the most recent fiscal year, having at least 300 round lot holders, a minimum bid price of $3 per Ordinary Share, a minimum of 1 million publicly-held shares, the market value of publicly held Ordinary Shares of at least $5 million, in addition to meeting the board independence requirement. Trading in the Ordinary Shares will commence within five days after the date of the initial issuance of Ordinary Shares pursuant to this prospectus. As an offering on a best efforts basis, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The Placement Agent may, but is not obligated to, retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering and pay any sub-agent a solicitation fee with respect to any Ordinary Share placed by it.

Commissions and Expenses

We have agreed to pay the Placement Agent a fee equal to 7% per share (or $[●] per share) on the gross proceeds of the offering from investors introduced by the Placement Agent, and 6% per share (or $[●] per share) on the gross proceeds of the offering from investors sourced by us.

We have agreed to pay to the Placement Agent upon the consummation of the offering, a non-accountable expense equal to 1% of the gross proceeds of the offering. We have agreed to pay the Placement Agent, or reimburse if paid by the Placement Agent, the expenses relating to the offering, including but not limited to, (i) reasonable travel and out-of-pocket expenses, including clearing charges, (ii) reasonable fees of the Placement Agent’s counsel incurred by the Placement Agent in connection with this offering. We have paid an advance of $75,000 to the Placement Agent to be applied to the Placement Agent’s out-of-pocket accountable expenses. We anticipate to pay an additional advance of $50,000 to the Placement Agent to be applied to the Placement Agent’s out-of-pocket accountable expenses upon the public filing of this registration statement. The total accountable expenses to be paid by us to the Placement Agent, including the advances, shall not exceed $150,000. The advances will be returned to us the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have also agreed to grant to the Placement Agent a warrant covering a number of Ordinary Shares equal to 6% of the aggregate number of the Ordinary Shares sold in the offering. The Placement Agent warrants will be exercisable, in whole or in part, at any time after the date of issuance, subject to any applicable FINRA regulations, provided that the 180 days lock up period will remain on the Ordinary Shares underlying the Placement Agent’s warrants, and will expire on the five-year anniversary of the effective date of the offering. The Placement Agent warrants will be exercisable at a price equal to 120% of the offering price and shall not be redeemable. We will register the shares underlying the Placement Agent warrants and will file all necessary undertakings in connection therewith. The Placement Agent warrants may not be sold, transferred, assigned, pledged or hypothecated for a period beginning from SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part (in accordance with FINRA Rule 5110), until 180 days after the closing of the offering, except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the Placement Agent, and to members of the syndicate or selling group and their respective officers, managers, members or partners.

We have agreed to pay our expenses related to the offering. We estimate that our total expenses related to this offering, excluding the estimated commissions to the Placement Agent and payment of the Placement Agent’s expenses referred to above, will be approximately $[●].

Except as disclosed in this prospectus, the Placement Agent has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The table below shows the per Ordinary Share and total commissions that we will pay to the Placement Agent.

	Minimum offering amount		Maximum offering amount
	Per Ordinary Share	Total	Per Ordinary Share	Total
Commissions to the Placement Agent (7%) for sales to investors introduced by the Placement Agent	$	$	$	$
Commissions to the Placement Agent (6%) for sales to investors sourced by the Placement Agent	$	$	$	$

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the Placement Agent. In determining the initial public offering price, we and the Placement Agent expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representatives;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Placement Agent and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Placement Agent can assure investors that an active trading market will develop for our Ordinary Shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Placement Agent may be required to make for these liabilities.

Terms of the Offering

We are offering, on a best efforts basis, a minimum of $10,000,000 and a maximum of $20,000,000. The offering is being made without a firm commitment by the Placement Agent, which has no obligation or commitment to purchase any securities. The Placement Agent is not required to sell any specific number or dollar amount of the Ordinary Shares but will use its best efforts to sell the Ordinary Shares offered. The Ordinary Shares are being offered for a period not to exceed [180 days] from the effective date of the registration statement, unless extended by us and the Placement Agent for an additional [60 days]. If the minimum offering amount is not raised by [●], 2019 (or [●], 2020 if extended), all subscription funds from the escrow account will be returned to investors promptly without interest (since the funds are being held in a non-interest bearing account) or deduction of fees. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) [180 days] (or [240 days] if extended) from the effective date of the registration statement. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

Escrow Agent and Deposit of Offering Proceeds

The Placement Agent and us have agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the Placement Agent for the sale of the Ordinary Shares to be promptly deposited in a non-interest bearing escrow account (“Escrow Account”) maintained by [●] (the “Escrow Agent”) as escrow agent for the investors in the offering. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or wire transfers) received by the Placement Agent from prospective purchasers of our offered Ordinary Shares and delivered by the Placement Agent to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from us and the Placement Agent. On the closing date for the offering, and presuming that all conditions to closing have been satisfied (i.e. Nasdaq approval and other conditions described herein), proceeds in the escrow account maintained by the Escrow Agent will be delivered to us. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China, which may take as long as six months in the ordinary course.

The Placement Agent shall promptly deliver to the Escrow Agent all funds in the form of checks or wire transfers which it receives from prospective purchasers of our Ordinary Shares by the end of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and funds are received. Simultaneously with each deposit to the Escrow Account, the Placement Agent shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to “[●], as Escrow Agent for Goxus Inc.” The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Wire transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in trust pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. In event that the offering is terminated, all subscription funds from the escrow account will be returned to investors. We have appointed, an independent third party, as our Escrow Agent.

If we terminate this offering, all amounts will be promptly returned to the investors as described below. In the event of any dispute between us and the Placement Agent, including whether and how funds are to be reimbursed, the Escrow Agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

Investors must pay in full for Ordinary Shares at the time of investment. Payment for the shares may be made (i) by check, bank draft or money order made payable to “[●], as Escrow Agent for Goxus Inc.” and delivered to the Placement Agent no less than four business days before the date of closing, or (ii) by wire made payable to “[●], as Escrow Agent for Goxus Inc.” The checks, bank drafts and money orders will be forwarded/returned by the Placement Agent and its dealers to the Escrow Agent by noon of the following business day. The Placement Agent will inform prospective purchasers of the anticipated date of closing.

Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investors prior to the earlier of the closing of the offering or the date the offering is terminated. If the offering is withdrawn or canceled or terminated and proceeds therefrom are not received by us on or prior to the date the offering is terminated, all proceeds will be promptly returned by the Escrow Agent without interest or deduction to the persons from which they are received (within one business day) in accordance with applicable securities laws. All such proceeds will be placed in a non-interest bearing account pending such time.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities(other than: (i) securities underlying the securities to be sold in the offering; (ii) our dividend reinvestment plan in effect at the effective date of this registration statement; (iii) Ordinary Shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding at the date of the effective date of the registration statement; or (iv) transfers by a shareholder to (A) the spouse or any lineal descendant of such shareholder, (B) any trust for the benefit of such shareholder or the spouse or lineal descendant of such shareholder, (C) gift to a charitable organization; (D) the estate of such shareholder, or (E) any affiliate of such shareholder), without the prior written consent of the Placement Agent.

Furthermore, each of our directors, executive officers, and principal shareholders (5% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of 180 days from the effective date of this registration statement, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. All of our other shareholders have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the effective date of this registration statement. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent. In addition, Ordinary Shares may be sold by the Placement Agent to securities dealers who resell Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as Placement Agent and should not be relied upon by investors.

Selling Restrictions

Other than in the United States, no action has been taken by us or the Placement Agent in any jurisdiction that would permit a public offering of the Ordinary Shares offered by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]

Nasdaq Capital Market Listing Fee	$	[●]

FINRA Filing Fee	$	[●]

Legal Fees and Expenses	$	[●]

Accounting Fees and Expenses	$	[●]

Printing and Engraving Expenses	$	[●]

Transfer Agent Expenses	$	[●]

Miscellaneous Expenses	$	[●]

Total Expenses	$	[●]

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to legal matters of United States federal securities law and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Grandall Law Firm(NanJing). Loeb & Loeb LLP is acting as U.S counsel for the Placement Agent.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements for the years ended March 31, 2019 and 2018, included in this prospectus have been so included in reliance on the report of Prager Metis CPAs LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Prager Metis CPAs is located at 14 Pennsylvania Plaza, Suite 1800, New York, NY 10122.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO FINANCIAL STATEMENTS

GOXUS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Goxus Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Goxus Inc. and Subsidiaries (“the Company”) as of March 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2019, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2019.

Hackensack, New Jersey

October 18, 2019

GOXUS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash	$3,796,748	$9,464,531
Accounts receivable, net	9,439,942	2,429,981
Accounts receivable - related parties, net	924,901	-
Contract assets	1,214,809	154,030
Due from related parties	208,029	707,957
Prepaid expenses and other current assets	553,666	288,201
TOTAL CURRENT ASSETS	16,138,095	13,044,700

Property and equipment, net	7,915,424	2,859,545
Intangible assets, net	14,326	9,779
Deferred tax assets	17,482	119,685
TOTAL NONCURRENT ASSETS	7,947,232	2,989,009

TOTAL ASSETS	$24,085,327	$16,033,709

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$2,235,017	$2,549,699
Current portion of long-term bank loan	83,485	73,947
Accounts payable	3,341,853	1,256,741
Contract liabilities	933,211	1,121,936
Taxes payable	656,542	314,314
Due to related parties	80,876	-
Accrued expenses and other current liabilities	464,834	746,339
TOTAL CURRENT LIABILITIES	7,795,818	6,062,976

Long-term bank loan	31,514	122,991
TOTAL LIABILITIES	7,827,332	6,185,967

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0002 par value, 250,000,000 shares authorized; 15,000,000 shares issued and outstanding	3,000	3,000
Additional paid in capital	2,377,329	2,377,329
Statutory reserve	1,238,710	598,887
Retained earnings	12,863,953	6,453,552
Accumulated other comprehensive income (loss)	(224,997)	414,974
TOTAL SHAREHOLDERS’ EQUITY	16,257,995	9,847,742

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,085,327	$16,033,709

The accompanying notes are an integral part of these consolidated financial statements

GOXUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended March 31,
	2019	2018

REVENUE	$47,175,847	$27,859,367
COST OF REVENUE	34,322,930	15,877,256
GROSS PROFIT	12,852,917	11,982,111

OPERATING EXPENSES
Selling expenses	413,636	398,533
General and administrative expenses	3,616,696	3,272,092
Total operating expenses	4,030,332	3,670,625

INCOME FROM OPERATIONS	8,822,585	8,311,486

OTHER INCOME(EXPENSES)
Interest expense	(237,680)	(79,182)
Interest income	22,612	9,008
Subsidy income	88,388	357,794
Total other income (expense)	(126,680)	287,620

INCOME BEFORE INCOME TAXES	8,695,905	8,599,106

INCOME TAX PROVISION	1,645,681	1,504,023

NET INCOME	7,050,224	7,095,083

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(639,971)	608,619
COMPREHENSIVE INCOME	$6,410,253	$7,703,702

EARNINGS PER SHARE
Basic and diluted	$0.47	$0.47

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	15,000,000	15,000,000

The accompanying notes are an integral part of these consolidated financial statements.

GOXUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2019 AND 2018

	Ordinary shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserve	deficit)	income (loss)	equity

Balance at March 31, 2017	15,000,000	$3,000	$2,377,329	$165,791	$(208,435)	$(193,645)	$2,144,040
Appropriation to statutory reserve	-	-	-	433,096	(433,096)	-	-
Net income	-	-	-		7,095,083	-	7,095,083
Foreign currency translation adjustment	-	-	-		-	608,619	608,619

Balance at March 31, 2018	15,000,000	3,000	2,377,329	598,887	6,453,552	414,974	9,847,742

Appropriation to statutory reserve				639,823	(639,823)	-	-
Net income	-	-	-		7,050,224	-	7,050,224
Foreign currency translation adjustment	-	-	-		-	(639,971)	(639,971)

Balance at March 31, 2019	15,000,000	$3,000	$2,377,329	$1,238,710	$12,863,953	$(224,997)	$16,257,995

The accompanying notes are an integral part of these consolidated financial statements.

GOXUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2019	2018

Cash flows from operating activities
Net income	$7,050,224	$7,095,083
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	709,783	434,522
Change of allowance for doubtful accounts	136,654	(228,494)
Change of deferred tax assets	94,428	219,365
Changes in operating assets and liabilities:
Accounts receivable	(7,304,578)	224,986
Accounts receivable - related parties	(924,909)	-
Contract assets	(1,070,797)	(145,829)
Due from related parties	453,929	867,048
Prepaid expenses and other current assets	(284,193)	250,075
Accounts payable	2,166,793	(595,323)
Contract liabilities	(115,822)	41,843
Taxes payable	362,655	269,677
Accrued expenses and other current liabilities	(233,009)	291,582
Net cash provided by operating activities	1,041,158	8,724,535

Cash flows from investing activities
Purchase of property and equipment	(5,949,904)	(2,794,182)
Purchase of intangible assets	(6,801)	-
Net cash used in investing activities	(5,956,705)	(2,794,182)

Cash flows from financing activities
Proceeds from bank loans	2,235,037	3,545,473
Repayment of bank loans	(2,453,181)	(945,082)
Proceeds from (repayment of) related party borrowings	80,876	(21,122)
Net cash provided by (used in) financing activities	(137,268)	2,579,269

Effect of changes of foreign exchange rates on cash	(614,968)	521,000
Net increase (decrease) in cash	(5,667,783)	9,030,622
Cash, beginning of year	9,464,531	433,909
Cash, end of year	$3,796,748	$9,464,531

Supplemental disclosure of cash flow information
Cash paid for interest expense	$237,680	$79,182
Cash paid for income tax	$1,237,188	$1,081,189

Supplemental disclosure of non-cash investing and financing activities
Terminating of a long-term investment and other payables	$-	$116,898

The accompanying notes are an integral part of these consolidated financial statements.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Goxus Inc. (“Goxus” or the “Company”), through its wholly owned subsidiaries and entities controlled through contractual agreements, is engaged in providing urban-rural design services and comprehensive construction project management consulting services to customers in China. The projects to date covered a broad range of design subjects, including villages, towns, theme parks, neighborhoods, shopping malls and schools. For a majority of projects, the Company served as the sub-contractor for construction companies who responded to the government’s request for tender notices and won government contracts through the public bidding process. As of the date of this report, most of our major projects are sponsored by the PRC government, primarily by the regional governments at county level.

Organization

Goxus was established under the laws of the Cayman Islands on November 15, 2018 as a holding company.

Goxus owns 100% equity interest of Goxus (BVI) Ltd. (“Goxus BVI”), a limited liability company formed under the laws of the British Virgin Islands (“BVI”) on November 16, 2018.

Goxus BVI owns 100% equity interest of Goxus (HK) Cultural Creative Limited (“Goxus HK”), a company formed under the laws of Hong Kong on November 29, 2018.

On December 18, 2018, Goxus HK established a wholly foreign-owned enterprise (“WFOE”) Beijing Goxus International Management Consulting Co., Ltd (“Goxus Consulting”) in the People’s Republic of China (the “PRC” or “China”).

Goxus, Goxus BVI, Goxus HK, WFOE and Goxus Consulting are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, Mr. Xingpeng Zhao, the Chairman and Board of Directors of the Company, was the ultimate controlling shareholder of the following entities: (1) Goxus (Beijing) Creative and Cultural Ltd. (“Goxus BJ “), formed in Beijing on September 25, 2010; and (2) Suqian Goxus Creative and Cultural Ltd. (“Goxus Suqian”), formed in Suqian City, Jiangsu Province, China, on May 20, 2017. Both Goxus BJ and Goxus Suqian are operating in the Chinese urban-rural design and development market, and providing two main services, (i) urban-rural design and development services and (ii) comprehensive construction project management consulting services to customers in China.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on June 14, 2019. The reorganization involved the formation of Goxus, Goxus BVI, Goxus HK and Goxus Consulting, and signed contractual agreements between Goxus Consulting and Goxus BJ. Consequently, Goxus became the ultimate holding company of all other entities mentioned above.

On June 14, 2019, Goxus Consulting entered into a series of contractual arrangements with the owners of Goxus BJ. These agreements include an Exclusive Purchase Agreement, Exclusive Business Cooperation Agreement, Equity Pledge Agreements and Power of Attorneys (collectively “VIE Agreements”). Pursuant to the VIE Agreements, Goxus Consulting has the exclusive right to provide Goxus BJ consulting services related to business operations including technical and management consulting services. All the above contractual arrangements obligate Goxus Consulting to absorb all of the risk of loss and receive all income from business activities of Goxus BJ. In essence, Goxus Consulting has gained effective control over Goxus BJ. Therefore, the Company believes that Goxus BJ should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Reorganization (continued)

The Company together with its wholly-owned subsidiaries, WFOE and its VIE and its subsidiary are effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as an acquisition of entities under common control. The accounts of the Company, its subsidiaries, VIE and its subsidiary have been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Formation	Place of Incorporation	% of Ownership	Principal Activities
Goxus	November 15, 2018	Cayman Islands	Parent, 100%	Investment holding

Goxus BVI	November 16, 2018	British Virgin Islands	100%	Investment holding

Goxus HK	November 29, 2018	Hong Kong	100%	Investment holding

Goxus Consulting	December 18, 2018	Beijing, PRC	100%	WFOE, Consultancy and information technology support

Goxus BJ	September 25, 2010	Beijing, PRC	VIE	Urban project planning, design and solution and project management related consulting services

Goxus Suqian	May 20, 2017	Suqian, Jiangsu, PRC	100% controlled subsidiary of the VIE	Urban project planning, design and solution and project management related consulting services

The VIE contractual arrangements

The Company’s main operating entities, Goxus BJ and its subsidiary, Goxus Suqian, are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Goxus Consulting is deemed to have a controlling financial interest in and be the primary beneficiary of Goxus BJ and Goxus Suqian because it has both of the following characteristics:

●	The power to direct activities at Goxus BJ and Goxus Suqian that most significantly impact such entity’s economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, Goxus BJ and Goxus Suqian that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Goxus BJ, Goxus BJ pay service fees equal to all of their net profit after tax payments to Goxus Consulting. At the same time, Goxus Consulting is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operation of Goxus BJ for the benefit of Goxus Consulting and ultimately, the Company.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the VIE’s shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and its VIE’s subsidiary in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE. The Company, Goxus BVI, Goxus HK and Goxus Consulting are essentially holding companies and do not have active operations as of March 31, 2019 and 2018. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIE Goxus BJ and the VIE’s subsidiary, Goxus Suqian. The Company has not provided any financial support to the VIE for the years ended March 31, 2019 and 2018.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and entities controlled through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uses of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of contract receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable

The accounts receivable represents invoices issued in accordance with the term of the contracts and that have not been paid. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company reduces accounts receivables by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2019 and 2018, allowance for doubtful account amounted to $214,312 and $83,055, respectively. There was no direct write-off on accounts receivables in the years ended March 31, 2019 and 2018.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Building	20 years
Office equipment and furniture	3-5 years
Transportation vehicles	3-5 years
Mold and tools	5-10 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of comprehensive income in other income (expenses).

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2019 and 2018.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable and contract assets, prepaid expenses and other current assets, short-term loans, accounts payable, contract liabilities, accrued expenses and other current liabilities, and taxes payable approximate the fair value of the respective assets and liabilities as of March 31, 2019 and 2018 based upon the short-term nature of the assets and liabilities. The Company believes that the carrying amount of the long-term borrowings approximates fair value on March 31, 2019 and 2018, based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency for Goxus and Goxus BVI is the U.S Dollar (“US$”). Goxus HK uses Hong Kong dollar as its functional currency. However, Goxus, Goxus BVI and Goxus HK currently only serve as the holding companies and did not have active operation as of the date of this Report. The Company operates only in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2019	March 31, 2018
Year-end spot rate	US$1=RMB 6.7114	US$1=RMB 6.2753
Average rate	US$1=RMB 6.7113	US$1=RMB 6.6282

Revenue recognition

The Company early adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, no adjustments to opening retained earnings were made.

ASC 606, Revenue from Contracts with customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company currently generates its revenue from the following main sources:

Revenue from urban-rural design services

The Company provides high-level strategic and conceptual design schemes for urban-rural design and development projects, including brand positioning, functional design, aesthetic design, and future operational planning, for a variety of urban-rural design subjects.

The Company’s urban-rural design service process include pre-bidding period and post-bidding period.

During the pre-bidding period, the Company conducts conceptual design and preliminary design in order to prepare the design proposals to be submitted to the relevant local governments for bidding. During this process, the Company performs feasibility study, creates a master plan as the design framework, and uses the conceptual design work as basis to create extended preliminary design, including functional, physical, architectural, spatial designs for buildings, facilities, landscapes, and other structures in the subject area. All work products which result from the conceptual and preliminary designs become part of the design proposal and are submitted with other bidding materials to the relevant local governments, in response to their request for tender notices. If the design proposals fail to win the bid, then the Company’s work ends there. Given the contingency and uncertainty of the pre-bidding process, the Company does not capitalize related contract acquisition costs currently. Instead, the Company’s efforts and associated contract acquisition costs on all biddings are expensed as incurred.

Post-bidding period starts when the Company’s design proposal is chosen as the winning bid. The Company signs formal design contracts with customers, pursuant to which, the Company’s performance obligations primarily include preparing the construction drawings to illustrate the planned locations, exterior shape, interior layout, interior and exterior decorations, detailing, fixtures and construction requirements of the designs of the design areas. The Company may outsource certain construction drawing works to selected qualified third-party design service providers. The urban-rural design service contracts are primarily fixed-price contracts. Related design work may be completed within several months up to one year, depending on the complexity of each individual design project.

The Company recognizes revenue from this type of contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. The design contracts are generally accounted for as a single unit of account (a single performance obligation) and are not segmented between types of services. There is no multiple deliverable consideration in the design service contract. The Company recognizes revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. The percentage-of-completion method (an input method) is the most faithful depiction of the Company’s performance because it directly measures the value of the services transferred to the customer.

Revenue from comprehensive construction project management consulting services

In connection with the urban-rural design services provided to the customers, in order to facilitate and ensure the successful completion of the engineering and construction of the projects based on the Company’s designs, the Company may further enter into comprehensive construction project management consulting service agreements with construction companies ( “customers”) who undertake the urban-rural construction projects, to provide (1) project materials management services, and (2) on-site construction process management consulting services to these customers.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Under the project materials management service arrangements, the Company’s performance obligations include selecting materials and equipment to be used for a project, conducting price checks of the required construction materials, negotiating the purchase of materials and equipment as required by the construction company according to the requirements of the design, selecting suppliers and purchase materials from suppliers on behalf of the construction company, supervising and managing the performance of the procurement contracts; and ensuring timely delivery of materials and equipment according to the construction progress. Project materials management service contracts are primarily on a fixed-price basis. The Company recognizes revenue upon delivery of the purchased materials.

Under the on-site construction process management consulting service arrangements, The Company’s performance obligations primarily include design related work management, construction scheduling management, contract and sub-contracting management, construction cost management, quality management and materials management. Through such services, the Company help the customers to optimize the efficiency of the construction phase of a project, ensure the integrity of the implementation of the designs, optimize the use of capital; and timely resolve on-site construction issues based on the designs. The Company’s onsite construction process management consulting service contracts are normally fixed-price long-term service contracts. The company recognizes revenue over time using the cost-to-cost percentage-of-completion method. Service contracts that include multiple performance obligations are segmented between types of services. For contracts with multiple performance obligations, the company allocates the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. Revenue recognized on service contracts that have not been billed to clients is classified as a current asset under contract assets on the Consolidated Balance Sheet. Amounts billed to clients in excess of revenue recognized on service contracts to date are classified as a current liability under contract liabilities.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Capitalized contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. There were no capitalized contract acquisition costs as of March 31, 2019 and 2018.

Contract fulfillment costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, subcontract costs and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of good or services to the customer to which the costs are related. Capitalized contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company had no impairment charges related to contract costs during the years ended March 31, 2019 and 2018.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract Assets and Liabilities

Contract assets represent revenue recognized in excess of amounts billed and include unbilled receivables. Unbilled receivables, which represent an unconditional right to payment subject only to the passage of time, are reclassified to accounts receivable when they are billed under the terms of the contract. Advances that are payments on account of contract assets are deducted from contract assets. Contract liabilities represent amounts billed to clients in excess of revenue recognized to date. The company anticipates that substantially all incurred cost associated with contract assets as of March 31, 2019 will be billed and collected within one year.

Disaggregation of revenue

Revenue disaggregated by service types was as follows for the years ended March 31, 2019 and 2018:

	For the year ended March 31, 2019	For the year ended March 31, 2018
Revenue from urban-rural design services	$11,274,435	$12,829,364
Revenue from comprehensive construction project management consulting services:
Management of project materials	24,942,269	7,722,410
Management of onsite construction process	10,959,143	7,307,593
Total	$47,175,847	$27,859,367

Advertising expense

Advertising expenses primarily relate to advertisement of the Company’s brand name and services through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of comprehensive income. Advertising expenses amounted to $54,155 and $120,793 for the years ended March 31, 2019 and 2018, respectively.

Research and development (“R&D”) costs

The Company’s R&D activities primarily include research on market dynamics and trends in government-sponsored urban-Rural design and development, improving urban-rural design methods and related subjects. In order to provide customized design and construction project management services to customers, R&D activities were also included in certain part of feasibility study, economic planning and finding innovative solutions for each individual design and construction management projects. R&D costs generally includes salaries, consulting fees and other costs directly associated with R&D activities. R&D costs were included in cost of revenue if the costs were incurred in post-bidding period and were directly in connection with design and project management service projects. Other R&D costs incurred were include in general and administrative expenses. R&D costs of $199,067 and $79,057 were included in cost of revenue for the years ended March 31, 2019 and 2018, respectively. R&D costs of $ 97,746 and $221,479 were included in general and administrative expenses for the years ended March 31, 2019 and 2018, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2019 and 2018. The Company does not believe there was any uncertain tax provision at March 31, 2019 and 2018. The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended March 31, 2019 and 2018. As of March 31, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The Company is a general tax payer and is subject to applicable VAT tax rate of 6% or 16%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2019 and 2018, there were no dilutive shares.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of comprehensive income.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it requires their disclosure nonetheless.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The guidance will be effective in fiscal year 2020, with early adoption permitted, and must be applied using a modified retrospective approach. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” As an emerging growth company, the Company will adopt this guidance effective April 1, 2020. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2018, the FASB has issued ASU No. 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” This ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under this ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. This ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This guidance did not have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017, and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective April 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	March 31, 2019	March 31, 2018
Accounts receivable - third-party customers	$9,654,254	$2,513,036
Accounts receivable - related parties	924,901	-
Less: allowance for doubtful accounts	(214,312)	(83,055)
Accounts receivable, net	$10,364,843	$2,429,981

The Company’s accounts receivable primarily includes balance due from customers when the Company’s consulting services related to urban-rural design services, as well as comprehensive construction project management consulting services that have been rendered and the Company’s performance obligations have been satisfied, billed but has not been collected as of the balance sheet dates. Approximately 75%, or $7.9 million of the March 31, 2019 balance and 100% of the March 31, 2018 balance have been subsequently collected. The remaining balance of March 31, 2019, which amounts to approximately $1.5 million, is expected to be collected by the end of 2020.

Allowance for doubtful accounts movement is as follows:

	March 31, 2019	March 31, 2018
Beginning balance	$83,055	$295,512
Additions	136,653	-
Reductions	-	(241,345)
Foreign currency translation adjustments	(5,396)	28,888
Ending balance	$214,312	$83,055

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other assets consist of the following:

	March 31, 2019	March 31, 2018
Other receivable (1)	$531,688	$288,201
Prepaid expenses (2)	21,978	-
Prepaid expenses and other current assets	$553,666	$288,201

(1)	Other receivable primarily includes advances to third-parties, advances to employees for business development, housing fund paid on behalf of employees, and security deposit for short-term loan guarantee. As of March 31, 2019, the Company had an advance payment of approximately $197,000 (RMB 1.32 million) to a third party, Beijing Sufeng Huasheng Technology and Trading Co., Ltd., which has been fully collected by June 2019.

(2)	Prepaid expenses primarily include prepaid rent expense which are amortized over the lease periods.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	March 31, 2019	March 31, 2018
Building (1)	$5,926,183	$-
Transportation vehicles	60,282	64,471
Office equipment and furniture	124,403	185,658
Mold and tools	151,999	162,563
Leasehold improvement	2,927,826	3,131,299
Subtotal	9,190,693	3,543,991
Less: accumulated depreciation	(1,275,269)	(684,446)
Property and equipment, net	$7,915,424	$2,859,545

On August 29, 2018, Goxus BJ purchased an office space of 2,355.26 square meters at purchase price of $5,926,183 (RMB 43.75 million including tax), as its headquarter office in Beijing. Prior to the purchase of this office space, Gaunghe Beijing leased the same property from the landlord and incurred significant amount of leasehold improvement to decorate the office space. Depreciation expense was $708,165 and $433,338 for the years ended March 31, 2019 and 2018, respectively.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets primarily consist of accounting software, which is amortized based on straight-line method over use life of 5 years. Amortization expense was $1,618 and $1,184 for the years ended March 31, 2019 and 2018, respectively.

NOTE 7 — BANK LOANS

Debt consists of the following loans:

		As of March 31,
	Note	2019	2018
Short-term loans:
Loan payable to Suqian Tongji Rural Micro-lending Co., Ltd.	(1)	$1,490,012	$1,593,562
Loan payable to Beijing Bank	(2)	-	796,781
Loan payable to China Merchants Bank	(3)	-	159,356
Loan payable to Jiangsu Bank	(4)	745,005	-
Total short-term loans		$2,235,017	$2,549,699

Long-term loan:
Loan payable to Standard Chartered Bank	(5)	$114,999	$196,938
Sub-total		114,999	196,938
Less: current portion of long-term loan		83,485	73,947
Total long-term loan		$31,514	$122,991

(1)	On March 22, 2018, Goxus Suqian signed a loan agreement with Suqian Tongji Rural Micro-lending Co., Ltd. (the “Lender”) to borrow RMB 10 million (equivalent to $1,593,562) as working capital for one year, with a maturity date of March 21, 2019. The loan bore a fixed interest rate of 10% per annum. Third parties Jiangsu Yanghe Xincheng Investment Development Co., Ltd. (“Xincheng Investment”), Suqian Xincheng City Construction Development Co., Ltd. (“Xincheng Construction”) and Jiangsu Shenghan Construction Project Co., Ltd. (“Shenghan”) jointly signed guaranty agreements with the lender to provide guarantee to this loan. In addition, as a subcontractor to undertake the construction project for Xincheng Investment, Shenghan also pledged its accounts receivable from Xincheng Investment, totaling RMB 384.2 million (approximately $61.2 million) as collateral with the lender to provide additional guarantee to the loan. That loan was fully paid upon maturity.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — BANK LOANS (continued)

On February 2, 2019, Goxus Suqian signed another loan agreement with Suqian Tongji Rural Micro-lending Co., Ltd. (the “Lender”) to borrow RMB 10 million (equivalent to $1,490,012) as working capital for one year, with a maturity date of January 31, 2020. The loan bore a fixed interest rate of 10% per annum. Third party Xincheng Investment and related party Jingsu Paizhen Construction Development Co., Ltd. (“Paizhen”) jointly signed guaranty agreements with the lender to provide guarantee to this loan. In addition, as a subcontractor to undertake the construction project for Xincheng Investment, Paizhen also pledged its accounts receivable from Xincheng Investment, totaling RMB 146.3 million (approximately $21.8 million) as collateral with the lender to provide additional guarantee to the loan.

(2)	On March 20, 2018, Goxus BJ signed a loan agreement with Beijing Bank Zhongguancun Branch to borrow RMB 5 million (equivalent to $796,781) as working capital for one year, with a maturity date of March 19, 2019. The loan bore a fixed interest rate as calculated based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 179 basis points. The effective interest rate was 6.09% per annum. A third party, Beijing Zhongguancun Technology Financing Guaranty Co., Ltd., provides guarantee to this loan. That loan was fully repaid upon maturity.

(3)

On April 27, 2017, Goxus BJ signed a line of credit agreement with China Merchants Bank for a line of credit of RMB 2 million (equivalent to $318,712) as working capital for one year, with a maturity date of April 26, 2018. The loan bore a floating interest rate with effective interest rate of 5.655%. The Company withdrew RMB 1 million (equivalent to $159,356) out of this line of credit. Related party, the Company’s major shareholders Mr. Xingpeng Zhao and his spouse, Ms. Yanli Bai and her spouse, along with a third party Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd., jointly provided guarantee to this loan. That loan was fully repaid upon maturity.

(4)	On March 18, 2019, Goxus Suqian signed a loan agreement with Jiangsu Bank Suqian Branch to borrow RMB 5 million (equivalent to $745,005) as working capital for one year, with a maturity date of March 17, 2020. The loan bore a fixed interest rate of 6.09% per annum. A third party, Suqian Runyang Financing Guarantee Co., Ltd., provides guarantee to this loan.

(5)

On June 30, 2017, Goxus BJ signed a loan agreement with Standard Chartered Bank to borrow RMB 1.5 million (equivalent to $239,032) as working capital for three years, with a maturity date of June 29, 2020. This loan bears a fixed interest rate of 19.1% per annum, with monthly repayment requirement of RMB 54,984 (approximately $8,300 per month). There is no guarantee nor loan covenant requirement for this loan. Based on the loan repayment schedule, current portion of long-term loan amounted to $83,485 and $73,947 as of March 31, 2019 and 2018, respectively.

For the above mentioned loans, interest expense of $237,680 and $79,182 has been reported for the years ended March 31, 2019 and 2018, respectively.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

British Virgin Islands

Goxus BVI is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of the BVI.

Hong Kong

Goxus HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Goxus HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended March 31, 2019 and 2018, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises ( “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”).

Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Goxus BJ, the Company’s VIE in the PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2016, which is valid for three years. The Company is in the process of renewing the HNTE certificate.

EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal 2019 and 2018 were reported at a blended reduced rate as a result of Goxus BJ being approved as a HNTE and enjoying a 15% reduced income tax rate, but Goxus Suqian is subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $522,707 and $654,408 for the years ended March 31, 2019 and 2018, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.03 and $0.04 for the years ended March 31, 2019 and 2018, respectively.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — TAXES (continued)

The components of the income tax provision are as follows:

	For the year ended March 31, 2019	For the year ended March 31, 2018
Current tax provision
Cayman Islands	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	1,551,253	1,284,658
	1,551,253	1,284,658
Deferred tax provision
Cayman Islands	-	-
BVI	-	-
Hong Kong	-	-
PRC	94,428	219,365
	94,428	219,365
Income tax provision	$1,645,681	$1,504,023

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended March 31, 2019 and 2018:

	For the year ended March 31, 2019	For the year ended March 31, 2018
China Income tax statutory rate	25.0%	25.0%
Effect of PRC tax exemption	(6.0)%	(7.6)%
Permanent difference	(0.1)%	0.1%
Effective tax rate	18.9%	17.5%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of March 31, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

The components of deferred tax assets and deferred tax liability as of March 31, 2019 and 2018 consist of the following:

	March 31, 2019	March 31, 2018
Deferred tax assets:
Allowance for doubtful accounts	$32,147	$12,458
Timing difference on contract assets	-	107,227
	32,147	119,685

Deferred tax liability
Timing difference on contract liabilities	(14,665)	-
Deferred tax assets (liability) - Net	$17,482	$119,685

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — TAXES (continued)

(b)	Taxes payable

Taxes payable consists of the following:

	March 31, 2019	March 31, 2018
Income tax payable	$571,176	$274,982
Value added tax payable	40,735	23,425
Other taxes payable	44,631	15,907
Total taxes payable	$656,542	$314,314

NOTE 9 — RELATED PARTY TRANSACTIONS AND BALANCES

The Company’s related party balances consist of the following:

(1)	Accounts receivable - related party, net

		As of March 31,
		2019	2018
Name	Related party relationship
Jiangsu Paizhen Construction Development Co., Ltd.	An entity controlled by a relative of the CEO	$924,901	$-
Total accounts receivable- related party, net		$924,901	$-

(2)	Due from related parties:

Due from related parties consists of the following:

		As of March 31,
		2019	2018

Name	Related party relationship
Mr. Xingpeng Zhao	CEO and controlling shareholder of the Company	$98,341	$73,304
Mr. Bi Luo	Shareholder of the Company	234	450
Ms. Yanli Bai	Shareholder of the Company	-	3,187
Beijing Guanghe Planet Cultural Innovation Development Co., Ltd.	An entity controlled by the CEO	109,454	409
Guanghe Youchuang (Beijing) Technological Business Incubator Co., Ltd.	An entity controlled by a relative of the CEO	-	630,607
Total due from related parties		$208,029	$707,957

These advances are non-interest bearing and due on demand. The balances of due from related parties at March 31, 2019 has been subsequently fully collected as of the date of this report.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(3)	Due to a related party

Due to a related party consists of the following:

		As of March 31,
		2019	2018
Name	Related party relationship
Guanghe Youchuang (Beijing) Technological Business Incubator Co., Ltd.	An entity controlled by a relative of the CEO	$80,876	$-
Total due to a related party		$80,876	$-

As of March 31, 2019 and 2018, the balance of due to a related party was comprised of advance from the Company’s related party and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

The Company’s related party transactions consist of the following:

(1)	Revenue from related parties

			For the years ended March 31,
			2019	2018
Name of related party	Related party relationship	Services provided to related parties
Jiangsu Paizhen Construction Development Co., Ltd.	An entity controlled by a relative of the CEO	Project design service	$943,766	$-
		Construction project management consulting services	3,286,019	-
Guanghe Jiye Cultural Development Group Co., Ltd.	An entity controlled by a relative of the CEO	Project design service	5,011,121	-
Total revenue from related parties			$9,240,906	$-

(2)	Loan guarantee provided by related parties

In connection with the Company’s line of credit of RMB 2 million (equivalent to $318,712) form China Merchants Bank as working capital for one year, the Company’s major shareholders Mr. Xingpeng Zhao and his spouse, and Ms. Yanli Bai and her spouse., jointly provided guarantee to this loan (see Note 7).

In connection with the Company’s $1,490,012 (RMB 10 million) loan from Suqian Tongji Rural Micro-lending Co., Ltd. as working capital for one year, Jingsu Paizhen Construction Development Co., Ltd. (“Paizhen”), an entity controlled by a relative of the Company’s CEO and controlling shareholder, Mr. Xingpeng Zhao, signed a guaranty agreement with the lender to provide guarantee to this loan. In addition, Paizhen also pledged its accounts receivable from Xincheng Investment, totaling RMB 146.3 million (approximately $21.8 million) as collateral with the lender to provide additional guarantee to the loan (see Note 7).

NOTE 10 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — CONCENTRATIONS (continued)

As of March 31, 2019 and 2018, $3,794,016 and $9,464,246 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended March 31, 2019 and 2018, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the year ended March 31, 2019, four customers accounted for 29.8%, 22.1%, 12.2% and 10.6% (Guanghe Jiye Cultural Development Group Co., Ltd., a related party) of the Company’s total revenue, respectively. For the year ended March 31, 2018, three customers accounted for 44.5%, 22.0% and 10.6% of the Company’s total revenue, respectively.

As of March 31, 2019, three customers accounted for 57.5%, 11.5% and 11.4% of the total accounts receivable balance, respectively. As of March 31, 2018, two customers accounted for 40.3% and 11.7% of the total accounts receivable balance, respectively.

For the year ended March 31, 2019, two suppliers accounted for approximately 18.4% and 14.2% of the total purchases, respectively. For the year ended March 31, 2018, three suppliers accounted for approximately 12.3%, 11.9% and 10.8% of the total purchases.

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

Goxus is an excepted company established under the laws of the Cayman Islands on November 15, 2018. The authorized number of ordinary shares was 500,000,000 shares with par value of $0.0001 per share and 30,000,000 shares were issued and outstanding. The issuance of these 30,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On September 12, 2019, the Company consolidated its authorized shares on a two to one basis to 250,000,000 shares and reducing its issued and outstanding shares from 30,000,000 to 15,000,000 ordinary shares with par value increased from $0.0001 per share to $0.0002 per share. The consolidated financial statements have been retrospectively adjusted to reflect this reverse split for all period presented.

Statutory reserve and restricted net assets

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries and VIE from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — SHAREHOLDERS’ EQUITY (continued)

As of March 31, 2019 and 2018, the restricted amounts as determined pursuant to PRC statutory laws totaled $1,238,710 and $598,887, respectively, and total restricted net assets amounted to $3,619,039 and $2,979,216, respectively.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Lease commitment

Prior to the purchase of the office building on August 29, 2018 as disclosed in Note 5, the Company entered into multiple operating lease agreements with the landlords to lease office spaces as its headquarter offices in Beijing. These leases have original lease expiration dates ranging from March 2018 to November 2019. Most of the leases have been early terminated or expired. As of March 31, 2019, there was one operating lease agreement with original lease expiration term of September 30, 2019, which has been extended to September 30, 2020.

Rent expense for the years ended March 31, 2019 and 2018 was $169,415 and $308,873, respectively.

As of March 31, 2019, future minimum lease payments under non-cancelable operating leases are as follows:

Year ending March 31,	Lease expense
2020	$49,503
2021	25,327
Total	$74,830

NOTE 13 — SUBSEQUENT EVENTS

The Company evaluated the subsequent event through the date of the consolidated financial statements available to be issued, and concluded that there are no reportable subsequent events except the following:

On September 12, 2019, the Company consolidated its authorized shares on a two to one basis to 250,000,000 shares and reducing its issued and outstanding shares from 30,000,000 to 15,000,000 ordinary shares with par value increased from $0.0001 per share to $0.0002 per share (See Note 11).

GOXUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIE exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIE shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIE in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective profit or loss as “Equity in earnings of subsidiaries and VIE” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2019 and 2018, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

GOXUS INC. AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of March 31,
	2019	2018
ASSETS
Non-current assets
Investment in subsidiaries and VIE	$16,257,995	$9,847,742

Total assets	$16,257,995	$9,847,742

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0002 par value, 250,000,000 shares authorized, 15,000,000 shares issued and outstanding as of March 31, 2019 and 2018	3,000	3,000
Additional paid-in capital	2,377,329	2,377,329
Retained earnings	14,102,663	7,052,439
Accumulated other comprehensive income (loss)	(224,997)	414,974
Total shareholders’ equity	16,257,995	9,847,742

Total liabilities and shareholders’ equity	$16,257,995	$9,847,742

GOXUS INC. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended March 31,
	2019	2018

EQUITY IN EARNINGS OF SUBSIDIARIES AND VIE	$7,050,224	$7,095,083

NET INCOME	7,050,224	7,095,083
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(639,971)	608,619
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$6,410,253	$7,703,702

GOXUS INC. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

For the Years Ended
	March 31, 2019	March 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,050,224	$7,095,083
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary and VIE	(7,050,224)	(7,095,083)
Net cash used in operating activities	-	-

CHANGES IN CASH	-	-

CASH, beginning of year	-	-

CASH, end of year	$-	$-

Until [●], 2019, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Ordinary Shares
(minimum offering amount)

Ordinary Shares
(maximum offering amount)

Goxus Inc.

Prospectus dated [●], 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association, which will become effective upon or before completion of this offering, provide for indemnification of our existing or former secretary, director and other officer of the Company and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director, Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s, secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director, secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Islands or elsewhere.

No such existing or former director, secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment by way of advancement, for any legal costs incurred by an existing or former director, secretary, or officer of the Company in respect of any matter identified in above on condition that the director, secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director, secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding share capital issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

In connection with our incorporation, we issued an aggregate of 30,000,000 ordinary shares to certain investors for an aggregate of $3,000 on November 15, 2018. On September 12, 2019, the Company consolidated its authorized shares on a two to one basis, and as a result, the number of our issued and outstanding Ordinary Shares was reduced to 15,000,000.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Placement Agent at the closing specified in the placement agency agreement, certificates in such denominations and registered in such names as required by the Placement Agent to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(1) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering

(3) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(4) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) The undersigned registrant hereby undertakes to provide to the Placement Agent at the closing specified in the placement agency agreement, certificates in such denominations and registered in such names as required by the Placement Agent to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dongguan, People’s Republic of China, on October 22, 2019.

Goxus Inc.

By:	/s/ Xingpeng Zhao
Xingpeng Zhao
Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Xingpeng Zhao	Chief Executive Officer and Director	October 22, 2019
Name: Xingpeng Zhao	(Principal Executive Officer)

/s/ Lili Yan	Chief Financial Officer	October 22, 2019
Name: Lili Yan	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on October 22, 2019.

Hunter Taubman Fischer & Li LLC

By:
Name: Ying Li
Title: Partner and Member

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Placement Agent Agreement**

3.1	Amended and Restated Memorandum and Articles of Association**

4.1	Specimen Certificate for Ordinary Shares*

5.1	Form of Opinion of Ogier regarding the validity of the Ordinary Shares being registered**

8.1	Form of Opinion of Grandall Law Firm(NanJing) regarding certain PRC tax matters (included in Exhibit 99.2)**

10.1	Form of Employment Agreement by and between executive officers and the Registrant**

10.2	Form of Indemnification Agreement with the Registrant’s directors and officers*

10.3	English Translation of Exclusive Business Cooperation Agreement*

10.4	English Translation of Form Power of Attorney*

10.5	English Translation of Share Pledge Agreement*

10.6	English Translation of Exclusive Option Agreement*

10.7	English Translation of Form Spousal Confirmation and Consent*

10.8	English Translation of Office Building Purchase Agreement dated August 28, 2018*

21.1	Subsidiaries*

23.1	Consent of Prager Metis CPAs LLC **

23.2	Consent of Ogier (included in Exhibit 5.1)**

23.3	Consent of Grandall Law Firm(NanJing) (included in Exhibit 99.2)**

99.1	Form of Code of Business Conduct and Ethics of the Registrant*

99.2	Form of Opinion of Grandall Law Firm (NanJing), People’s Republic of China counsel to the Registrant, regarding certain PRC law matters**

99.3	Consent of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.*

99.4	Industry Report by Frost & Sullivan*

99.5	Consent of Mr. Longlong Cheung*

99.6	Consent of Mr. Min Wang*

99.7	Consent of Mr. Stephen Markscheid*

99.8	Consent of Mr. Hongtao Zhai*

*	Filed herewith.
**	To be filed by amendment.